Exhibit 99.2

Redacted Execution Version

SECURED LOAN AGREEMENT

by and among

HIS MAJESTY THE KING IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF NORTHERN ECONOMIC DEVELOPMENT AND GROWTH,

as Agent,

THE LENDERS THAT ARE PARTIES HERETO

as the Lenders, and

ALGOMA STEEL INC.

as Borrower

Dated as of November 14, 2025

-i-

(continued)

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(continued)

-iii-

(continued)

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(continued)

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EXHIBITS AND SCHEDULES

Exhibit A-1	Form of Assignment and Acceptance
Exhibit B-1	Form of Compliance Certificate
Exhibit C-1	Form of Subordination Agreement
Exhibit D-1	Form of Borrowing Notice
Exhibit E-1	Form of Prepayment Notice
Exhibit F-1	Form of Perfection Certificate
Exhibit F-2	Form of Perfection Certificate Supplement

Schedule A-1	[Intentionally Deleted]
Schedule A-2	[Intentionally Deleted]
Schedule C-1	Commitments
Schedule D-1	Existing Debt for Borrowed Money
Schedule E-1	[Intentionally Deleted]
Schedule F-1	Permitted Liens
Schedule 3.1	Conditions Precedent
Schedule 4.1	Capitalization of Borrower and Subsidiaries
Schedule 4.11	Environmental Matters
Schedule 4.21(e)	Violations or Proceedings
Schedule 5.1	Financial Statements, Reports, Certificates

SECURED LOAN AGREEMENT

THIS SECURED LOAN AGREEMENT is entered into as of November 14, 2025 by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), HIS MAJESTY THE KING IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF NORTHERN ECONOMIC DEVELOPMENT AND GROWTH, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, “Administrative Agent”, “Collateral Agent” and collectively “Agent”) and ALGOMA STEEL INC., a corporation organized under the laws of the Province of British Columbia (the “Borrower”).

The parties agree as follows:

1.	DEFINITIONS AND CONSTRUCTION.

1.1	Definitions.

As used in this Agreement, the following terms shall have the following definitions:

“ABL Agent” means Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent under the ABL Credit Agreement, and its successors and assigns.

“ABL Credit Agreement” means the amended and restated credit agreement dated as of May 23, 2023, as amended on June 17, 2024, June 27, 2025, September 12, 2025 and November 13, 2025 among, inter alios, the ABL Agent, as administrative agent and collateral agent and the Borrower, as borrower.

“ABL Intercreditor Agreement” shall mean that certain intercreditor agreement, dated May 23, 2023, as supplemented by an intercreditor agreement joinder dated April 4, 2024, by and among the Borrower, the other Guarantors party thereto, the ABL Agent, the creditors under the CapEx Facilities (or the collateral representative in respect thereof), and any Term Loan Collateral Agent party thereto from time to time, as such intercreditor agreement is to be further supplemented by an intercreditor agreement joinder dated the date hereof. For the purposes of the Security Documents, the foregoing shall constitute an Acceptable Intercreditor Agreement.

“Acceptable Intercreditor Agreement” means, collectively, (a) the ABL Intercreditor Agreement, (b) the Pari Passu Agreement, and (c) each other intercreditor agreement entered into after the Closing Date in form and substance satisfactory to the Agent.

“Account” means an account (as that term is defined in the Code or the PPSA, as applicable).

“Acquisition” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, operation or undertaking of any other Person.

“Additional Compensation” has the meaning specified therefor in Section 2.13(c).

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, when used with respect to a specified Person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” has the meaning specified therefor in the preamble to this Agreement.

“Agent’s Account” means such deposit account of the Agent as the Agent shall notify to the Borrower from time to time as being the account to which payments and transfers to the Agent on behalf of the Lenders pursuant to the Loan Documents are to be made.

“Agent’s Liens” means the Liens granted by each Loan Party or its Subsidiaries to Agent under the Loan Documents and securing the Obligations.

“Agent-Related Persons” means Agent, together with its Affiliates, officers, directors, employees, attorneys, and agents.

“Agreement” means this secured loan agreement, as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Anti-Corruption Laws” means the FCPA, the U.K. Bribery Act of 2010, the anti- corruption provisions of the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada), the Lobbyists Registration Act (Ontario), each as amended, and all other applicable laws and regulations or ordinances concerning or relating to bribery or corruption in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business.

“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business that relates to money laundering, any predicate crime to money laundering, terrorist financing or any financial record keeping and reporting requirements related thereto.

“Applicable Law” shall mean, in relation to a Person, all federal, provincial, state, regional, county, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority applicable to such Person).

“Approval Instrument” has the meaning specified therefor in Section 14.1(c).

“Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”.

“ASGI” means Algoma Steel Group Inc.

“Asset Dispositions” means the conveyance, sale, lease, license, assignment, transfer, or other disposition of any of assets (including by an allocation of assets among newly divided limited liability companies pursuant to a “plan of division”), other than any Permitted Disposition.

“Assignee” has the meaning specified therefor in Section 13.1(a) of this Agreement.

“Assignment and Acceptance” means an assignment and acceptance agreement substantially in the form of Exhibit A-1 to this Agreement.

“Assignor” has the meaning specified therefor in Section 13.1(a) of this Agreement.

“Associate” shall mean (i) any Person engaged in a Similar Business of which the Borrower or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Borrower or any Restricted Subsidiary of the Borrower.

“Authorized Officer” shall mean, with respect to (i) delivering the Borrowing Notice and similar notices, any person or persons that has or have been authorized by the Board of Directors of the Borrower to deliver such notices pursuant to this Agreement, (ii) delivering financial information and officer’s certificates pursuant to this Agreement, the chief financial officer, vice president, finance, the treasurer or the principal accounting officer of the Borrower, and (iii) any other matter in connection with this Agreement or any other Loan Document, any officer (or a Person or Persons who is duly authorized to represent any such entity) of the Borrower or other Loan Party, as applicable.

“Availability” means, as of any date of determination, the amount that Borrower is entitled to borrow under the Loan under Section 2.1 of this Agreement.

“Availability Period” means the period commencing on the Closing Date and ending on the date that is thirty-six (36) months following the Closing Date.

“Available Tenor” means, as of any date of determination and with respect to the then- current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.12(d)(iii)(D).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

“Benchmark” means, initially, the Term CORRA Reference Rate; provided, that if a Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate or the then-current Benchmark, then “Benchmark”, means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(d)(iii).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then-current Benchmark, the sum of: (a) the alternate benchmark rate that has been selected by Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such then-current Benchmark for syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, in each case, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement shall be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to any then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been, or all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness, non-compliance or non- alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if such Benchmark (or such component thereof), or any Available Tenor of such Benchmark (or such component thereof), continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any then-current Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof), or all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, if the then-current Benchmark has any Available Tenors, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event with respect to any then-current Benchmark, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(d)(iii) and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(d)(iii).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“BHC Act Affiliate” of a Person means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such Person.

“BIA” shall mean the Bankruptcy and Insolvency Act (Canada) as such legislation now exists or may from time to time hereafter be amended, modified, recodified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

“Board of Directors” means, as to any Person, the board of directors (or comparable managers) of such Person, or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrower” has the meaning specified therefor in the preamble to this Agreement.

“Borrower Materials” has the meaning specified therefor in Section 17.9(c) of this Agreement.

“Borrowing” means a borrowing consisting of Loans made on the same day by the Lenders (or Agent on behalf thereof).

“Borrowing Notice” means a notice requesting a Borrowing, substantially in the form annexed hereto as Exhibit D-1, to be given to the Lenders by the Borrower pursuant to Section 2.3.

“Business Day” means a day, except a Saturday or a Sunday or other day on which banks are required or authorized to close in Toronto, Ontario.

“Business Plan” means the business plan of the Borrower dated September 4, 2025 and attached to the officer’s certificate delivered by the Borrower to the Agent on September 28, 2025, as amended, modified, supplemented, replaced or otherwise revised from time to time in accordance with this Section 6.12 of this Agreement.

“Calculation Period” shall mean, with respect to any Specified Transactions or any other event expressly required to be calculated on a Pro Forma Basis pursuant to the terms of this Agreement, the Test Period most recently ended prior to the date of such Specified Transaction or other event for which financial statements have been delivered to the Agent pursuant to Section 5.1.

“Canadian Insolvency Laws” shall mean any of the BIA, the CCAA and the Winding- Up and Restructuring Act (Canada) and any other applicable insolvency or other similar law of Canada, including any corporate or other law of any applicable jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Canadian Loan Party” means the Parent, the Borrower and each Subsidiary Guarantor that is a Canadian Restricted Subsidiary of Parent and is not an Excluded Subsidiary.

“Canadian Pension Event” means the occurrence of any of the following: (i) a Loan Party passes a resolution to terminate or wind-up in whole or in part any DB Plan or otherwise initiates any action or filing to voluntarily terminate in whole or in part any DB Plan; (ii) the institution of proceedings by any Governmental Authority to terminate in whole or in part any DB Plan, including notice being given by the FSRA or another Governmental Authority that it intends to proceed to wind- up in whole or in part any DB Plan; (iii) the cessation or suspension of contributions to the fund of a Canadian Pension Plan required by the terms of such plan or Applicable Law; or (iv) a Lien has arisen in relation to a Canadian Pension Plan (other than for contributions payable but are not yet due).

“Canadian Pension Plan” means a pension plan or plan which is or is required to be registered under the PBA and under which a Loan Party has any liability, contingent or otherwise.

“Canadian Pledge Agreement” means that certain Canadian pledge agreement, dated as of the date hereof, entered into by each Canadian Loan Party, pledging all of the Equity Interests (other than Excluded Assets) in any Canadian Restricted Subsidiary of the Borrower.

“Canadian Restricted Subsidiary” means, at any time, any direct or indirect Canadian Subsidiary of the Parent that is not then an Unrestricted Subsidiary; provided that upon the occurrence of any such Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Canadian Subsidiary shall be included in the definition of “Canadian Restricted Subsidiary.”

“Canadian Security Agreement” means the Canadian Security Agreement dated as of the date hereof and entered into by each Canadian Loan Party, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Canadian Subsidiary” means any Subsidiary of a Person incorporated or organized or resident in Canada or any province or territory thereof.

“CapEx Facilities” shall mean, collectively, those capital expenditure credit facilities provided to the Borrower pursuant to (a) the Ontario CapEx Facility ,(b) the Federal CapEx Facility and (c)(x) the SIF CapEx Facility, (y) the SIF Grant Facility, and (z) the SIF 2021 CapEx Facility.

“Capital Expenditures” means, with respect to any Person for any period, the aggregate of, without duplication, (a) all expenditures (whether paid in cash or accrued as liabilities and including capitalized research and development costs and capitalized software expenditures) by the Borrower and its Restricted Subsidiaries during such period that, in conformity with IFRS, are or are required to be included as additions during such period to property, plant or equipment reflected in the consolidated balance sheet of the Borrower and its Restricted Subsidiaries and (b) Capitalized Lease Obligations incurred by the Borrower and its Restricted Subsidiaries during such period.

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with IFRS.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of IFRS (but subject to Section 1.2(b)). The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of IFRS, and the stated maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Captive Insurance Subsidiary” shall mean any Restricted Subsidiary of the Borrower that is subject to regulation as an insurance company (or any Restricted Subsidiary thereof).

“Cash Equivalents” means:

(a) (1) United States Dollars, Euro, or any national currency of any member state of the European Union or Canada; or (2) any other foreign currency held by the Borrower and the Restricted Subsidiaries in the ordinary course of business;

(b)securities issued or directly and fully guaranteed or insured by the United States or Canadian governments, a member state of the European Union or, in each case, or any agency or instrumentality of the foregoing (provided that the full faith and credit obligation of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(c) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of USD$250,000,000;

(d) repurchase obligations for underlying securities of the types described in clauses (b), (c) and (g) entered into with any bank meeting the qualifications specified in clause (c) above;

(e) commercial paper rated at least (i) “A-1” or higher by S&P or “P-1” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) maturing within two years after the date of creation thereof or (ii) “A-2” or higher by S&P or “P-2” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) maturing within one year after the date of creation thereof, or, in each case, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt;

(f) marketable short-term money market and similar securities having a rating of at least “P-2” or “A-2” from either S&P or Moody’s, respectively (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) and in each case maturing within 24 months after the date of creation or acquisition thereof;

(g) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America or Canada or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest ratings categories by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(h) readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest ratings categories obtainable by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(i) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the three highest ratings categories by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower);

(j) with respect to any Foreign Subsidiary: (i) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (ii)

certificates of deposit of, bankers acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A-1” or the equivalent thereof or from Moody’s is at least “P-1” or the equivalent thereof (any such bank being an “Approved Non-U.S. Bank”), and in each case with maturities of not more than 270 days from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Non-U.S. Bank;

(k) Indebtedness or Preferred Equity Interests issued by Persons with a rating of (i) “A” or higher from S&P or “A-2” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of 24 months or less from the date of acquisition, or (ii) “A-” or higher from S&P or “A-3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of 12 months or less from the date of acquisition;

(l) bills of exchange issued in the United States, Canada, a member state of the European Union or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(m) [Reserved]; and

(n) interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (a) through (m) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (a) above, provided that such amounts are converted into any currency listed in clause (a) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Cash Flow Forecast” means the rolling thirty-six month cash flow forecast submitted by the Borrower with the Loan Application and prepared by management in good faith based on (a) assumptions believed by management to be reasonable and (b) on a basis consistent with its current operating circumstances and prospects for continuing as a going concern in a tariff and countermeasure economic environment, as updated from time to time in accordance with the Agreement.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transfers of funds, treasury, depository, credit or debit card, purchasing card, and/or cash management services, including controlled disbursement services, overdraft facilities, foreign exchange facilities and currency management services, deposit and other accounts, merchant services, netting services, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with cash management and deposit accounts.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada), as such legislation now exists or may from time to time hereafter be amended, modified, recodified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

“CEEFC Credit Facilities” means (a) the $80,000,000 loan pursuant to the secured credit agreement dated as of the date hereof among the Borrower and Canada Enterprise Emergency Funding Corporation (the “Secured CEEFC Loan Agreement”), and (b) the $320,000,000 loan pursuant to the unsecured loan agreement dated as of the date hereof among the Borrower and Canada Enterprise Emergency Funding Corporation.

“Change in Law” means the occurrence after the date of this Agreement of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation, judicial ruling, judgment or treaty or in the administration, interpretation, implementation or application by any Governmental Authority of any law, rule, regulation, guideline or treaty, (c) any new, or adjustment to, requirements prescribed by the Board of Governors for “Eurocurrency Liabilities” (as defined in Regulation D of the Board of Governors), requirements imposed by the Federal Deposit Insurance Corporation, or similar requirements imposed by any domestic or foreign governmental authority or resulting from compliance by Agent or any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority and related in any manner to any then-current Benchmark, or (d) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that, notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means that (i) the Parent shall at any time cease to own, directly or indirectly, 100% of the Equity Interests of the Borrower (or any Person that is the resulting, surviving, continuing or transferee Person thereof that has complied with the requirements of Section 6.3) or (ii) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act as in effect on the Closing Date) (but excluding (x) any Plan of such Person and its Subsidiaries and/or any Person acting in its capacity as the trustee, agent or other fiduciary or administrator of any such Plan and (y) one or more Permitted Holders), of Equity Interests representing more than 35% of the total voting power of all of the outstanding voting Equity Interests of the Parent and such percentage of the total voting power of all of the outstanding voting Equity Interests of the Parent is sufficient to elect or appoint a majority of the Board of Directors of the Parent.

“Closing Date” means the date on which each of the conditions precedent set forth on Schedule 3.1 to this Agreement either have been satisfied or have been waived.

“Code” means the New York Uniform Commercial Code, as in effect from time to time.

“Collateral” means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by any Loan Party or its Subsidiaries in or upon which a Lien is granted by such Person in favor of Agent or the Lenders under any of the Loan Documents.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in any Loan Party’s or its Subsidiaries’ books and records, Equipment, or Inventory, in each case, in form and substance reasonably satisfactory to Agent.

“Collateral and Guarantee Requirement” means, at any time, subject to (x) the applicable limitations set forth in this Agreement and/or any other Loan Document and (y) the time periods (and extensions thereof) set forth in Section 5.12 of this Agreement, the requirement that:

(a) the Agent shall have received (i) a guarantee agreement or such comparable documentation to become a Subsidiary Guarantor, (ii) a joinder agreement to each applicable Security Document, substantially in the form annexed thereto or, in the case of a Foreign Subsidiary, execute a security agreement compatible with the laws of such Foreign Subsidiary’s jurisdiction in form and substance reasonably satisfactory to the Agent, (iii) the certificates, if any, representing all of the Equity Interests of the applicable Restricted Subsidiary (other than any such Equity Interests constituting Excluded Assets), together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of the holder(s) of such Equity Interests, and all intercompany notes owing from such Restricted Subsidiary to any Loan Party together with instruments of transfer executed and delivered in blank by a duly authorized officer of the applicable Loan Party, (iv) if the Restricted Subsidiary required to comply with the requirements set forth in this definition pursuant to Section 5.12 owns registrations of or applications for U.S. or Canadian patents, U.S. or Canadian trademarks and/or U.S. or Canadian copyrights and/or Canadian Industrial Designs that constitute Collateral, intellectual property security agreements for filing with the United States Patent and Trademark Office and United States Copyright Office and Canadian Intellectual Property Office, as applicable, (v) a completed Perfection Certificate, (vi) UCC or PPSA financing statements or financing change statements in appropriate form for filing in such jurisdictions as the Agent may reasonably request, (vii) an executed joinder to the ABL Intercreditor Agreement or an Acceptable Intercreditor Agreement that is then applicable in substantially the form attached as an exhibit thereto or such other form as may be acceptable to the Agent, (viii) such other documents or instruments, or evidence of such other actions taken, in each case as reasonably requested to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such Security Document in accordance with all applicable Requirements of Law and Perfection Requirements and (ix) to the extent reasonably requested by the Agent, customary legal opinions, board resolutions and officers’ certificates in each case consistent with those delivered on the Closing Date or from time to time pursuant to Section 5.12; and

(b) the Agent shall have received with respect to each Mortgaged Property:

(i) a Mortgage encumbering each Mortgaged Property in favor of the Agent, for the benefit of the Secured Parties, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Property, and registered as a third priority (subject to each Acceptable Intercreditor Agreement than extant) Mortgage in the registry office where each such Mortgaged Property is situated, and such financing statements and any other instruments necessary to grant a mortgage lien under the laws of any applicable jurisdiction, all of which shall be in form and substance reasonably satisfactory to Agent;

(ii) such consents, approvals, amendments, supplements, memoranda of leases, or other instruments as required by the Agent, acting reasonably, in order for the owner or holder of the fee or leasehold interest constituting such Mortgaged Property to grant the Lien contemplated by the Mortgage with respect to such Mortgaged Property, if applicable;

(iii) a policy of title insurance insuring the Lien of such Mortgage as a valid third priority (subject to each Acceptable Intercreditor Agreement than extant) Mortgage Lien, subject only to Permitted Liens, on the Mortgaged Property in an amount reasonably acceptable to the Agent (not to exceed the Fair Market Value of such Mortgaged Property) and which policy (each, a “Mortgage Policy”) shall (A) be issued by the Title Company, (B) to the extent necessary, include such reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Agent, (C) have been supplemented by such endorsements, to the extent not included in the standard coverage, as shall be reasonably requested by the Agent, and (D) contain no exceptions to title other than Permitted Liens, all of which shall be in form and substance reasonably satisfactory to the Agent;

(iv) evidence reasonably acceptable to the Agent of payment by the Borrower of all Mortgage Policy premiums, mortgage and similar taxes and other costs and expenses required for the registration of the Mortgages and issuance of the title policies referred to above;

(v) copies of all Leases generating annual rent in excess of USD$500,000 in which the Borrower or any Subsidiary holds the lessor’s interest or other agreements relating to possessory interests, if any;

(vi) if requested by the Agent, evidence that each Loan Party shall have made all notifications, registrations and filings, to the extent required by, and in accordance with, all Governmental Real Property Disclosure Requirements applicable to such Mortgaged Property, if any;

(vii) if requested by the Agent, with respect to any Mortgage delivered pursuant to Section 5.12(e), a Survey;

(viii) favorable written opinions, addressed to the Agent and the Secured Parties, of local counsel to the Loan Parties in each jurisdiction (i) where a Mortgaged Property is located and (ii) where the applicable Loan Party granting the Mortgage on such Mortgaged Property is organized, regarding the due authority, execution, delivery, perfection (solely with respect to the related personal property) and enforceability of each such Mortgage, the corporate formation, existence and good standing of the applicable Loan Party, and such other matters as may be reasonably requested by the Agent, each in form and substance reasonably satisfactory to the Agent; and

(ix) with respect to any Mortgaged Property located in the United States, a “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower or the applicable Loan Party) and, in the event any such property is a Flood Hazard Property, evidence of flood insurance as required by this Agreement.

Notwithstanding any provision of any Loan Document to the contrary, if any mortgage tax or similar tax or charge is owed on the entire amount of the Obligations evidenced hereby in connection with the delivery of a mortgage or UCC and/or PPSA fixture filing pursuant to clause (b) above, then, to the extent permitted by, and in accordance with, applicable Requirements of Law, the amount of such mortgage tax or similar tax or charge shall be calculated based on the lesser of (x) the amount of the Obligations allocated to the applicable Mortgaged Property and (y) the Fair Market Value of the applicable Mortgaged Property at the time the Mortgage is entered into and determined in a manner reasonably acceptable to Agent and the Borrower.

“Commitment” means, with respect to each Lender, and, with respect to all Lenders, as the context requires, such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to this Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under this Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of this Agreement.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Commodity Linked Transaction” shall mean any physically-settled commodity forward or forward option transaction, commodity intermediation transaction, commodity repurchase or reverse repurchase transaction, commodity inventory monetization transaction, pre-paid commodity swap, commodity consignment arrangement, or other similar commodity linked transaction (in each case, howsoever described, whether or not involving prepayment and/or payment or performance delays, and, for the avoidance of doubt, including any such transactions under a purchase and sale agreement, repurchase agreement, intermediation agreement, forward agreement, ISDA master agreement or similar master agreement).

“Commodity Linked Transaction Property” means commodity the title to which is, or is deemed to be, owned by or transferred to a counterparty to a Hedge Agreement under a Commodity Linked Transaction.

“Compensation Lender” has the meaning specified therefor in Section 14.2(a) of this Agreement.

“Compliance Certificate” means a certificate substantially in the form of Exhibit B-1 to this Agreement delivered by an Authorized Officer of the Borrower to Agent.

“Confidential Information” has the meaning specified therefor in Section 17.9(a) of this Agreement.

“Conforming Changes” means, with respect to either the use or administration of any initial Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the length of lookback periods, the applicability of Section 2.12 and other technical, administrative or operational matters) that Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of any such Benchmark Replacement exists, in such other manner of administration as Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Cash Interest Expense” shall mean, for any period, Consolidated Interest Expense for such period, excluding any amount not payable in cash for such period.

“Consolidated Debt Service Charges” means, for any period, the sum, without duplication, of the amounts determined for the Borrower and its Restricted Subsidiaries on a consolidated basis equal to: (i) Consolidated Cash Interest Expense plus (ii) the aggregate amount of all dividends or distributions on or in respect of the Borrower’s or any Restricted Subsidiary’s Equity Interests paid in cash in respect of Disqualified Equity Interests.

“Consolidated Depreciation and Amortization Expense” shall mean, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated EBITDA” shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(a) increased (without duplication) by:

(i) provision for taxes based on income or profits or capital, including state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period, including any penalties and interest relating to any tax examinations, deducted (and not added back) in computing Consolidated Net Income; plus

(ii) Consolidated Debt Service Charges of such Person for such period, in each case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income (including (x) net losses or any Hedge Obligations or other derivative instruments entered into for the purpose of hedging interest rate, currency or commodities risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (t) through (z) in clause (1) thereof), including (i) fees and expenses paid to the Agent in connection with its services hereunder, (ii) other bank, administrative agency (or trustee) and financing fees (including rating agency fees and other fees in respect of any Term Loan Facility) and (iii) commissions, discounts and other fees and charges owed with respect to revolving commitments, letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements; plus

(iii) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(iv) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the CapEx Facilities, this Agreement and any Term Loan Facility, and (ii) any amendment or other modification of the Loan Documents, the Term Loan Facility Documents and the CapEx Facilities, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(v) the amount of any restructuring charge or reserve, integration cost or other business optimization expense or cost that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions or divestitures after the Closing Date, and costs related to the closure and/or consolidation of facilities and to exiting lines of business; provided that, from and after the fourth full Fiscal Quarter occurring after the Closing Date, the aggregate amount added to or included in Consolidated EBITDA pursuant to this clause (e) shall not, for any Test Period, exceed USD$20,000,000 in any such Test Period; plus

(vi) any other non-cash charges, write-downs (in the case of inventory, not exceeding USD $20,000,000 in any twelve month fiscal period), expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting (excluding (i) any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period and (ii) any amortization attributable to any prepaid expense that was paid in cash in a prior period) or other items classified by the Borrower as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period) not to exceed USD$20,000,000 per annum; plus

(vii) the amount of any minority interest expense consisting of Restricted Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Restricted Subsidiary; plus

(viii) [Reserved]; plus

(ix) any costs or expense incurred by the Borrower or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Equity Interests (other than Disqualified Equity Interests) of the Borrower; plus

(x) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(xi) any net loss included in the Consolidated Net Income attributable to non-controlling interests pursuant to the application of Accounting Standards Codification Topic 810-10-45 (“Topic 810”); plus

(xii) realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Borrower and its Restricted Subsidiaries; plus

(xiii) net realized losses from Hedge Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements; plus

(xiv) pro forma adjustments, including pro forma “run rate” cost savings, operating expense reductions, operational improvements and synergies (collectively, “Expected Cost Savings”) (net of actual amounts realized) (1) that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of such Person) or (2) that have been identified to the Agent prior to the Closing Date (including by inclusion in any financial model, confidential information memorandum or quality of earnings or similar report or analysis) related to any permitted asset sale, acquisition (including the commencement of activities constituting a business line), combination, Investment, disposition (including the termination or discontinuance of activities constituting a business line), operating improvement, restructuring, cost savings initiative, any similar initiative (including the effect of increased pricing in customer contracts, the renegotiation or renewal of contracts and other arrangements or efficiencies from the shifting of production of one or more products from one manufacturing facility to another) and/or specified transaction, in each case prior to, on or after the Closing Date (any such operating improvement, restructuring, cost savings initiative or similar initiative or specified transaction, a “Cost Saving Initiative”) (in each case, calculated on a Pro Forma Basis as though such Expected Cost Savings and/or Cost Saving Initiative had been realized in full on the first day of such period); provided that the results of such Expected Cost Savings and/or Cost Saving Initiatives are projected by the Borrower in good faith to result from actions that have been taken or with respect to which steps have been taken or expected to be taken (in the good faith determination of the Borrower) within 18 months after, with respect to any Cost Saving Initiative, the date of any such operating improvement, restructuring, cost savings initiative or similar initiative or specified transaction; provided further that the aggregate amount added to or included in Consolidated EBITDA pursuant to this clause (n) shall not, for any Test Period, exceed an amount equal to 20% of Consolidated EBITDA for such Test Period, calculated after giving effect to any such add-backs or inclusion;

(b) decreased (without duplication) by:

(i) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period; plus

(ii) realized foreign exchange income or gains resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Borrower and its Restricted Subsidiaries; plus

(iii) any net realized income or gains from Hedge Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements; plus

(iv) any net income included in Consolidated Net Income attributable to non-controlling interests pursuant to the application of Topic 810; plus

(v) interest income and income/gains related to taxes; and

(c) increased or decreased (without duplication) by, as applicable, any adjustments resulting from the application of Accounting Standards Codification Topic 460 or any comparable regulation.

“Consolidated Indebtedness” shall mean, as at any date of determination, the aggregate amount of all Indebtedness in respect of Indebtedness for borrowed money, Capitalized

Lease Obligations, purchase money Indebtedness, Indebtedness evidenced by notes, bonds or similar instruments, unreimbursed drawings under letters of credit, Disqualified Equity Interests and Preferred Equity Interests, in each case, of the Borrower and its Restricted Subsidiaries on a consolidated basis (in each case, including any interest, fees or dividends paid in kind); provided that the amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness; provided further that “Consolidated Indebtedness” shall be calculated (for all purposes hereunder, including as a component of the definition of Consolidated Total Leverage Ratio, and any applications of such definitions) (i) net of Unrestricted Cash, (ii) to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness, and thereafter such funds and evidences of such obligation, liability or indebtedness or other security so deposited are not included in the calculation of Unrestricted Cash and (iii) to exclude obligations under any derivative transaction or under any Indebtedness that is non-recourse to the Borrower and its Restricted Subsidiaries. For the avoidance of doubt, for purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Loan Documents requires a calculation of any financial ratio or financial test (including the Consolidated Total Leverage Ratio) required to be satisfied as a condition to the incurrence of any Indebtedness, the proceeds of any Indebtedness being incurred in reliance on such ratio shall not be netted (but the Borrower may give pro forma effect to the repayment of any Indebtedness to be repaid with such proceeds).

“Consolidated Interest Expense” shall mean, with respect to any Person for any period, without duplication, the sum of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedge Obligations or other derivative instruments pursuant to IFRS), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedge Obligations with respect to Indebtedness, and excluding (s) any interest in relation to pension obligations and other post-employment obligations and benefits, (t) penalties and interest relating to taxes, (u) any additional cash interest owing pursuant to any registration rights agreement, (v) accretion or accrual of discounted liabilities other than Indebtedness, (w) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) interest with respect to Indebtedness of any parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under IFRS; plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c) other than in connection with the calculation of Consolidated EBITDA, interest income for such period.

“Consolidated Net Income” shall mean, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis for such period taken as a single accounting period determined in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(a) subject to the limitations contained in clause (3) below, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that Consolidated Net Income will be increased by the aggregate amount of dividends, distributions or other payments made in cash or Cash Equivalents (or converted into cash or Cash Equivalents) actually distributed by such Person to the Borrower or any other Restricted Subsidiary;

(b) [reserved];

(c) any net gain (or loss) realized upon the sale or other disposition of any asset (including pursuant to any Sale and Leaseback Transaction) or disposed operations of the Borrower or any Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Borrower);

(d) (i) any extraordinary, exceptional, unusual or nonrecurring gain, loss, charge or expense, or (ii) any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense;

(e) the cumulative effect of a change in accounting principles (effected by way of either a cumulative effect adjustment or as a retroactive application, in each case, in accordance with IFRS);

(f) any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions and (ii) income (loss) attributable to deferred compensation plans or trusts;

(g) all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off, forgiveness or early extinguishment of Indebtedness;

(h) any unrealized gains or losses in respect of any Hedge Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of any Hedge Obligations;

(i) any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(j) any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Borrower or any Restricted Subsidiary owing to the Borrower or any Restricted Subsidiary;

(k) any purchase accounting effects including adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by IFRS and related authoritative pronouncements (including the effects of such adjustments pushed down to the Borrower and the Restricted Subsidiaries), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write- off of in process research and development);

(l) any goodwill or other intangible asset impairment charge or write-off;

(m) any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or any Hedge Obligations or other derivative instruments;

(n) [intentionally deleted];

(o) any net unrealized gains and losses resulting from Hedge Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements;

(p) [intentionally deleted]; and

(q) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption.

In addition, to the extent not already included in the calculation of Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall (i) exclude any expenses and charges that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder and (ii) include the proceeds of business interruption insurance in an amount representing the earnings for the applicable period that such proceeds are intended to replace (whether or not received so long as the Borrower in good faith expects to receive such proceeds within the next four fiscal quarters (with a deduction in the applicable future period for any amount so added back to the extent not so received within the next four fiscal quarters)).

“Consolidated Total Assets” shall mean the total assets of the Borrower and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Borrower delivered pursuant to Section 5.1; provided that for the period prior to the time any such statements are so delivered pursuant to Section 5.1, the financial statements delivered on the Closing Date pursuant to Schedule 3.1.

“Consolidated Total Leverage Ratio” shall mean, on any date of determination, the ratio of (x) Consolidated Indebtedness on such date to (y) Consolidated EBITDA for the Calculation Period, as applicable, most recently ended on or prior to such date.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meaning correlative thereto.

“CORRA” means a rate equal to the Canadian Overnight Repo Rate Average as administered and published by the CORRA Administrator.

“CORRA Administrator” means the Bank of Canada (or a successor administrator of CORRA, as selected by Agent in its reasonable discretion).

“Covenant Testing Period” has the meaning specified therefor in Article 7 of this Agreement.

“Covered Entity” means any of the following:

(a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning specified therefor in Section 17.15 of this Agreement.

“Credit Documents” means, collectively, the Loan Documents.

“DB Plan” shall mean a Canadian Pension Plan that is a defined benefit pension plan or which contains a defined benefit provision, including, for greater certainty, the WRAP Pension Plan, the Salaried Pension Plan and the Hourly Pension Plan.

“Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable Default or Event of Default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to Agent or any other Lender any other amount required to be paid by it hereunder within two Business Days of the date when due, (b) has notified the Borrower or Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable Default or Event of Default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by Agent or the Borrower, to confirm in writing to Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of any Insolvency Proceeding, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets (except, in the case of immunity from attachment of assets, to the extent the liabilities of such Lender (including judgments against it) are otherwise paid out of, or payable from, a fund of a

Governmental Authority which was created and is then maintained for such purpose and is funded in an amount at least sufficient to satisfy such liabilities) or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Borrower and each Lender.

“Defaulting Lender Rate” means the interest rate then applicable to Loans.

“Deposit Account” shall mean a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization; provided that Deposit Account shall not include any Excluded Account.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Borrower or any Restricted Subsidiary in connection with any Asset Disposition pursuant to Section 6.4 that is designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Borrower, setting forth the basis of such valuation (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“Designated Preferred Equity Interests” shall mean, with respect to the Borrower, Preferred Equity Interests (other than Disqualified Equity Interests) (a) that is issued for cash (other than to the Borrower or a Subsidiary of the Borrower or an employee stock ownership plan or trust established by the Borrower or any such Subsidiary for the benefit of their employees to the extent funded by the Borrower or such Subsidiary) and (b) that is designated as “Designated Preferred Equity Interests” pursuant to an officer’s certificate of the Borrower at or prior to the issuance thereof.

“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are exchangeable), or upon the happening of any event or condition (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part,(c) provide for the scheduled payments of dividends in cash, (d) are or become convertible into or exchangeable (unless at the sole option of the issuer thereof) for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, or (e) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof, in whole or in part, which may come into effect, in each case, prior to the date that is 91 days after the Maturity Date, provided however that any such Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Equity Interests upon the occurrence of a change in control or any disposition occurring on or prior to 91 days following the Maturity Date at the time such Equity Interest are issued shall not constitute Disqualified Equity Interests if such Equity Interests provide that the issuer thereof will not redeem any such Equity Interests pursuant to such provisions prior to the Maturity Date.

Notwithstanding the preceding sentence, (A) if such Equity Interests are issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers, independent contractors or consultants or by any such plan to such directors, officers, employees, members of management, managers, independent contractors or consultants, in each case in the ordinary course of business of the Parent Entities, the Borrower or any Restricted Subsidiary, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations and (B) no Equity Interests held by any future, current or former director, officer, employee, member of management, manager, independent contractor or consultant of the Parent, the Borrower or any Restricted Subsidiary or Parent Entity shall be considered Disqualified Equity Interests because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“Disqualified Institution” means, on any date, (a) any Person designated by the Borrower as a “Disqualified Institution” or a “Disqualified Lender” by written notice delivered to Agent prior to the Closing Date, and (b) those Persons who are competitors of the Borrower and their Affiliates identified in writing by Borrower to Agent from time to time; provided that “Disqualified Institutions” shall exclude any Person that Borrower has designated as no longer being a “Disqualified Institution” by written notice delivered to Agent from time to time; provided further that in connection with any assignment or participation, the Assignee or Participant with respect to such proposed assignment or participation that is an investment bank, a commercial bank, a finance company, a fund, or other Person which merely has an economic interest in any such direct competitor, and is not itself such a direct competitor of the Borrower or its Subsidiaries, shall not be deemed to be a Disqualified Institution for the purposes of this definition.

“Distributions” means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in any Equity Interest; (b) on account of, or for the purpose of setting apart any property for, a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interest of such Person; (c) of any other distribution (other than distributions in any Equity Interest) in respect of any Equity Interests of such Person; or (d) of any management, consulting or similar fee or compensation or any bonus payment or comparable payment, including pursuant to any deferred share unit plan, restricted share unit plan or any similar stock option plan, or by way of gift or other gratuity, in each case to the extent such payments are made in cash, to any Affiliate of such Person or to any director, officer or member of the management of such Person or Affiliate of such Person.

“Dollars” or “$” means the lawful money of Canada.

“Domestic Foreign Holdco” means any Subsidiary of a U.S. Subsidiary that has no material assets other than the Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries, intellectual property rights related to such Foreign Subsidiaries, cash or Cash Equivalents and other incidental assets related thereto.

“Earn-Outs” means unsecured liabilities of a Loan Party arising under an agreement to make any deferred payment as a part of the Purchase Price for a Permitted Acquisition, including performance bonuses or consulting payments in any related services, employment or similar agreement, in an amount that is subject to or contingent upon the revenues, income, cash flow or profits (or the like) of the target of such Permitted Acquisition.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member

Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Transferee” means any Person (other than a natural person, a Loan Party or an Affiliate of a Loan Party) that is a Lender or an Affiliate of any Lender.

“Environment” shall mean air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface and subsurface strata, natural resources, and as additionally defined in any Environmental Law, and it includes the natural environment.

“Environmental Claim” shall mean any written claim, notice, demand, order, action, suit, proceeding or other written communication alleging or imposing liability or responsibility for or an obligation with respect to any investigation, remediation, mitigation, removal, cleanup, Response, corrective action, damages to natural resources, personal injury, property damage, fines, penalties or costs resulting from, related to or arising out of (a) the presence, Release or threatened Release in or into the Environment of Hazardous Materials at any location, including any adverse effects thereon; or (b) any violation or alleged violation of any Environmental Law, and shall include any claim seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from, related to or arising out of the presence, Release or threatened Release of Hazardous Materials.

“Environmental Law” shall mean the common law and any and all foreign or domestic, federal, provincial, municipal, territorial or state (or any subdivision of any of them) treaties, laws, statutes, ordinances, regulations, rules, decrees, certificates, approvals, permits, licenses, orders, judgments, consent orders, consent decrees, codes or other binding requirements of any Governmental Authority relating to protection of the Environment, the protection of human health (as related to the exposure to Hazardous Materials and any adverse effect thereon), the Release or threatened Release of Hazardous Materials and any adverse effects thereon, natural resources or natural resource damages and any and all Environmental Permits. For greater certainty the LEAP Agreement shall be deemed to be an Environmental Law.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or Remedial Action required, by any Governmental Authority or any third party, and which relate to any Environmental Claim.

“Environmental Permit” shall mean any permit, license, approval, certificate, registration, notification, exemption, consent or other authorization required by or from a Governmental Authority under Environmental Law.

“Equipment” means equipment (as that term is defined in the Code).

“Equity Interests” means, with respect to a Person, all of the shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in such Person, whether voting or nonvoting, including capital stock (or other ownership or profit interests or units), preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

“Equity Offering” shall mean (x) a sale of Equity Interests of the Borrower (other than Disqualified Equity Interests) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (y) the sale of Equity Interests or other securities, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Equity Interests or any amount designated a Cure Amount or through an Excluded Contribution) of the Borrower or any of its Restricted Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

“ERISA Affiliate” means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which any Loan Party or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with any Loan Party or any of its Subsidiaries and whose employees are aggregated with the employees of such Loan Party or its Subsidiaries under IRC Section 414(o).

“ERISA Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

“Erroneous Payment” has the meaning specified therefor in Section 17.16 of this Agreement.

“Erroneous Payment Deficiency Assignment” has the meaning specified therefor in Section 17.16 of this Agreement.

“Erroneous Payment Impacted Loans” has the meaning specified therefor in Section 17.16 of this Agreement.

“Erroneous Payment Return Deficiency” has the meaning specified therefor in Section 17.16 of this Agreement.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified therefor in Section 8 of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as in effect from time to time.

“Excluded Accounts” means (a) accounts used exclusively as payroll accounts, employee benefit accounts, withholding tax and other fiduciary accounts, escrow accounts in respect of arrangements with non-affiliated third parties, accounts used exclusively as customs accounts, any account holding solely sales tax or other tax payments, any accounts holding cash solely as cash collateral subject to Liens permitted under the Loan Documents and accounts held by non-Loan

Parties and (b) checking or other demand deposit accounts with an average monthly balance of less than USD$2,000,000, not to exceed USD$5,000,000 in the aggregate at any time for all such accounts that are Excluded Accounts pursuant to this clause (b).

“Excluded Assets” means each of the following (with each capitalized terms used in this definition and not defined herein having the meaning ascribed thereto in the UCC or the PPSA, as applicable):

(a) any asset (including any contract, instrument, lease, license, permit, agreement or other document, or any property or other right subject thereto (including pursuant to a purchase money security interest, capital lease or similar arrangement or, in the case of after-acquired property, pre- existing secured Indebtedness not incurred in anticipation of the acquisition by the Loan Party of such property)) the grant or perfection of a security interest in which would (i) constitute a violation of a restriction in favor of a third party (other than a Loan Party or a Restricted Subsidiary) or result in the abandonment, invalidation or unenforceability of any right or assets of the relevant Loan Party, (ii) result in a breach, termination (or a right of termination) or default under any such contract, instrument, lease, license, permit, agreement or other document (including pursuant to any “change of control” or similar provision) unless and until any relevant consent has been obtained (there being no requirement pursuant to any Loan Document to obtain any consent in respect thereof from any Person that is not also a Loan Party or Restricted Subsidiary) or (iii) permit any Person (other than any Loan Party or a Restricted Subsidiary) to amend any rights, benefits and/or obligations of the relevant Loan Party or Restricted Subsidiary in respect of such relevant asset or permit such Person to require any Loan Party or any subsidiary of the Borrower to take any action materially adverse to the interests of such subsidiary or Loan Party; provided, however, that any such asset will only constitute an Excluded Asset under clause (i) or clause (ii) above to the extent such violation or breach, termination (or right of termination) or default would not be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) or Section 40(4) of the PPSA of the Province of Ontario or equivalent in any other province or territory in Canada (or any successor provision or provisions) or any equivalent provision or provisions of any relevant jurisdiction or any other applicable Requirements of Law; provided further that any such asset shall cease to constitute an Excluded Asset at such time as the condition causing such violation, breach, termination (or right of termination) or default or right to amend or require other actions no longer exists and to the extent severable, the security interest granted under the applicable Security Document shall attach immediately to any portion of such right that does not result in any of the consequences specified in clauses (i) through (iii) above,

(b) the Equity Interests of any (i) Captive Insurance Subsidiary, (ii) Unrestricted Subsidiary, (iii) broker-dealer subsidiary, (iv) not-for-profit subsidiary, (v) any Person that is not a wholly-owned Restricted Subsidiary, (vi) Immaterial Subsidiary and/or (vii) special purpose entity used for any securitization facility,

(c) any intent-to-use U.S. trademark application prior to the filing of a “Statement of Use,” “Amendment to Allege Use” with respect thereto, only to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein may impair the validity or enforceability, or result in the voiding of, such intent-to-use trademark application or any registration issuing therefrom under applicable law,

(d) any asset or property (including Equity Interests), the grant or perfection of a security interest in which would (A) require any governmental or regulatory consent, approval, license or authorization that has not been obtained (there being no requirement under any Loan Document to obtain the consent, approval, license or authorization of any Governmental Authority or other Person (other than any Loan Party), including no requirement to comply with the Federal Assignment of Claims Act, the Financial Administration Act (Canada) or any similar statute), (B) be prohibited or restricted by applicable Requirements of Law (including enforceable anti-assignment provisions of applicable Requirements of Law), except, in the case of the foregoing clause (A) and this clause (B), to the extent such prohibition would be rendered ineffective under applicable anti-assignment provisions of the UCC or any equivalent provision or provisions under the PPSA or of any relevant jurisdiction notwithstanding such prohibition, (C) trigger termination of any contract pursuant to a “change of control” or similar provision or (D) reasonably be expected to result in material adverse tax or adverse regulatory consequences to any Loan Party or any of its Restricted Subsidiaries or Parent as determined by the Borrower in good faith,

(e) (i) except to the extent a security interest therein can be perfected by the filing of an “all-assets” UCC-1 financing statement or an “all present and after-acquired property” financing statement under the PPSA, any leasehold interest that is not a Material Real Estate Asset, and (ii) any Real Property that is not a Material Real Estate Asset,

(f) any Margin Stock,

(g) any equity interest of any Foreign Subsidiary of any U.S. Subsidiary or Domestic Foreign Holdco in excess of 65% of the equity interest of such Foreign Subsidiary or Domestic Foreign Holdco, as applicable,

(h) (i) any letter-of-credit-right (other than to the extent a security interest in such letter-of- credit-right can be perfected solely by filing an “all-assets” UCC financing statement or an “all present and after-acquired property” financing statement under the PPSA) and (ii) commercial tort claims that are not Material Commercial Tort Claims,

(i) [Intentionally Deleted],

(j) [Intentionally Deleted],

(k) any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected solely by filing an “all assets” UCC financing statement or an “all present and after-acquired property” financing statement under the PPSA and without the requirement to list any VIN, serial or similar number),

(l) any governmental or regulatory lease, license or state, province or local franchise, charter, consent, permit, tenure, mineral claim or authorization to the extent the granting of a security interest therein is prohibited or restricted thereby or by applicable Requirements of Law; provided however that any such asset will only constitute an Excluded Asset under this clause (l) to the extent such prohibition or restriction would not be rendered ineffective pursuant to applicable anti-assignment provisions of the UCC or the PPSA of any relevant jurisdiction,

(m) Excluded Accounts,

(n) any assets of an Excluded Subsidiary that is not a Loan Party,

(o) the last day of the term of any lease or any agreement to lease, and

(p) any asset with respect to which the Agent and the relevant Loan Party have determined in good faith that the cost, burden, difficulty or consequence (including any effect on the ability of the relevant Loan Party to conduct its operations and business in the ordinary course of business) of obtaining or perfecting a security interest therein outweighs, or is excessive in light of, the benefit of a security interest to the relevant Secured Parties afforded thereby.

“Excluded Contribution” shall mean the aggregate amount of cash or Cash Equivalents or the Fair Market Value of other property or assets received by the Borrower or any Restricted Subsidiary after the Closing Date from: (1) contributions in respect of Qualified Equity Interests (other than any amounts or other assets received from the Borrower or any of its Restricted Subsidiaries), and (2) the sale of Qualified Equity Interests of the Borrower or any of its Restricted Subsidiaries (other than (x) to the Borrower or any Restricted Subsidiary of the Borrower or (y) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan), in each case, which are designated as an Excluded Contribution pursuant to an officer’s certificate of the Borrower on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be.

“Excluded Subsidiary” means any Subsidiary (other than any additional Guarantor) that is (a) an Unrestricted Subsidiary, (b) not wholly-owned directly or indirectly by the Borrower, (c) an Immaterial Subsidiary that is designated as such by the Borrower, (d) a Subsidiary that is prohibited or restricted by Applicable Law, from providing a Guarantee, or which would require a governmental (including regulatory) or third party consent, approval, license or authorization to provide a Guarantee (including under any financial assistance, corporate benefit, thin capitalization, capital maintenance, liquidity maintenance or similar legal principles) for so long as the applicable prohibition or restriction is in effect and unless such consent has been received, it being understood that the Parent and its subsidiaries shall have no obligation to obtain any such consent, approval, license or authorization, (e) a Subsidiary that is prohibited from providing a Guarantee by any contractual obligation in existence on the Closing Date or, in the case of any newly acquired Subsidiary, in existence at the time of acquisition thereof (as long as, in the case of any such contractual obligation, such contractual obligation was not entered into in contemplation of such person becoming a Subsidiary), (f) any special purpose entity (including a special purpose securitization vehicle or entity), (g) not for profit subsidiaries, (h) Captive Insurance Subsidiaries, (i) any Subsidiary for which the provision of a Guarantee would result in material adverse tax consequences as reasonably determined by the Borrower and the Agent, (j) (x) any Domestic Foreign Holdco or any Subsidiary of a U.S. Subsidiary that has no material assets other than the Equity Interests and/or Indebtedness of one or more Domestic Foreign Holdcos, (y) any Foreign Subsidiary of any U.S. Subsidiary and any Subsidiary that is a direct or indirect Subsidiary thereof, or (z) any direct or indirect Subsidiary of a Domestic Foreign Holdco, (k) any subsidiary acquired pursuant to a Permitted Acquisition or other Investment permitted by this Agreement that has assumed secured Indebtedness not incurred in contemplation of such Permitted Acquisition or other Investment and any Restricted Subsidiary thereof that guarantees such secured Indebtedness, in each case to the extent the terms of such secured Indebtedness prohibit such subsidiary from becoming a Guarantor and (l) any other Subsidiary with respect to which, as reasonably determined by the Borrower and the Agent, the cost or other consequences of providing a Guarantee shall be excessive in view of the benefits to be obtained by the Secured Parties therefrom; provided that if a Subsidiary executes the Guarantee as a “Subsidiary Guarantor”, then it shall not constitute an “Excluded Subsidiary” (unless released from its obligations under the Guarantee as a “Subsidiary Guarantor” in accordance with the terms hereof and thereof); provided further that no Subsidiary of the Borrower shall be an Excluded Subsidiary if such Subsidiary is not an “Excluded Subsidiary” (or comparable term) for the purposes of any Term Loan Facility, the CapEx Facilities, any Material Indebtedness and any Permitted Refinancing Indebtedness in respect of the foregoing (with respect to Permitted Refinancing Indebtedness, which Permitted Refinancing Indebtedness also constitutes Material Indebtedness).

“Excluded Taxes” means any of the following Taxes imposed on or with respect to any Recipient or otherwise required to be withheld or deducted from a payment to any Recipient under a Loan Document: (a) Taxes imposed on or measured by net income (however denominated), capital gains or capital Taxes, franchise Taxes, branch Taxes, branch profits Taxes or any similar Taxes, in each case, imposed or levied by any jurisdiction or any political subdivision of such jurisdiction as a result of such Recipient (i) being organized under the laws of such jurisdiction or any political subdivision of such jurisdiction, (ii) having its principal office or, in the case of a Lender, its applicable lending office, in such jurisdiction or any political subdivision of such jurisdiction, (iii) being resident in such jurisdiction or any political subdivision of such jurisdiction, (iv) carrying on business in such jurisdiction or any political subdivision of such jurisdiction, or (v) that are Other Connection Taxes; (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment initiated by the Borrower under Section 14.2) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 16, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office; (c) Taxes attributable to such Recipient’s failure to comply with its obligations, if any, pursuant to Section 16; (d) withholding Taxes imposed under FATCA, and (e) any Canadian federal withholding Taxes imposed due to a Recipient (i) not dealing at arm’s length for purposes of the Tax Act with a Loan Party, (ii) being, or not dealing at arm’s length for purposes of the Tax Act with, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of a Loan Party or (iii) being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of a Loan Party (except, in the case of (i), (ii) or (iii), as applicable, where such non-arm’s length relationship arises, where the Recipient is a “specified shareholder” of a Loan Party or does not deal at arm’s length with a “specified shareholder” of a Loan Party, or the Loan Party is a “specified entity” in respect of a Recipient, as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document and/or sold or assigned an interest in any Loan Document). For greater certainty, for purposes of the foregoing clause (e), a withholding Tax includes any Tax that a Recipient is required to pay pursuant to Part XIII of the Tax Act or any successor provision thereto.

“Existing Debt” means all Indebtedness of the Loan Parties outstanding on Closing Date, including Existing Debt for Borrowed Money.

“Existing Debt Documents” means the loan or credit agreement, indenture or other agreements evidencing any Existing Debt and all security and related documents applicable thereto.

“Existing Debt for Borrowed Money” means all Indebtedness that in accordance with GAAP, would be classified as indebtedness on a consolidated balance sheet of the Loan Parties and their Subsidiaries that is outstanding as of the Closing Date as set forth on Schedule D-1 attached hereto (including, for certainty, all undrawn availability under any revolving or similar loan or credit agreements).

“Existing Debt for Borrowed Money Documents” means the loan or credit agreement, indenture or other agreements evidencing any Existing Debt for Borrowed Money and all security and related documents applicable thereto.

“Fair Market Value” shall mean, with respect to any asset (including any Equity Interests of any Person), the price at which a willing buyer, not an Affiliate of the seller, and a willing seller who does not have to sell, would agree to purchase and sell such asset, as determined in good faith by the Borrower or, pursuant to a specific delegation of authority by the Board of Directors of the Borrower, an Authorized Officer, of the Borrower, or the Subsidiary of the Borrower selling such asset.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and (a) any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the IRC, and (c) any intergovernmental agreement entered into by the United States (or any fiscal or regulatory legislation, rules, or practices adopted pursuant to any such intergovernmental agreement entered into in connection therewith).

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Federal CapEx Facility” shall mean that certain amended and restated contribution agreement dated as of December 19, 2018, as amended pursuant to a first amendment dated as of March 21, 2019, a second amendment dated as of March 30, 2020, a third amending agreement dated as of November 26, 2021 and a fourth amending agreement dated as of April 5, 2024 among the Borrower, as recipient, Parent and the other guarantors party thereto, and Her Majesty the Queen in Right of Canada, as represented by the Minister responsible for the Federal Economic Development Agency for Southern Ontario (now known as His Majesty the King in Right of Canada, as represented by the Minister of Artificial Intelligence and Digital Innovation), providing for capital expenditure credit facilities in an initial aggregate principal amount of Can$60,000,000.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal to, for each day during such period, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Agent from three Federal funds brokers of recognized standing selected by it (and, if any such rate is below zero, then the rate determined pursuant to this definition shall be deemed to be zero).

“Fee Letter” means the fee letter dated as of the date hereof entered into between the Borrower and the Agent.

“Fiscal Quarter” shall mean, for any Fiscal Year, (a) the fiscal period commencing on April 1 of such Fiscal Year and ending on June 30 of such Fiscal Year, (b) the fiscal period commencing on July 1 of such Fiscal Year and ending on September 30 of such Fiscal Year, (c) the fiscal period commencing on October 1 of such Fiscal Year and ending on December 31 of such Fiscal Year and (d) the fiscal period commencing on January 1 of such Fiscal Year and ending on March 31 of such Fiscal Year, in each case subject to Section 6.8.

“Fiscal Year” shall mean, subject to Section 6.8, the fiscal year of the Borrower ending December 31 of each calendar year.

“Fixed Charge Coverage Ratio” shall mean the ratio as of the last day of any Fiscal Quarter of (i) Consolidated EBITDA for the four-Fiscal Quarter period then ending minus the sum of (a) Capital Expenditures (excluding, without duplication Capital Expenditures, to the extent financed with proceeds of dispositions, any equity proceeds, capital stock, or long-term Indebtedness (other than with proceeds of Loans)) during such period plus (b) the aggregate amount of Taxes on the overall net income of the Borrower and its Restricted Subsidiaries and actually paid in cash during such period (net of Tax refunds received in cash in such period) to (c) Fixed Charges for such four- Fiscal Quarter period.

“Fixed Charges” shall mean, with respect to any Person for any period, the sum of:

(a) Consolidated Debt Service Charges (including any cash items as are included in clause (1)(b) of the definition of Consolidated EBITDA) of such Person for such period, but in any event: (A) excluding (to the extent such items have not been added back in the calculation of Consolidated EBITDA) (a) any annual agency fees payable in connection with the Loan Documents, (b) non-recurring and/or non-cash costs associated with obtaining, or breakage costs in respect of, any Hedge Agreement or any other derivative instrument other than any interest rate Hedge Agreement or interest rate derivative instrument with respect to Indebtedness, (c) fees and expenses associated with any dispositions, acquisitions, Investments, issuances of Equity Interests or Indebtedness (in each case, whether or not consummated), (d) amortization, accretion or accrual of deferred financing fees, original issue discount, debt issuance costs, discounted liabilities, commissions, fees and expenses, and (e) any expense arising from any bridge, commitment, structuring and/or other financing fee (including agency and trustee fees) and (B) net of cash interest income for such period; plus

(b) required pension payments for the immediately succeeding four-Fiscal Quarter period that are not expensed in the calculation of Consolidated Net Income or Consolidated EBITDA; plus

(c) the aggregate amount of scheduled principal payments in respect of Indebtedness for borrowed money of the Borrower and its Restricted Subsidiaries paid or payable in cash during such period (other than payments made by the Borrower or any Restricted Subsidiary to the Borrower or any Restricted Subsidiary and in any case, excluding any purchase price adjustment, intercompany Indebtedness, the reimbursement of any trade letters of credit and the payment of any Indebtedness at the maturity thereof); plus

(d) all permitted cash dividends or other distributions (excluding items eliminated in consolidations) on any series of Equity Interests of the Borrower during such period made pursuant to Section 6.7; plus

(e) without duplication of (d), solely for purposes of calculating whether the Payment Conditions have been satisfied, all other cash dividends or other distributions (excluding items eliminated in consolidations) on any series of Equity Interests of the Borrower during such period.

“Flood Hazard Property” means any Mortgaged Property located in the United States in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Flood Laws” means the National Flood Insurance Act of 1968, Flood Disaster Protection Act of 1973, and related laws, rules and regulations, including any amendments or successor provisions.

“Floor” means a rate of interest equal to 0.00%.

“Foreign Subsidiary” of any Person shall mean any Subsidiary of such Person that is not a U.S. Subsidiary.

“FSRA” means the Financial Services Regulatory Authority of Ontario.

“Funding Date” means the date on which a Borrowing occurs.

“Funding Losses” has the meaning specified therefor in Section 2.12(b)(i) of this Agreement.

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established or adopted by the Accounting Standards Board (Canada) or any successor body, including IFRS, but those standards shall not be considered to be relevant to any determination made under this Agreement unless and until they are adopted by the applicable Person.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, county, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank), provided that, for greater certainty, His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth, in its capacity as an Agent or Lender hereunder, shall not be a “Governmental Authority” for purposes of this Agreement.

“Governmental Real Property Disclosure Requirements” shall mean any Requirements of Law of any Governmental Authority requiring notification of the buyer, lessee, mortgagee, assignee or other transferee of any Real Property, facility, establishment or business, or notification, registration or filing to or with any Governmental Authority, in connection with the sale, lease, mortgage, assignment or other transfer (including any transfer of control) of any Real Property, facility, establishment or business, of the actual or threatened presence or Release in or into the Environment, or the use, disposal or handling of Hazardous Material on, at, under or near the Real Property, facility, establishment or business to be sold, leased, mortgaged, assigned or transferred.

“Grantor” has the meaning specified therefor in Section 13.1(b).

“Guarantee” or “Guaranty” shall mean the guarantee issued pursuant to this Agreement by the Parent, and the Subsidiary Guarantors.

“Guarantor” means (a) the Parent and each other Subsidiary Guarantor and each Person that guaranties all or a portion of the Obligations, including Parent, New PortLP, New PortGP and any Person that is a “Guarantor” under the Guarantee, and (b) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11 of this Agreement; it being understood that any guarantor under the Ontario CapEx Facility, the Federal CapEx Facility and any Term Loan shall be required to become a Guarantor hereunder.

“Hazardous Materials” means the following: hazardous substances; toxic substances; polychlorinated biphenyls (“PCBs”) or any substance, element or compound containing PCBs; asbestos or any asbestos-containing materials in any form or condition; radon or any other radioactive materials including any source, special nuclear or by-product material; petroleum, crude oil or any fraction thereof; and any other pollutant, deleterious substance, contaminant, chemical, waste of any nature, material, compound, constituent, derivative, element or substance regulated under any Environmental Laws.

“Hedge Agreement” means any forward, swap, option, floor, cap, collar, spot or forward purchase or sale or similar agreements or arrangements dealing with interest rates, currency exchange rates, commodity prices or commodities, either generally or under specific contingencies entered into for the purposes of hedging Borrower’s exposure to interest or exchange rates, loan credit exchanges, security or currency valuations or commodity prices or availability, including, for certainty, any Commodity Linked Transaction.

“Hedge Obligations” means any and all obligations or liabilities, whether absolute or contingent, due or to become due, now existing or hereafter arising, of each Loan Party and its Subsidiaries arising under, owing pursuant to, or existing in respect of Hedge Agreements entered into with one or more third parties.

“Hourly Pension Plan” means the Algoma Steel Inc. Pension Plan for Hourly Employees (Canada Revenue Agency and FSRA Registration No. 1079904).

“IFRS” shall mean International Financial Reporting Standards as in effect from time to time; provided that determinations in accordance with IFRS for purposes of Sections 2.4 and 6, including defined terms as used therein, and for all purposes of determining the Fixed Charge Coverage Ratio or the Consolidated Total Leverage Ratio, are subject (to the extent provided therein) to Section 1.2.

“Immaterial Subsidiary” mean, as of any date, each Restricted Subsidiary of the Borrower that (i) has not guaranteed any other Indebtedness of the Borrower and (ii)(x) has total assets together with all other Immaterial Subsidiaries (other than Unrestricted Subsidiaries) (as determined in accordance with IFRS) of less than 2.50% of the Consolidated Total Assets of the Borrower (measured, at the end of the most recent fiscal period for which internal financial statements are available) and (y) “earnings before interest, taxes, depreciation and amortization” (calculated in a manner consistent with the definition of “Consolidated EBITDA”), together with all other Immaterial Subsidiaries (other than Unrestricted Subsidiaries) of less than 2.50% of the Consolidated EBITDA of the Borrower (measured for the most recently ended four consecutive fiscal quarters for which internal consolidated financial statements are available), in each case measured on a Pro Forma Basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary; provided, that if internal financial statements are not available, this definition shall be applied based on the financial statements delivered pursuant to Section 5.1.

“Incur” shall mean issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Equity Interests of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness hereunder or pursuant to any other revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed hereunder or thereunder.

“Indebtedness” as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses) and any Earn-Out or similar obligations, (f) all monetary obligations of such Person owing under Hedge Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedge Agreement were terminated on the date of determination), (g) any Disqualified Equity Interests of such Person, and (h) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness under clause (d) above, or which is limited or is non-recourse to a

Person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

Notwithstanding the above provisions, (a) in no event shall any obligations under Hedge Agreements be deemed “Indebtedness” for any calculation of the Consolidated Total Leverage Ratio or any other financial ratio under this Agreement and (b) in no event shall the following constitute Indebtedness:

(i) contingent obligations Incurred in the ordinary course of business;

(ii) Cash Management Services;

(iii) in connection with the purchase by the Borrower or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(iv) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes; or

(v) any obligations with respect to trade payables.

“Indemnified Liabilities” has the meaning specified therefor in Section 10.3 of this Agreement.

“Indemnified Person” has the meaning specified therefor in Section 10.3 of this Agreement.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, arising from or with respect to any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of this Agreement or under any other Loan Document, and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Initial Interest Period” means, with respect to each Borrowing, the period commencing on and including the Funding Date and ending on and excluding the last day of the Fiscal Quarter in which such Borrowing occurred; provided, however. that (a) if any Initial Interest Period would otherwise expire on a day that is not a Business Day, such Initial Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Initial Interest Period shall end on the next preceding Business Day, and (b) no Initial Interest Period shall extend beyond the Maturity Date.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code, Canadian Insolvency Laws or under any other state, provincial or federal bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Insurance Policies” shall mean the insurance policies and coverages required to be maintained by each Loan Party which is a holder of Mortgaged Property with respect to the applicable Mortgaged Property pursuant to Section 5.6 and all renewals and extensions thereof.

“Intercompany Debt” shall mean any Indebtedness, payables or other obligations, whether now existing or hereafter incurred, owed by Parent or any Restricted Subsidiary of Parent to Parent or any Restricted Subsidiary of Parent.

“Interest Payment Date” means, in respect of each Borrowing, the last Business Day of each applicable Initial Interest Period and Interest Period, provided that the Maturity Date or, if applicable, any earlier date on which the Loan is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Borrowings then outstanding under the Loan.

“Interest Period” means, with respect to a Borrowing, the period of approximately three (3) months commencing on and including the last day of the Initial Interest Period and ending on and excluding the last day of the immediately following Fiscal Quarter, and thereafter, each successive period of approximately three (3) months commencing on and including the last day of the prior Interest Period and ending on and excluding the last day of the immediately following Fiscal Quarter; provided however that (a) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) no Interest Period shall extend beyond the Maturity Date.

“Interest Rate” means a rate per annum equal, at all times during each Interest Period for such Borrowing, to the sum of (a) Term CORRA for such Interest Period and (b) subject to Section 2.6(c), from the Closing Date until the third anniversary of the Closing Date, two percent (2%) per annum, and thereafter, subject to an automatic annual increase of an additional two percent (2%) per annum.

“Inventory” means inventory (as that term is defined in the Code).

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of IFRS; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Borrower or any Restricted Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Borrower or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested (measured at the time made), without adjustment for subsequent increases or decreases in the value of such Investment, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any returns or distributions of capital or repayment of principal actually received in cash by such Person with respect thereto (but only to the extent that the aggregate amount of all such returns, distributions and repayments with respect to such Investment does not exceed the original principal amount of such

Investment and less any such amounts which increase the ability to make a Distribution or any Restricted Investment pursuant to Section 6.7 and 6.9, as applicable).

“Investment Grade Securities” shall mean:

(a) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(b) securities issued or directly and fully guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(c) debt securities or debt instruments with a rating of “A” or higher from S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries; and

(d) investments in any fund that invests exclusively in investments of the type described in clauses (a), (b) and (c) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“IRC” means the Internal Revenue Code of 1986, as in effect and amended from time to time.

“IRS” means the US Internal Revenue Service.

“Junior Financing” shall mean, collectively, any Subordinated Indebtedness and any Permitted Refinancing Indebtedness in respect thereof that constitutes Subordinated Indebtedness; provided that Junior Financing shall not include, any Intercompany Debt.

“LEAP Agreement” means the Framework Agreement Concerning Environmental Issues at the Algoma Steel Mill in Sault Ste. Marie dated as of November 30, 2018 by and among the Borrower, Algoma Steel Holdings Inc., Algoma Docks GP Inc., Algoma Docks Limited Partnership and Her Majesty the Queen in Right of the Province of Ontario (now His Majesty the King in Right of the Province of Ontario).

“Leases” shall mean the New PortLP Leases and any and all other leases, subleases, tenancies, options, concession agreements, rental agreements, occupancy agreements, franchise agreements, access agreements and any other agreements (including all amendments, extensions, replacements, renewals, modifications and/or guarantees thereof), whether or not of record and whether now in existence or hereafter entered into, affecting the use or occupancy of all or any portion of any Real Property.

“Lender” has the meaning set forth in the preamble to this Agreement and shall also include any other Person made a party to this Agreement pursuant to the provisions of Section 13.1 of this Agreement and “Lenders” means each of the Lenders or any one or more of them.

“Lender Group” means each of the Lenders and Agent, or any one or more of them.

“Lender Group Expenses” means all (a) costs or expenses (including taxes and insurance premiums) required to be paid by any Loan Party or its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) documented out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group’s transactions with each Loan Party and its Subsidiaries under any of the Loan Documents, including, photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent’s customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to any Loan Party or its Subsidiaries, (d) Agent’s customary fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of the Borrower (whether by wire transfer or otherwise), together with any out-of-pocket costs and expenses incurred in connection therewith, (e) customary charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable, documented out-of-pocket costs and expenses paid or incurred by the Agent to enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) Agent’s reasonable, documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) relative to third party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent’s Liens in and to the Collateral, or the Lender Group’s relationship with any Loan Party or any of its Subsidiaries, (h) Agent’s reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including reasonable costs and expenses relative to the rating of the CUSIP, DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (i) Agent’s and each Lender’s reasonable and documented costs and expenses (including reasonable and documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a “workout,” a “restructuring,” or an Insolvency Proceeding concerning any Loan Party or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral.

“Lender Group Representatives” has the meaning specified therefor in Section 17.9 of this Agreement.

“Lender-Related Person” means, with respect to any Lender, such Lender, together with such Lender’s Affiliates, officers, directors, employees, attorneys, and agents.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

“Liquidity” means the aggregate amount of (a) Unrestricted Cash and Cash Equivalents of the Loan Parties and (b) the amount available to be drawn under the ABL Credit Agreement. For the avoidance of doubt, Liquidity shall exclude any amounts available and undrawn under the Loan and the Unsecured Loan.

“Liquidity Trigger” means the first date on which the Liquidity of the Borrower exceeds $700,000,000.

“Loan” has the meaning specified therefor in Section 2.1(a) of this Agreement.

“Loan Account” has the meaning specified therefor in Section 2.9 of this Agreement.

“Loan Application” means the loan application submitted by the Borrower to Canada Enterprise Emergency Funding Corporation in connection with the Loan Program Agreement.

“Loan Documents” means this Agreement, the Security Documents, the Fee Letter, the Guarantee, the ABL Intercreditor Agreement, each other Acceptable Intercreditor Agreement and each Subordination Agreement executed and delivered on or after the Closing Date, and any other instrument or agreement entered into, now or in the future, by any Loan Party or any of its Subsidiaries and any member of the Lender Group in connection with this Agreement.

“Loan Exposure” means, with respect to any Lender, as of any date of determination (a) prior to the termination of the Commitments, the amount of such Lender’s Commitment, and (b) after the termination of the Commitments, the aggregate outstanding principal amount of the Loans of such Lender.

“Loan Party” means Borrower or any Guarantor (and includes the term “Credit Party” if and where used in any Loan Documents which term shall have the same meaning).

“Loan Program Agreement” means the loan program agreement dated as of the date hereof between Canada Enterprise Emergency Funding Corporation, the Loan Parties and ASGI.

“Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.

“Material Adverse Effect” means a material adverse effect on (a) the business, financial condition or results of operations, in each case, of the Loan Parties, taken as a whole or (b) the material rights and remedies (taken as a whole) of the Agent under the applicable Loan Documents.

“Material Commercial Tort Claim” means commercial tort claims involving a claim of in excess of USD$5,000,000 (as determined in good faith by the Borrower).

“Material Dispositions Thresholds” shall have the meaning given to such term in Section 6.4(a).

“Material Indebtedness” shall mean any Indebtedness (other than the Loans) or Hedge Obligations of Parent or any of its Restricted Subsidiaries in an aggregate outstanding principal amount exceeding the Threshold Amount. For purposes of determining Material Indebtedness, the “principal amount” in respect of any Hedge Obligations of Parent or any of its Restricted Subsidiaries at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that Parent or such Restricted Subsidiary would be required to pay if the related Hedge Agreement were terminated at such time.

“Material Real Estate Asset” means collectively, (i) each Real Property identified on Schedule 8(a) to the Perfection Certificate dated the Closing Date, including, without limitation, the New PortLP Leases, (ii) each Real Property owned in fee simple by any Loan Party as is acquired by such Loan Party after the Closing Date, and (iii) unless the Agent otherwise consents, each leased Real Property of any Loan Party that may be mortgaged under the express terms of the lease without the consent of the lessor thereunder.

“Maturity Date” means the date falling on the seventh-year anniversary of the Closing Date.

“Moody’s” has the meaning specified therefor in the definition of Cash Equivalents.

“Mortgage Policy” shall have the meaning assigned to such term in the definition of “Collateral and Guarantee Requirement”.

“Mortgaged Property” shall mean (a) each Material Real Estate Asset identified as a Mortgaged Property on Schedule 8(a) to the Perfection Certificate dated the Closing Date and (b) any other Material Real Estate Asset which is encumbered (or required to be encumbered) by a Mortgage pursuant to the terms hereof.

“Mortgages” shall mean any agreement, including, but not limited to, a mortgage, debenture, deed of trust, leasehold mortgage, leasehold deed of trust, or any other document, creating and evidencing a Lien on a Mortgaged Property granted to the Agent as security for a Loan Party’s obligations, which shall be in a form reasonably satisfactory to the Agent, it being agreed that the form of debenture delivered to and in favour of the Agent as of the Closing Date shall be deemed satisfactory in all material respects to the Agent.

“Nationally Recognized Statistical Rating Organization” shall mean a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Cash Proceeds” shall mean with respect to any issuance or sale of Equity Interests, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Borrower and after taking into account any available tax credit or deductions and any tax sharing agreements) (provided that, to the extent such amounts are not used to make payments in respect of such Taxes, such proceeds shall constitute Net Cash Proceeds).

“New PortGP” shall mean Algoma Docks GP Inc., a British Columbia corporation and the general partner of New PortLP.

“New PortLP” shall mean Algoma Docks Limited Partnership, an Ontario Limited Partnership.

“New PortLP Head Lease” means the amended and restated port lease dated as of November 30, 2018 among the Borrower, as landlord and New PortLP, as tenant, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“New PortLP Leases” shall mean the New PortLP Head Lease and the New PortLP Sublease.

“New PortLP Payments Amount” shall mean, collectively the aggregate amount of (i) the tax and other claim liabilities of New PortLP and New PortGP (collectively, the “Port Lease Entities”) required to be paid by the Port Lease Entities and all costs incurred by the Borrower or the Port Lease Entities in connection with reporting obligations under or otherwise incurred in connection with compliance with Applicable Law of any Governmental Authority related to the New PortLP Leases and the ownership or operation of the port lands and the port assets, and (ii) rent and other payments required to be paid under the New PortLP Leases, general corporate overhead expenses, including professional fees and expenses, and other operational expenses of the Port Lease Entities and of the Borrower related to the New PortLP Leases and the ownership or operation of the port lands and the port assets.

“New PortLP Sublease” means the sublease dated as of November 30, 2018 between the New PortLP, as sublandlord, and the Borrower, as subtenant, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto in the Tax Act; and “Arm’s Length” has the opposite of such meaning.

“Non-Consenting Lender” has the meaning specified therefor in Section 14.2(a) of this Agreement.

“Non-Defaulting Lender” means each Lender other than a Defaulting Lender.

“Obligations” means all loans (including the Loans), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), premiums, liabilities (including all amounts charged to the Loan Account pursuant to this Agreement), obligations (including indemnification obligations), fees (including the fees provided for in the Fee Letters), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Loan Party arising out of, under, pursuant to, in connection with, or evidenced by this Agreement or any of the other Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Loan Party is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents (collectively, all Obligations under this clause (a), the “Loan Document Obligations”). Without limiting the generality of the foregoing, the Loan Document Obligations of the Loan Parties include the obligation to pay (i) the principal of the Loans, (ii) interest accrued on the Loans, (iii) Lender Group Expenses, (iv) fees payable under this Agreement or any of the other Loan Documents, and (v) indemnities and other amounts payable by any Loan Party under any Loan Document. Any reference in this Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Ontario CapEx Facility” shall mean that certain credit agreement dated as of November 30, 2018, as amended pursuant to a first amendment dated as of November 26, 2021, a second amendment dated as of April 5, 2024, a third amending agreement dated as of August 21, 2025 and a fourth amending agreement dated as of the date hereof among the Borrower, as borrower, and the Agent, as lender, providing for capital expenditure credit facilities in an initial aggregate principal amount of Can$60,000,000.

“Organizational Documents” shall mean, with respect to any Person, (i) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such Person, (ii) in the case of any limited liability company, the certificate of formation or deed of incorporation and operating agreement and articles of association (or similar documents) of such Person, (iii) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such Person, (iv) in the case of any general partnership, the partnership agreement (or similar document) of such Person, (v) with respect to any Foreign Subsidiary, the equivalent of the foregoing in such Foreign Subsidiary’s jurisdiction of incorporation or organization, and (vi) in any other case, the functional equivalent of the foregoing.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction or any political subdivision of such jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court, excise, property, value added, or documentary, intangible, recording, filing or similar taxes, and any interest, penalties and additions to tax thereon, that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 14.2) but does not include Excluded Taxes.

“Parent” means Algoma Steel Intermediate Holdings Inc., a company organized under the laws of British Columbia, and its successors.

“Parent Entity” shall mean Parent and any direct or indirect parent of the Borrower.

“Parent Entity Expenses” shall mean:

(a) costs (including all professional fees and expenses) incurred by any Parent Entity in connection with reporting obligations under or otherwise incurred in connection with compliance with applicable law, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, or any agreement or instrument relating to Indebtedness of the Borrower or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(b) customary indemnification obligations of any Parent Entity owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Borrower and its Restricted Subsidiaries;

(c) obligations of any Parent Entity in respect of director and officer insurance (including premiums therefor) to the extent relating to the Borrower and its Restricted Subsidiaries;

(d) Permitted Tax Distributions;

(e) general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent Entity related to the ownership or operation of the business of the Borrower or any of its Restricted Subsidiaries and franchise or similar Taxes;

(f) expenses incurred by any Parent Entity in connection with any public offering or other sale of Equity Interests or Indebtedness:

(i) where the net proceeds of such offering or sale are intended to be received by or contributed to the Borrower or a Restricted Subsidiary,

(ii) in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(iii) otherwise on an interim basis prior to completion of such offering so long as any Parent Entity shall cause the amount of such expenses to be repaid to the Borrower or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed;

(g) without duplication of (f) above, (x) fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted or not restricted by this Agreement (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Entity) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of debt securities, Public Company Costs;

(h) for greater certainty, sales Taxes, commodity Taxes and other similar Taxes exigible in respect of any payment described in (a) to (g) above; and

(i) customary guarantee obligations in respect of any payment described in (a) to (h) above.

“Pari Passu Agreement” means the amended and restated pari passu agreement dated the date hereof among, inter alios, the Lender, His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth and His Majesty the King in Right of Canada, as represented by the Minister of Artificial Intelligence and Digital Innovation.

“Participant” has the meaning specified therefor in Section 13.1(b) of this Agreement.

“Participant Register” has the meaning set forth in Section 13.1(e) of this Agreement.

“Patriot Act” has the meaning specified therefor in Section 4.13 of this Agreement.

“Payment Conditions” shall mean that at the time of each action or transaction and after giving effect thereto each of the following conditions are satisfied:

(a) (x) in the case of any Distribution, Restricted Investment, Restricted Debt Payment, Permitted Disposition (solely to the extent Payment Conditions are required to be satisfied pursuant to clause (aa) of the definition of “Permitted Disposition”) or Permitted Acquisition (solely to the extent Payment Conditions are required to be satisfied pursuant to clause (y) of the definition of “Permitted Acquisition”), in each case, no Event of Default shall be continuing or would result therefrom and (y) in any other case, no Specified Event of Default shall be continuing or would result therefrom; and

(b) both (x) Specified Excess Availability (as defined in the ABL Credit Agreement as in effect on the Closing Date) on the date of the proposed transaction, payment or incurrence and (y) average daily Specified Excess Availability for a period of thirty (30) consecutive calendar days immediately preceding such transaction, payment on incurrence (in each case, calculated on a Pro Forma Basis) would be equal to or greater than:

(i) if the Fixed Charge Coverage Ratio (calculated on a Pro Forma Basis) is greater than or equal to 1.00:1.00, the greater of (x) 15% of the Line Cap (as defined in the ABL Credit Agreement as in effect on the Closing Date) and (y) USD$31,500,000; or

(ii) if the Fixed Charge Coverage Ratio (calculated on a Pro Forma Basis) is less than 1.00:1.00, the greater of (x) 20% of the Line Cap and (y) USD$42,000,000.

“Payment Recipient” has the meaning specified therefor in Section 17.16 of this Agreement.

“PBA” shall mean the Pension Benefits Act (Ontario) and all regulations made thereunder, as amended from time to time, and any corresponding pension benefits standards legislation of other jurisdictions in Canada.

“Pension Valuation Report” means, with respect to a DB Plan, the most recent annual actuarial valuation report or, where required in accordance with the PBA and other Applicable Laws, cost certificate, as applicable, provided that (a) such report or cost certificate, as applicable, is prepared by an actuary satisfactory to the Agent , and (b) the scope and methodology of the actuarial analysis is satisfactory to the Agent, in each case, in the Agent’s Permitted Discretion, it being agreed and acknowledged that (i) the actuarial valuation reports filed with FSRA and made as of April 1, 2024 received by Agent are the Pension Valuation Reports to be delivered as of the Closing Date, and (ii) the actuarial valuation reports prepared for the DB Plans as at April 1 each year and filed with FSRA or cost certificate, as applicable, will, in the ordinary course, be considered a Pension Valuation Report hereunder, provided that the Agent reserves the right to require changes to the scope and methodology of the actuarial analysis in an actuarial valuation report or cost certificate for purposes of this Agreement, if, after due inquiry and analysis by, and after having received advice from, a Canadian-qualified actuary, it is reasonable and appropriate to do so in its Permitted Discretion; provided, however, that the Borrower and its actuary shall have the opportunity to engage with the Agent and its actuary in an effort to resolve any differences in opinion between the actuaries prior to any such change being effected by the Agent.

“Perfection Certificate” means a certificate in the form of Exhibit F-1 to this Agreement.

“Perfection Certificate Supplement” shall mean a certificate supplement in the form of Exhibit F-2 or any other form approved by the Administrative Agent.

“Perfection Requirements” means (a)(i) the filing of appropriate UCC financing statements with the office of the Secretary of State or other appropriate office in the state of organization of each Loan Party (or equivalent location or office in the applicable jurisdiction) and (ii) the filing of appropriate PPSA financing statements in each province or territory in Canada where a Loan Party is located (as determined under the PPSA) and each province and territory in Canada where a Loan Party owns tangible personal property, (b) the filing of intellectual property security agreements or other appropriate assignments or notices with the U.S. Patent and Trademark Office, the U.S. Copyright Office and/or the Canadian Intellectual Property Office, as applicable, (c) the proper recording or filing, as applicable, of Mortgages with respect to the Mortgaged Property, in favor of the Agent for the benefit of the Secured Parties, (d) the delivery to the Agent of any stock certificate or promissory note to the extent required to be delivered by the applicable Loan Documents and (e) other filings, recordings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Agent or to enforce the rights of the Agent and the Secured Parties under the Loan Documents.

“Permitted Acquisition” means any Acquisition permitted pursuant to Section 6.9 of this Agreement.

“Permitted Discretion” means, subject to Section 2.2, the commercially reasonable judgment of the Agent exercised in good faith in accordance with customary business practices for comparable asset-based lending transactions.

“Permitted Dispositions” means:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities;

(b) a disposition of inventory or other assets in the ordinary course of business (including allowing any registrations or any applications for registrations of any intellectual property rights to lapse or go abandoned in the ordinary course of business);

(c) a disposition of obsolete, surplus, worn out, uneconomical, negligible or surplus property, equipment or other assets or property, equipment or other assets that are no longer used or useful in the conduct of the business of the Borrower and its Restricted Subsidiaries;

(d) transactions permitted under Section 6.3;

(e) an issuance of Equity Interests by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(f) any dispositions of Equity Interests, properties or assets in a single transaction or series of related transactions with a Fair Market Value not to exceed, in any Fiscal Year, USD$15,000,000, which amounts if not used in any Fiscal Year may be carried forward to succeeding Fiscal Years (until so applied);

(g) any Distribution that is permitted to be made, and is made, under and the making of any Permitted Distribution or Permitted Investment or, solely for purposes of clause (3) of the first paragraph under Section 6.4, asset sales, the proceeds of which are used to make such Distributions or Permitted Investments;

(h) dispositions in connection with Permitted Liens;

(i) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(j) the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(k) foreclosure, condemnation or any similar action with respect to any property or other assets;

(l) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(m) any disposition of Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary;

(n) any disposition of Equity Interests of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Borrower or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(o) (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the IRC, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(p) the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(q) any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Borrower or any Restricted Subsidiary after the Closing Date, including Sale and Leaseback Transactions permitted pursuant to clause (25) of this definition and asset securitizations, permitted by this Agreement;

(r) dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to customary buy/sell arrangements between, the parties to such joint venture set forth in joint venture arrangements and similar binding arrangements;

(s) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(t) the unwinding of any Hedge Obligations pursuant to its terms;

(u) the surrender or waiver of any contractual rights and the settlement or waiver of any contractual or litigation claims in each case in the ordinary course of business;

(v) any swap of assets in exchange for services or other assets in the ordinary course of business of comparable or greater value of usefulness to the business as determined in good faith by the Borrower;

(w) dispositions of non-core assets (including Equity Interests) acquired in any acquisition or other Investment permitted hereunder, including such dispositions (x) made to obtain the approval of any anti-trust authority or otherwise necessary or advisable in the good faith determination of the Borrower to consummate any acquisition or other Investment permitted hereunder or (y) made to comply with an order of any agency or state authority or other Governmental Authority or any Applicable Law;

(x) dispositions that constitute (or are made in order to effectuate) Sale and Leaseback Transactions so long as either (a) the resulting Indebtedness, if any, constitute Permitted Indebtedness or (b)(i) such Sale and Leaseback Transaction is made in exchange for cash consideration (provided that the cash consideration requirements set forth in Section 6.4 shall apply in determining whether or not the cash consideration requirements in this clause are satisfied) and (ii) the aggregate Fair Market Value of the assets sold subject to all Sale and Leaseback Transactions under this clause (b) shall not exceed USD$15,000,000;

(y) dispositions of assets that do not constitute Collateral having a Fair Market Value of not more than, in any Fiscal Year, USD$5,000,000, which amounts if not used in any Fiscal Year may be carried forward to subsequent Fiscal Years (until so applied);

(z) dispositions constituting any part of a Permitted Reorganization;

(aa) dispositions of Commodity Linked Transaction Property in connection with a Commodity Linked Transaction;

(bb) additional dispositions so long as, on a Pro Forma Basis, the Payment Conditions are satisfied.

In the event that a Permitted Disposition meets the criteria of more than one of the types of Permitted Dispositions (at the time made or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Disposition in any manner that complies with this definition and such Permitted Disposition shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Disposition to which such Permitted Disposition has been classified or reclassified; provided that (X) upon delivery of any financial statements pursuant to Section 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” or Payment Conditions basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” or Payment Conditions basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” or Payment Conditions basket or exception, as applicable) and (Y) a disposition need not be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception.

“Permitted Distributions” means Distributions to the extent not prohibited by the Loan Program Agreement and that are one of the following:

(a) Distributions paid by any Subsidiary to the Borrower or to another Loan Party;

(b) a legal obligation to pay Distributions declared by ASGI prior to April 29, 2025;

(c) transactions in connection with the operation of ASGI’s legacy long-term incentive plan and omnibus incentive plan, in each case as in effect on April 29, 2025;

(d) a right of an existing holder of securities under ASGI’s legacy long-term incentive plan and omnibus incentive plan, in each case as in effect on April 29, 2025 to redeem such securities granted prior to April 29, 2025; or

(e) payments to any Parent Entity or other payments by the Borrower or any Subsidiary of the Borrower in amounts equal to (without duplication) the amounts required for any Parent Entity to pay any Parent Entity Expenses or any Related Taxes.

“Permitted Encumbrance” shall mean, with respect to any Mortgaged Property, such exceptions to title as are set forth in the policy of title insurance delivered with respect thereto and accepted by the Agent, including the Liens listed on Schedule F-1 registered on title to the Mortgaged Properties.

“Permitted Holders” means, collectively, (1) [Intentionally Deleted], (2) any Person who is acting solely as an underwriter in connection with a public or private offering of Equity Interests of any Parent Entity or the Borrower, acting in such capacity and (3) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members.

“Permitted Indebtedness” means:

(a) all Obligations incurred under this Agreement;

(b) all Indebtedness incurred under the Unsecured Loan Agreement;

(c) all Indebtedness incurred under the CEEFC Credit Facilities;

(d) all Existing Debt and any Permitted Refinancing Indebtedness thereof;

(e) all Indebtedness of the Loan Parties and their respective Subsidiaries incurred after the date hereof that is permitted to be incurred by the applicable Loan Party or Subsidiary in accordance with the terms of the Senior Debt Documents (as in effect on the Closing Date), provided that, to the extent required under the terms of the Senior Debt Documents, any such Indebtedness shall be subject to the terms of an Acceptable Intercreditor Agreement; and

(f) Subordinated Indebtedness.

“Permitted Investments” means any Investment permitted pursuant to Section 6.9 of this Agreement.

“Permitted Liens” means:

(a) Liens securing any Permitted Indebtedness to the extent such Permitted Indebtedness is permitted to be secured pursuant to the terms of the Senior Debt Documents (as in effect on the Closing Date) and provided that, to the extent required under the terms of the Senior Debt Documents, any such Indebtedness shall be subject to the terms of an Acceptable Intercreditor Agreement;

(b) Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(c) pledges, deposits or Liens under workmen’s compensation laws, payroll taxes, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case incurred in the ordinary course of business;

(d) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s, construction contractors’, Liens imposed pursuant to the PBA for amounts required to be remitted but not yet due, or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(e) Liens for Taxes which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(f) easements (including reciprocal easement agreements), survey exceptions, restrictions or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Borrower and its Restricted Subsidiaries or to the ownership of their properties which do not (i) secure Indebtedness, (ii) in the aggregate materially adversely affect the value of said properties or (iii) materially impair their use in the operation of the business of the Borrower and its Restricted Subsidiaries;

(g) Liens (a) on assets or property of the Borrower or any Restricted Subsidiary securing Hedge Obligations (other than with a Secured Party) permitted under Section 6.1; (b) that are contractual rights of set-off or, in the case of clauses (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness with financial institutions permitted to be incurred under the Existing Debt for Borrowed Money Documents, to the extent such Lien is permitted under such Existing Debt for Borrowed Money Documents; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not to secure any Indebtedness;

(h) leases, subleases and licenses and sublicenses of assets (including Real Property and intellectual property rights), in each case entered into in the ordinary course of business;

(i) Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as (a) any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated, (b) the period within which such proceedings may be initiated has not expired or (c) no more than 60 days have passed after (i) such judgment, decree, order or award has become final or (ii) such period within which such proceedings may be initiated has expired;

(j) Liens (i) on assets or property of the Borrower or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations, or purchase money Indebtedness, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred pursuant to clause (g) of the definition of “Permitted Indebtedness” and (b) any such Liens may not extend to any assets or property of the Borrower or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property (cross-collateralized) and (ii) any interest or title of a lessor under any Capitalized Lease Obligations or operating lease;

(k) Liens arising from precautionary Uniform Commercial Code or PPSA financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Borrower and its Restricted Subsidiaries in the ordinary course of business;

(l) Liens existing on the Closing Date and described on Schedule F-1 and any modification, replacement, refinancing, renewal or extension thereof; provided that (i) no such Lien extends to any additional property after the Closing Date other than (X) after-acquired property that is affixed or incorporated into the property covered by such Lien as of the Closing Date and (Y) proceeds and products of the property covered by such Lien as of the Closing Date, replacements, accessions or additions thereto and improvements thereon and (ii) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Indebtedness, is permitted by Section 6.1;

(m) Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Borrower or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Borrower or any Restricted Subsidiary); provided, however, that such Liens are not created, incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(n) Liens on assets or property of the Borrower or any Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness or other obligations of the Borrower or such Restricted Subsidiary owing to the Borrower or another Restricted Subsidiary that is not a Subsidiary Guarantor, or Liens in favor of the Borrower or any Restricted Subsidiary;

(o) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under this Agreement; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien (and on the same priority that such Permitted Lien may be incurred) hereunder;

(p) (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Borrower or any Restricted Subsidiary of the Borrower has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any Real Property;

(q) any encumbrance or restriction (including put and call arrangements, customary rights of first refusal and tag, drag and similar rights in joint venture agreements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(r) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(s) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(t) Liens pursuant to the Security Documents securing the Secured Obligations;

(u) any security granted over the marketable securities portfolio described in clause (i) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party;

(v) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(w) Liens on equipment of the Borrower or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(x) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Agreement;

(y) Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder (including Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto), and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(z) Liens solely on any cash earnest money deposits made by the Borrower or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted under this Agreement;

(aa) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under Section 6.4 in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(bb) Liens on the Collateral in favor of the Agent for the benefit of the Secured Parties relating to the Agent’s administrative expenses with respect to the Collateral;

(cc) any Permitted Encumbrances;

(dd) the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially reduce the value of the property or assets of the Person or materially interfere with the access or use of such assets or property in the operation of the business of the Person;

(ee) servicing agreements, development agreements, site plan agreements, and other agreements with any Governmental Authority pertaining to the use or development of any of the Mortgaged Property of the Person, provided same are complied with and do not materially reduce the value of the Mortgaged Property of the Person or materially interfere with the use of such Mortgaged Property in the operation of the business of the Person including any obligations to deliver letters of credit and other security as required;

(ff) the right reserved to or vested in any Governmental Authority (i) by any statutory provision or (ii) by the terms of any lease, license, franchise, grant or permit of the Person to terminate any such lease, license, franchise, grant or permit;

(gg) Easements and rights of way granted to a public utility or any municipality or governmental or other public authority to access and maintain overhead electric, telephone and cable television lines and underground electric, water, sewer, telephone, and cable television lines when required by such utility or other authority in connection with the operation of the business or the ownership of the Mortgaged Property, provided that such Liens do not materially reduce the value of the Mortgaged Property or materially interfere with the access or use of such Mortgaged Property in the operation of the business of the Person;

(hh) Liens created or arising under, or pursuant to, the New PortLP Leases, including the easements and rights of way in connection therewith or granted thereunder;

(ii) Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted to be incurred under clause (i) of the definition of “Permitted Indebtedness”; and

(jj) Liens imposed on Real Property pursuant to the Construction Act, R.S.O. 1990, c. C.30, as amended, arising in connection with or incidental to construction or maintenance in the ordinary course of business, in respect of obligations which are not more than thirty (30) days overdue, or if so due, have either been bonded off or the validity of which are being contested diligently and in good faith by all appropriate proceedings, and for which reasonable reserves under IFRS are maintained, so long as, during the period of such contestation there shall be no enforcement of such Liens or seizure or forfeiture of any Real Property of the Borrower subject thereto.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with this definition and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Lien to which such Permitted Lien has been classified or reclassified; provided that, (X) upon delivery of any financial statements pursuant to Schedule 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” basket or exception (in each case, subject to any other applicable provision of such “ratio-based” basket or exception) and (Y) any Lien need not be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception; provided, however, that the foregoing shall not apply to clauses (a) or (t) of this definition.

“Permitted Refinancing Indebtedness” means, with respect to any Person, any refinancing or renewal of any Indebtedness of such Person; provided that (a) the aggregate principal amount (or accreted value, if applicable) of the Indebtedness incurred pursuant to such refinancing or renewal does not exceed the aggregate principal amount (or accreted value, if applicable) of the Indebtedness so refinanced or renewed except by an amount equal to unpaid accrued interest and premium thereon and any make-whole payments or prepayment premiums applicable thereto plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such refinancing or renewal and by an amount equal to any existing commitments unutilized thereunder (it being understood that the aggregate principal amount (or accreted value, if applicable) of the Indebtedness being incurred may be in excess of the amount permitted under this clause (a) to the extent such excess does not constitute Permitted Refinancing Indebtedness and is otherwise permitted under Section 6.1), (b) such refinancing or renewal has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being refinanced or renewed (excluding the effects of nominal amortization in the amount of no greater than one percent per annum and prepayments of Indebtedness), (c) no Default is then continuing or would result therefrom, (d) the Persons that are (or are required to be) obligors under such refinancing or renewal do not include any Person that is not (or is not required to be) an obligor under the Indebtedness being so refinanced or renewed, (e) in the case of secured Indebtedness, the Liens securing such Indebtedness shall only be on assets that constitute collateral (or are required to constitute collateral) for the Indebtedness being so refinanced or renewed, (f) the subordination and postponement provisions thereof (if any) shall be, in the aggregate, no less favorable to the Lenders than those contained in the Indebtedness being so refinanced or renewed and (g) the lenders of the Indebtedness being incurred shall enter into an Acceptable Intercreditor Agreement (if any) relating to the Indebtedness being so refinanced or renewed; provided that, at least five Business Days prior to the incurrence of such refinancing or renewal, an Authorized Officer of the Borrower shall have delivered an Officers’ Certificate to the Agent (together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto) certifying that the Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirements.

“Permitted Reorganization” means any transaction or undertaking, including Investments otherwise permitted hereunder, in connection with internal reorganizations and or restructurings (including in connection with tax planning and corporate reorganizations), so long as such transaction or undertaking is permitted pursuant to Section 6.3 or Section 6.9 of this Agreement.

“Permitted Tax Distributions” shall mean payments, dividends or distributions by the Borrower to Parent in order to permit Parent or another Parent Entity to pay the tax liability in respect of consolidated or combined federal, state, provincial or local taxes not payable directly by the Borrower or any of its Restricted Subsidiaries which payments by the Borrower are not in excess of the tax liabilities that would have been payable by the Borrower and its Restricted Subsidiaries on a stand-alone basis.

“Person” means natural persons, corporations, limited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“PIK Interest” has the meaning specified therefor in Section 2.6(b) of this Agreement.

“Plan” shall mean any material employee benefit plan (including, without limitation, an “employee benefit plan” as defined in Section 3(3) of ERISA), program, policy, arrangement or agreement maintained or contributed to by a Loan Party.

[Redacted: Commercially Sensitive Information]

“Platform” has the meaning specified therefor in Section 17.9(c) of this Agreement.

“Pledge Agreements” has the meaning specified therefor in Section 4.4(c) of this Agreement.

“PPSA” means the Personal Property Security Act (Ontario), the Civil Code of Quebec as in effect in the Province of Quebec or any other applicable Canadian federal, territorial or provincial statute pertaining to the granting, perfecting, priority or ranking of security interests, liens, hypothecs on personal property, and any successor statutes, together with any regulations thereunder, in each case as in effect from time to time. References to sections of the PPSA shall be construed to also refer to any successor sections.

“Preferred Equity Interests” as applied to the Equity Interests of any Person, shall mean Equity Interests of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Equity Interests of any other class of such Person.

“Premises” shall have the meaning provided in the applicable Mortgage.

“Priority Claim” means all claims or Liens created by Applicable Law (in contrast with Liens voluntarily granted), or interests similar thereto under Applicable Law, which rank prior or pari passu with the Liens on the Collateral securing the Obligations including for amounts owing for, or in respect of, employee source deductions, wages, vacation pay, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, Quebec corporate taxes, pension fund obligations and overdue rents.

“Pro Forma Basis” shall mean, with respect to compliance with any test or covenant or calculation or any ratio hereunder, the determination or calculation of such test, covenant or ratio (including in connection with Specified Transactions) in accordance with Section 1.9.

“Pro Rata Share” means, as of any date of determination:

(a) with respect to a Lender’s obligation to make all or a portion of the Loans, with respect to such Lender’s right to receive payments of interest, fees, and principal with respect to the Loans, and with respect to all other computations and other matters related to the Commitments or the Loans, the percentage obtained by dividing (i) the Loan Exposure of such Lender, by (ii) the aggregate Loan Exposure of all Lenders, and

(b) with respect to all other matters and for all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.7 of this Agreement), the percentage obtained by dividing (i) the Loan Exposure of such Lender, by (ii) the aggregate Loan Exposure of all Lenders, in any such case as the applicable percentage may be adjusted by assignments permitted pursuant to Section 13.1.

“Projections” means the Borrower’s forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with the Borrower’s historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.

“Public Company Costs” means costs and expenses associated with compliance with the provisions of the Securities Act and the Exchange Act (and, in each case, any similar applicable law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs and expenses relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees and costs related to the foregoing.

“Purchase Price” means, with respect to any Acquisition, an amount equal to the aggregate consideration, whether cash, property or securities (including the fair market value of any Equity Interests of the Borrower issued in connection with such Acquisition and including the maximum amount of Earn-Outs), paid or delivered by a Loan Party or one of its Subsidiaries in connection with such Acquisition (whether paid at the closing thereof or payable thereafter and whether fixed or contingent), but excluding therefrom (a) any cash of the seller and its Affiliates used to fund any portion of such consideration, and (b) any cash or Cash Equivalents acquired in connection with such Acquisition.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified therefor in Section 17.15 of this Agreement.

“Qualified Equity Interests” of any Person means any Equity Interests of such Person that are not Disqualified Equity Interests.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by any Loan Party or one of its Subsidiaries and the improvements thereto.

“Recipient” means a Lender, Agent or any other Person that receives a payment in respect of a Borrowing or has a direct or indirect interest, through a partnership or otherwise, in a Lender, Agent or any such other Person.

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Register” has the meaning set forth in Section 2.3(d) of this Agreement.

“Related Taxes” shall mean:

(a) franchise and similar Taxes, and other fees and expenses, required to maintain such Parent Entity’s corporate existence;

(b) payroll, employer health, employment insurance, health insurance, social security and other similar Taxes;

(c) income Tax (including corporate income Tax, municipal business Tax and solidarity surcharge) and net wealth Tax;

(d) for any taxable period for which the Borrower and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for Canadian or U.S. federal and/or applicable provincial, state or local income Tax purposes of which a direct or indirect parent of the Borrower is the common parent (a “Tax Group”), the portion of any Canadian or U.S. federal, provincial, state or local income Taxes (as applicable) of such Tax Group for such taxable period that are attributable to the income of the Borrower and/or its Restricted Subsidiaries; provided that the amount of such dividends or other distributions for any taxable period shall not exceed the amount of such Taxes that the Borrower and/or its Restricted Subsidiaries, as applicable, would have paid had the Borrower and/or its Restricted Subsidiaries, as applicable, been a stand-alone taxpayer (or a stand-alone group);

(e) the amount of any Tax obligation of the Borrower and/or any Restricted Subsidiary that is estimated in good faith by the Borrower as due and payable (but is not currently due and payable) by the Borrower and/or any Restricted Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Foreign Subsidiary to the Borrower and/or any Restricted Subsidiary;

(f) any withholding Tax obligation payable by a Parent Entity under Part XIII of the Tax Act on distributions permitted to be paid to a Parent Entity by the Borrower under the Loan Documents; or

(g) for any quarter for which any Parent Entity is treated as a partnership or other pass- through entity for U.S. federal income tax purposes, the amount equal to the product of (A) the Parent Entity’s items of taxable income and gain less items of taxable loss and deduction (other than miscellaneous itemized deductions or, for the avoidance of doubt, foreign taxes) and (B) the highest marginal combined U.S. federal, New York State and New York City tax rate applicable to individuals or corporations (whichever is higher) on ordinary income and capital gain (taking into account the deductibility of state and local taxes for federal income tax purposes and any difference in the tax rate resulting from the applicable holding period).

“Release” shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Hazardous Material in, into, onto or through the Environment.

“Relevant Governmental Body” means, the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Remedial Action” means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) restore or reclaim natural resources or the environment, (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (e) conduct any other actions with respect to Hazardous Materials required by Environmental Laws.

“Replacement Lender” has the meaning specified therefor in Section 14.2(a) of this Agreement.

“Report” has the meaning specified therefor in Section 15.16 of this Agreement.

“Required Lenders” means, at any time, Lenders having or holding more than 66 2/3% of the sum of the aggregate Loan Exposure of all Lenders; provided that (a) the Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Required Lenders, (b) at any time there are two Lenders (who are not Affiliates of one another or Defaulting Lenders), “Required Lenders” must include at least two Lenders (who are not Affiliates of one another), and (c) at any time there are three or more Lenders (who are not Affiliates of one another or Defaulting Lenders), “Required Lenders” must include at least three Lenders (who are not Affiliates of one another).

“Requirements of Law” shall mean, with respect to any Person, any and all requirements of any Governmental Authority applicable to such Person having the force of law, including any and all laws, judgments, orders, decrees, ordinances, rules, regulations, statutes or case law.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Response” shall mean all actions required by any Governmental Authority or voluntarily undertaken to (i) investigate, assess, clean up, remove, mitigate, treat, abate, risk assess or in any other way address any Hazardous Material in the Environment or adverse effects thereon, (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material, or (iii) perform studies and investigations in connection with, or as a precondition to, or to determine the necessity of the activities described in, clause (i) or (ii) above.

“Restricted Debt Payment” has the meaning specified therefor in Section 6.6 of this Agreement.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” shall mean, at any time, any Canadian Restricted Subsidiary or U.S. Restricted Subsidiary.

“S&P” has the meaning specified therefor in the definition of Cash Equivalents.

“Salaried Pension Plan” means the Algoma Steel Inc. Pension Plan for Salaried Employees (Canada Revenue Agency and FSRA Registration No. 1079896).

“Sale and Leaseback Transaction” shall mean any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanctioned Entity” means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by a country or territory or its government, or (d) a Person resident in or determined to be resident in a country or territory, in each case of clauses (a) through (d) that is a target of Sanctions, including a target of any country sanctions program administered and enforced by OFAC.

“Sanctioned Person” means, at any time (a) any Person named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, OFAC’s consolidated Non-SDN list or any other Sanctions-related list maintained by any Governmental Authority, (b) a Person or legal entity that is a target of Sanctions, (c) any Person operating, organized or resident in a Sanctioned Entity, or (d) any Person directly or indirectly owned or controlled (individually or in the aggregate) as determined in accordance with the applicable control test under Applicable Law by or acting on behalf of any such Person or Persons described in clauses (a) through (c) above.

“Sanctions” means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) His Majesty’s Treasury of the United Kingdom, (e) Canada, including those administered or enforced by Global Affairs Canada, the Minister of Public Safety and the Canadian Border Services Agency, or (f) any other Governmental Authority with jurisdiction over any member of Lender Group or any Loan Party or any of their respective Subsidiaries or Affiliates.

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Secured Obligations” shall mean the Obligations.

“Secured Parties” means each of the Lenders and Agent, or any one or more of them.

“Securities Account” means a securities account (as that term is defined in the Code or the PPSA, as applicable).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Security Agreements” shall mean the Canadian Security Agreement and/or the U.S. Security Agreement, as applicable, each dated as of the Closing Date, and entered into by each Loan Party.

“Security Documents” means, collectively, the Security Agreements, the Mortgages, the U.S. Pledge Agreement, the Canadian Pledge Agreement, the Guarantee and each other security document or pledge agreement delivered in accordance with applicable local or foreign law to grant a valid, perfected security interest in any property as collateral for the Secured Obligations, and all UCC or PPSA or other financing statements or financing change statements, intellectual property security agreements or instruments of perfection required by this Agreement, the Security Agreements, the U.S. Pledge Agreement, the Canadian Pledge Agreement, any Mortgage or any other such security document or pledge agreement to be filed with respect to the security interests in property and fixtures created pursuant to the Security Agreements, the U.S. Pledge Agreement, the Canadian Pledge Agreement or any Mortgage and any other document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on any property as collateral for the Obligations.

“Senior Debt Documents” means the agreements evidencing any Senior Debt Facilities and all security and related documents applicable thereto.

“Senior Debt Facilities” means the Indebtedness of any Loan Party under (i) the ABL Credit Agreement, (ii) the Term Loan Facility, (iii) the Ontario CapEx Facility and (iv) the Federal CapEx Facility.

“Settlement” has the meaning specified therefor in Section 2.3(c)(i) of this Agreement.

“Settlement Date” has the meaning specified therefor in Section 2.3(c)(i) of this Agreement.

“SIF” shall mean the Strategic Innovation Fund.

“SIF 2021 CapEx Facility” shall mean that certain contribution agreement dated as of September 20, 2021, among the Borrower, as recipient, Algoma Steel Group Inc. and the other Loan Parties party thereto from time to time, as guarantors, and His Majesty the King in Right of Canada, as represented by Minister of Industry or by SIF, providing or capital expenditure credit facilities in an initial aggregate principal amount of up to Can$200,000,000.

“SIF CapEx Facility” shall mean that certain contribution agreement dated as of March 29, 2019 among the Borrower, as recipient, the other Loan Parties party thereto from time to time, as guarantors, and His Majesty the King in Right of Canada, as represented by Minister of Industry or by SIF, providing for capital expenditure credit facilities in an initial aggregate principal amount of Can$15,000,000.

“SIF Grant Facility” shall mean that certain grant facility dated as of March 29, 2010 provided to the Borrower by His Majesty the King in Right of Canada, as represented by Minister of Industry or by SIF providing for grants to finance capital expenditures in an initial aggregate principal amount of Can$15,000,000.

“Similar Business” shall mean (a) any businesses, services or activities engaged in by the Borrower or any of its Restricted Subsidiaries or any Associates on the Closing Date and (b) any businesses, services and activities engaged in by the Borrower or any of its Restricted Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Solvent” means, with respect to any Person as of any date, that, as of such date: (a) such Person is able to meet its obligations as they generally become due, (b) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due, (c) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, contingent or otherwise, as of such date, (d) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (e) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (f) such Person otherwise has not incurred, and does not intend to incur, or believe that it will incur Indebtedness (including current obligations) beyond its ability to pay principal and interest on such Indebtedness as it becomes due (whether at maturity or otherwise).

“Specified Event of Default” means any Event of Default described in any of Sections 8.1, Section 8.2(a)(vi) (solely with respect to a breach of Section 7 if the Financial Covenant is then in effect and the Cure Expiration Date has occurred or the Borrower has not delivered a Cure Notice in respect of such breach), Section 8.2(a)(ii) and (iii), Section 8.4 or Section 8.5.

“Specified Transaction” shall mean, with respect to any Test Period, (a) [Intentionally Deleted], (b) any Permitted Acquisition or any other acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Equity Interests of any Person, in each case that is permitted by this Agreement, (c) any disposition of all or substantially all of the assets or Equity Interests of a Subsidiary (or any business unit, line of business or division of the Borrower or a Restricted Subsidiary) not prohibited by this Agreement, (d) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary or an Unrestricted Subsidiary as a Restricted Subsidiary in accordance with Section 5.17, (e) any incurrence or repayment of Indebtedness (other than revolving Indebtedness), (f) any Cost Saving Initiative and/or (g) any other event that by the terms of the Loan Documents requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Indebtedness” means any Indebtedness of any Loan Party or its Subsidiaries incurred from time to time that is subordinated in right of payment to the Obligations and is subject to a subordination agreement or contains terms and conditions of subordination that are acceptable to Agent.

“Subordination Agreements” means each subordination agreement that is in respect of (i) any Indebtedness incurred after the date hereof where the lender thereof is such Person’s Affiliate or the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates or (ii) any Subordinated Indebtedness incurred after the date hereof, in each case between the applicable Loan Party that is the borrower thereof, the lenders of such Indebtedness or Subordinated Indebtedness (or agent on their behalf), as the case may be, and the Agent, substantially in the form attached hereto as Schedule C-1 or that is otherwise in form and substance satisfactory to the Required Lenders.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of such corporation, partnership, limited liability company, or other entity.

“Subsidiary Guarantor” shall mean the Borrower and each other Restricted Subsidiary, whether existing on the Closing Date or established, created or acquired after the Closing Date, unless and until such time as the respective Restricted Subsidiary is released from all of its obligations under the Guarantee in accordance with the terms and provisions thereof; provided that (A) subject to immediately succeeding clause (B), no Excluded Subsidiary shall be a Subsidiary Guarantor and (B) notwithstanding anything to the contrary contained in this Agreement, no Restricted Subsidiary shall be excluded as a Subsidiary Guarantor if such Restricted Subsidiary enters into, or is required to enter into, a guarantee of (or is required to become a borrower or other obligor under) any Term Loan Facility, the CapEx Facilities, any Material Indebtedness or any Permitted Refinancing Indebtedness in respect of the foregoing (with respect to Permitted Refinancing Indebtedness, which Permitted Refinancing Indebtedness also constitutes Material Indebtedness). Notwithstanding the foregoing, the Borrower may from time to time, upon notice to the Agent, elect to cause any Subsidiary that would otherwise be an Excluded Subsidiary to become a Subsidiary Guarantor hereunder (but shall have no obligation to do so), subject to the satisfaction of the Collateral and Guarantee Requirements or guarantee and collateral requirements otherwise reasonably acceptable to the Borrower and the Agent (which shall include, in the case of a Foreign Subsidiary of a Loan Party, guarantee and collateral requirements customary under local law, including customary local limitations).

“Supported QFC” has the meaning specified therefor in Section 17.15 of this Agreement.

“Survey” shall mean a survey which is (a) (i) prepared by a surveyor or engineer licensed to perform surveys in the jurisdiction where such Mortgaged Property is located, (ii) certified by the surveyor (in a manner reasonably acceptable to the Agent) to the Agent and the Title Company, and (iii) sufficient for the Title Company to remove all standard survey exceptions from the Mortgage Policy and issue the survey related endorsements or (b) otherwise acceptable to the Agent.

“Tariff Trigger” means the date on which the tariffs applicable to the sale of steel by a Loan Party to the United States have been equal to or less than ten-percent (10%) for a 120-day period following the first date on which the revised tariff at or below ten-percent (10%) became effective.

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” shall mean all returns, statements, filings, attachments and other documents or certifications required to be filed in respect of Taxes.

“Taxes” means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

“Term CORRA” means the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 3:00 p.m. (Eastern time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day, provided further that, if Term CORRA shall ever be less than the Floor, then Term CORRA shall be deemed to be the Floor.

“Term CORRA Administrator” means CanDeal Benchmark Administration Services Inc. (“CanDeal”) or, in the reasonable discretion of Agent, TSX Inc. or an affiliate of TSX Inc. as the publication source of the CanDeal/TMX Term CORRA benchmark that is administered by CanDeal (or a successor administrator of the Term CORRA Reference Rate selected by Agent in its reasonable discretion).

“Term CORRA Reference Rate” means, for an applicable tenor, the forward-looking term rate based on CORRA.

“Term Loan Collateral Agent” means the collateral agent under the Term Loan Facility Documents, from time to time.

“Term Loan Facility” means one or more other notes, bonds, indentures or credit facilities evidencing Indebtedness permitted under clause (a) of “Permitted Indebtedness” above provided that the holders of such Indebtedness, or a representative acting on behalf of the holders of such Indebtedness, shall have become a party to an Acceptable Intercreditor Agreement.

“Term Loan Facility Documents” means the “Loan Documents”, “Credit Documents” (or any similar term) as defined in the Term Loan Facility.

“Term Loans” shall mean the loans or other Indebtedness from time to time outstanding under any Term Loan Facility.

“Termination Date” shall mean the date that all the Commitments have expired or terminated and the principal of and interest on each Loan and all fees, expenses and other Obligations payable under any Loan Document (other than indemnities and reimbursement obligations described in Section 10.3 which, in either case, are not then due and payable) have been paid in full in cash.

“Test Period” shall mean each period of four consecutive Fiscal Quarters of the Borrower then last ended, in each case taken as one accounting period.

“Threshold Amount” means $50,000,000.

“Title Company” shall mean any title insurance company as shall be retained by the Borrower and reasonably acceptable to the Agent. It is understood and agreed that each of FCT Insurance Company Ltd., First Canadian Title Company Limited and First American Title Insurance Company are reasonably acceptable to the Agent.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” means the United States of America.

“Unrestricted Cash” means, at any time, the aggregate amount of cash of the Loan Parties that is free and clear of all Liens other than Permitted Liens.

“Unrestricted Subsidiary” shall mean:

(a) any Subsidiary (other than the Borrower or any Parent Entity) that at the time of determination is an Unrestricted Subsidiary (as designated in accordance with Section 5.17); and

(b) any Subsidiary of an Unrestricted Subsidiary.

The Borrower may designate any Subsidiary (other than the Borrower or any Parent Entity, but including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(i) such Subsidiary or any of its Subsidiaries does not own any Equity Interests or Indebtedness of, or own or hold any Lien on any property of, the Borrower or any other Subsidiary of the Borrower which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(ii) such designation and the Investment of the Borrower in such Subsidiary complies with Section 5.17 and Section 6.9.

“Unsecured Loan” means the loan facility made available to the Borrower by the Agent and the Lenders pursuant to the Unsecured Loan Agreement.

“Unsecured Loan Agreement” means the unsecured loan agreement dated as of the date hereof among the Borrower, the Agent and the Lenders.

“U.S. Pledge Agreement” means that certain U.S. pledge agreement, dated as of the date hereof, entered into by the Borrower, pledging all of the Equity Interests (other than Excluded Assets) in any Canadian Restricted Subsidiary of the Borrower.

“U.S. Restricted Subsidiary” shall mean, at any time, any direct or indirect U.S. Subsidiary of the Parent that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, each U.S. Subsidiary shall be included in the definition of “U.S. Restricted Subsidiary.”

“U.S. Security Agreement” shall mean the U.S. Security Agreement, dated as of the date hereof, entered into by each U.S. Restricted Subsidiary, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“U.S. Special Resolution Regimes” has the meaning specified therefor in Section 17.15 of this Agreement.

“U.S. Subsidiary” of any Person shall mean any Subsidiary of such Person incorporated or organized in the United States or any State thereof or the District of Columbia.

“Voidable Transfer” has the meaning specified therefor in Section 17.8 of this Agreement.

“Voting Stock” of a Person shall mean all classes of Equity Interests of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” means, as to any Person, (i) any corporation 100% of whose capital stock is at the time owned by such Person and/or one or more Wholly-Owned Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Wholly-Owned Subsidiaries of such Person has a 100% equity interest at such time (other than, in the case of a Foreign Subsidiary of the Borrower with respect to the preceding clauses (i) and (ii), director’s qualifying shares and/or other nominal amount of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law).

“WRAP Pension Plan” means the Algoma Steel Inc. Wrap Pension Plan (Canada Revenue Agency and FSRA Registration No. 1079888).

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2	Accounting Terms.

(a) All financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS as in effect from time to time and, except as otherwise expressly provided herein, all terms of an accounting or financial nature that are used in calculating the Fixed Charge Coverage Ratio, the Consolidated Total Leverage Ratio, Consolidated EBITDA, Consolidated Net

Income or Consolidated Total Assets shall be construed and interpreted in accordance with IFRS, as in effect from time to time; provided that (A) if any change to IFRS or in the application thereof (including the conversion to generally accepted accounting principles in effect from time to time in the U.S. as described below) is implemented after the date of delivery of the financial statements described in Section 5.1 and/or there is any change in the functional currency reflected in the financial statements or (B) if the Borrower elects or is required to report under generally accepted accounting principles in effect from time to time in the U.S., the Borrower or the Required Lenders may request to amend the relevant affected provisions hereof (whether or not the request for such amendment is delivered before or after the relevant change or election) to eliminate the effect of such change or election, as the case may be, on the operation of such provisions and (x) the Borrower and the Agent shall negotiate in good faith to enter into an amendment of the relevant affected provisions (it being understood that no amendment or similar fee shall be payable to the Agent or any Lender in connection therewith) to preserve the original intent thereof in light of the applicable change or election, as the case may be and (y) the relevant affected provisions shall be interpreted on the basis of IFRS and the currency, in each case, as in effect and applied immediately prior to the applicable change or election, as the case may be, until the request for amendment has been withdrawn by the Borrower or the Required Lenders, as applicable, or this Agreement has been amended as contemplated hereby. Any consent required from the Agent with respect to the foregoing shall not be unreasonably withheld, conditioned or delayed.

(b) Notwithstanding anything to the contrary contained in paragraph (a) above or in the definition of “Capitalized Lease Obligations”, unless the Borrower elects otherwise, all obligations of any Person that are or would have been treated as operating leases for purposes of IFRS in effect as of January 1, 2018 shall continue to be accounted for as operating leases for purposes of all financial definitions, calculations and deliverables under this Agreement or any other Loan Document (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required (on a prospective or retroactive basis or otherwise) to be treated as capital lease obligations or otherwise accounted for as liabilities in financial statements.

(c) For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Loan Documents requires a calculation of any financial ratio or financial test (including the Fixed Charge Coverage Ratio, the Consolidated Total Leverage Ratio, Consolidated EBITDA, Consolidated Net Income or Consolidated Total Assets), such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d) Notwithstanding anything to the contrary herein, unless the Borrower otherwise notifies the Agent, with respect to any amount incurred hereunder, or under any other permitted credit facility or any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or financial test (including any Fixed Charge Coverage Ratio test and/or any Consolidated Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or financial test (including any Fixed Charge Coverage Ratio test and/or any Consolidated Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that (1) the incurrence of the Incurrence-Based Amount shall be calculated first without giving effect to any Fixed Amount but giving full pro forma effect to the use of proceeds of such Fixed Amount and the related transactions and (2) the incurrence of the Fixed Amount shall be calculated thereafter. Unless the Borrower elects otherwise, the Borrower shall be deemed to have used amounts under an Incurrence-Based Amount then available to the Borrower prior to utilization of any amount under a Fixed Amount then available to the Borrower.

(e) The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Borrower dated such date prepared in accordance with IFRS.

(f) The increase in any amount secured by any Lien by virtue of the accrual of interest, the accretion of accreted value, the payment of interest or a dividend in the form of additional Indebtedness, amortization of original issue discount and/or any increase in the amount of Indebtedness outstanding solely as a result of any fluctuation in the exchange rate of any applicable currency will be deemed not to be the granting of a Lien for purposes of Section 6.2.

(g) For purposes of determining compliance with Sections 6.1 and 6.2, if any Indebtedness or Lien is incurred in reliance on a basket measured by reference to a percentage of Consolidated Total Assets, and any refinancing or replacement thereof would cause the percentage of Consolidated Total Assets to be exceeded if calculated based on the Consolidated Total Assets on the date of such refinancing or replacement, such percentage of Consolidated Total Assets will be deemed not to be exceeded so long as the principal amount of such refinancing or replacement Indebtedness or other obligation does not exceed an amount sufficient to repay the principal amount of such Indebtedness or other obligation being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 6.1 (which additional amounts shall be deemed incurred under and a utilization of such other provision pursuant to which they are permitted to be incurred).

(h) Any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.3	PPSA.

Any terms used in this Agreement that are defined in the PPSA shall be construed and defined as set forth in the PPSA unless otherwise defined herein.

1.4	Construction.

Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, and (iii) all fees or charges that have accrued hereunder or under any other Loan Document and are unpaid, (b) the receipt by Agent of cash collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys’ fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, and (c) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record.

1.5	Time References.

Unless the context of this Agreement or any other Loan Document clearly requires otherwise, all references to time of day refer to Eastern standard time or Eastern daylight saving time, as in effect in Toronto, Ontario on such day. For purposes of the computation of a period of time from a specified date to a later specified date, unless otherwise expressly provided, the word “from” means “from and including” and the words “to” and “until” each means “to and including”; provided that with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

1.6	Schedules and Exhibits.

All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

1.7	Divisions.

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

1.8	Rates.

Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term CORRA or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any then-current Benchmark or any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 2.12(d)(iii) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Term CORRA or any other Benchmark, prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term CORRA Reference Rate, Term CORRA, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to the Borrower. Agent may select information sources or services in its reasonable discretion to ascertain the Term CORRA Reference Rate, Term CORRA or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. Each determination of any Benchmark (or any Benchmark Replacement) shall be made by Agent and shall be conclusive in the absence of manifest error.

1.9	Pro Forma Calculations.

(a) Notwithstanding anything to the contrary herein, financial ratios and tests, including the Consolidated Total Leverage Ratio and the Fixed Charge Coverage Ratio shall be calculated in the manner prescribed by this Section 1.9; provided that notwithstanding anything to the contrary in Section 1.9(b) or (d), when calculating Fixed Charge Coverage Ratio for purposes of determining compliance with Section 7 (other than for the purpose of determining pro forma compliance with Section 7 as a condition to taking any action under this Agreement), the events described in the definition of “Pro Forma Basis” that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(b) Notwithstanding anything to the contrary herein, but subject to Section 1.2(b) and (d), for purposes of calculating any financial ratio or test, Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to Section 1.2(c)) that have been made (i) during the applicable Test Period and (ii) if applicable as described in Section 1.9(a), subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day (or, in case of the determination of Consolidated Total Assets, the last day) of the applicable Test Period. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section, then such financial ratio or test (or Consolidated Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section.

(c) [Intentionally Deleted].

(d) In the event that the Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement or extinguishment) any Indebtedness or issues or redeems Disqualified Equity Interests or Preferred Equity Interests included in the calculations of any financial ratio or test (in each case, other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and accompanied by a permanent commitment reduction), (i) during the applicable Test Period or (ii) subject to Section 1.9(a) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence or repayment of

Indebtedness, or such issuance or redemption of Disqualified Equity Interests or Preferred Equity Interests, to the extent required, as if the same had occurred (x) in the case of any leverage-based ratio, on the last day of the applicable Test Period and (y) in the case of any cash interest coverage ratio or fixed charge coverage ratio, on the first day of the applicable Test Period.

(e) Subject to Section 1.2(e) and (f), the interest on any Indebtedness and dividends or distributions on any Disqualified Equity Interests or Preferred Equity Interests, in each case, assumed to be outstanding pursuant to preceding clause (d) shall be calculated as if such Indebtedness, Disqualified Equity Interests or Preferred Equity Interests had borne interest or accrued dividends or disbursements at (x) the rate applicable thereto, in the case of fixed rate Indebtedness, Disqualified Equity Interests or Preferred Equity Interests or (y) the rates which would have been applicable thereto during the respective period when same was deemed outstanding, in the case of floating rate Indebtedness (although interest expense with respect to any Indebtedness for periods while same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while same was actually outstanding); provided that all Indebtedness (whether actually outstanding or deemed outstanding) bearing interest at a floating rate of interest shall be tested on the basis of the rates applicable at the time the determination is made pursuant to said provisions. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in Section 1.9(a). Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower may designate.

2.	LOANS AND TERMS OF PAYMENT.

2.1	Loans.

(a) Subject to the terms and conditions of this Agreement, the Lenders hereby establish in favour of the Borrower as of the Closing Date a non-revolving multi-draw term loan facility in the principal amount of the Commitment (the “Loan”) to be made available in accordance with this Agreement.

(b) Borrowings under the Loan will be restricted to payment of operating expenses, ordinary course business obligations and capital expenditures of the Borrower in each case in a manner consistent with the Business Plan. The proceeds of any Borrowing shall not be used for any of the purposes set out in Section 6.11.

(c) Each Borrowing under the Loan will be in an amount not greater than $8,300,000. All Borrowings shall be in Dollars.

(d) Borrowings will only be made available if all conditions precedent set out in Section 3.1 and Section 3.2, as applicable, have been satisfied or waived by the Lenders on or before the requested Funding Date.

(e) At no time shall the aggregate principal amount of all Borrowings outstanding hereunder (excluding any PIK Interest, if any) exceed the Commitment.

(f) A Borrowing Notice given by the Borrower hereunder will be irrevocable and will oblige the Borrower to take the action contemplated on the date specified therein.

2.2	[Intentionally Deleted].

2.3	Borrowing Procedures and Settlements.

(a) Procedure for Borrowing Loans. The Borrower may request a maximum of one (1) Borrowing per calendar month under the Loan during the Availability Period by delivering a Borrowing Notice to the Agent not later than 1:00 p.m. (Toronto time) ten (10) Business Days prior to the proposed Funding Date; provided, however, that the Borrowing Notice for the initial Borrowing may be delivered at such time as may be agreed between the Borrower and the Agent. Each proposed Funding Date shall be subject to the approval of the Agent.

(b) Making of Loans.

(i) If Agent has notified the Lenders of a requested Borrowing on the Business Day that is one Business Day prior to the Funding Date, then each Lender shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds to Agent’s Account, not later than 10:00 a.m. on the Business Day that is the requested Funding Date. After Agent’s receipt of the proceeds of such Loans from the Lenders, Agent shall make the proceeds thereof available to the Borrower on the applicable Funding Date by transferring immediately available funds equal to such proceeds received by Agent to a deposit account designated by the Borrower; provided that no Lender shall have an obligation to make any Loan, if (1) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied on the requested Funding Date for the applicable Borrowing unless such condition has been waived, or (2) the requested Borrowing would exceed the Availability on such Funding Date.

(ii) Unless Agent receives notice from a Lender prior to 9:30 a.m. on the Business Day that is the requested Funding Date relative to a requested Borrowing as to which Agent has notified the Lenders of a requested Borrowing that such Lender will not make available as and when required hereunder to Agent for the account of the Borrower the amount of that Lender’s Pro Rata Share of the Borrowing, Agent may assume that each Lender has made or will make such amount available to Agent in immediately available funds on the Funding Date and Agent may (but shall not be so required), in reliance upon such assumption, make available to the Borrower a corresponding amount. If, on the requested Funding Date, any Lender shall not have remitted the full amount that it is required to make available to Agent in immediately available funds and if Agent has made available to the Borrower such amount on the requested Funding Date, then such Lender shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds in Dollars, to Agent’s Account, no later than 10:00 a.m. on the Business Day that is the first Business Day after the requested Funding Date (in which case, the interest accrued on such Lender’s portion of such Borrowing for the Funding Date shall be for Agent’s separate account). If any Lender shall not remit the full amount that it is required to make available to Agent in immediately available funds in Dollars as and when required hereby and if Agent has made available to the Borrower such amount, then that Lender shall be obligated to immediately remit such amount to Agent, together with interest at the Defaulting Lender Rate for each day until the date on which such amount is so remitted. A notice submitted by Agent to any Lender with respect to amounts owing under this Section 2.3(b)(ii) shall be conclusive, absent manifest error.

If the amount that a Lender is required to remit is made available to Agent, then such payment to Agent shall constitute such Lender’s Loan for all purposes of this Agreement. If such amount is not made available to Agent on the Business Day following the Funding Date, Agent will notify the Borrower of such failure to fund and, upon demand by Agent, the Borrower shall pay such amount to Agent for Agent’s account, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the Loans composing such Borrowing.

(c) Settlement. It is agreed that each Lender’s funded portion of the Loans is intended by the Lenders to equal, at all times, such Lender’s Pro Rata Share of the outstanding Loans. Such agreement notwithstanding, Agent and the other Lenders agree (which agreement shall not be for the benefit of the Loan Parties) that in order to facilitate the administration of this Agreement and the other Loan Documents, settlement among the Lenders as to the Loans shall take place on a periodic basis in accordance with the following provisions:

(i) Agent shall request settlement (“Settlement”) with the Lenders on a weekly basis, or on a more frequent basis if so determined by Agent in its sole discretion with respect to any Loan Party’s or any of their Subsidiaries’ payments or other amounts received, as to each by notifying the Lenders by telecopy, telephone, or other similar form of transmission, of such requested Settlement, no later than 2:00 p.m. on the Business Day immediately prior to the date of such requested Settlement (the date of such requested Settlement being the “Settlement Date”). Such notice of a Settlement Date shall include a summary statement of the amount of outstanding Loans for the period since the prior Settlement Date. Subject to the terms and conditions contained herein (including Section 2.3(e)): (y) if the amount of the Loans made by a Lender that is not a Defaulting Lender exceeds such Lender’s Pro Rata Share of the Loans as of a Settlement Date, then Agent shall, by no later than 12:00 p.m. on the Settlement Date, transfer in immediately available funds to a Deposit Account of such Lender (as such Lender may designate), an amount such that each such Lender shall, upon receipt of such amount, have as of the Settlement Date, its Pro Rata Share of the Loans, and (z) if the amount of the Loans made by a Lender is less than such Lender’s Pro Rata Share of the Loans as of a Settlement Date, such Lender shall no later than 12:00 p.m. on the Settlement Date transfer in immediately available funds in Dollars to Agent’s Account, an amount such that each such Lender shall, upon transfer of such amount, have as of the Settlement Date, its Pro Rata Share of the Loans. If any such amount is not made available to Agent by any Lender on the Settlement Date applicable thereto to the extent required by the terms hereof, Agent shall be entitled to recover for its account such amount on demand from such Lender together with interest thereon at the Defaulting Lender Rate.

(ii) In determining whether a Lender’s balance of the Loans is less than, equal to, or greater than such Lender’s Pro Rata Share of the Loans as of a Settlement Date, Agent shall, as part of the relevant Settlement, apply to such balance the portion of payments actually received in good funds by Agent with respect to principal, interest, fees payable by the Borrower and allocable to the Lenders hereunder, and proceeds of Collateral.

(iii) Anything in this Section 2.3(c) to the contrary notwithstanding, in the event that a Lender is a Defaulting Lender, Agent shall be entitled to refrain from remitting settlement amounts to the Defaulting Lender and, instead, shall be entitled to elect to implement the provisions set forth in Section 2.3(e).

(d) Notation. The Agent, as a non-fiduciary agent for the Borrower, shall maintain a register (the “Register”) showing the principal amount and stated interest of the Loans owing to each Lender and the interests therein of each Lender, from time to time and such register shall, absent manifest error, conclusively be presumed to be correct and accurate.

(e) Defaulting Lenders.

(i) Notwithstanding the provisions of Section 2.4(b), Agent shall not be obligated to transfer to a Defaulting Lender any payments made by the Borrower to Agent for the Defaulting Lender’s benefit or any proceeds of Collateral that would otherwise be remitted hereunder to the Defaulting Lender, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such payments, to the extent permitted by Applicable Law, (A) first, to each Non-Defaulting Lender ratably in accordance with their Commitments (but, in each case, only to the extent that such Defaulting Lender’s portion of a Loan (or other funding obligation) was funded by such other Non-Defaulting Lender), (B) second, in Agent’s sole discretion, to a suspense account maintained by Agent, the proceeds of which shall be retained by Agent and may be made available to be re-advanced to or for the benefit of the Borrower (upon the request of the Borrower and subject to the conditions set forth in Section 3.2) as if such Defaulting Lender had made its portion of Loans (or other funding obligations) hereunder, and (C) third, from and after the date on which all other Obligations have been paid in full, to such Defaulting Lender in accordance with Section 2.4(b). Subject to the foregoing and to the extent permitted by Applicable Law, Agent may hold and, in its discretion, re-lend to the Borrower for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents (including the calculation of Pro Rata Share in connection therewith); provided that the foregoing shall not apply to any of the matters governed by Section 14.1(b). The provisions of this Section 2.3(e) shall remain effective with respect to such Defaulting Lender until the earlier of (y) the date on which all of the Non-Defaulting Lenders, Agent and the Borrower shall have waived, in writing, the application of this Section 2.3(e) to such Defaulting Lender, or (z) the date on which such Defaulting Lender makes payment of all amounts that it was obligated to fund hereunder, pays to Agent all amounts owing by Defaulting Lender in respect of the amounts that it was obligated to fund hereunder, and, if requested by Agent, provides adequate assurance of its ability to perform its future obligations hereunder. The operation of this Section 2.3(e) shall not be construed to increase or otherwise affect the Commitment of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by any Loan Party of its duties and obligations hereunder to Agent or to the Lenders other than such Defaulting Lender. Any failure by a Defaulting Lender to fund amounts that it was obligated to fund hereunder shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle the Borrower, at their option, upon written notice to Agent, to arrange for a substitute Lender to assume the Commitment of such Defaulting Lender, such substitute Lender to be reasonably acceptable to Agent. In connection with the arrangement of such a substitute Lender, the Defaulting Lender shall have no right to refuse to be replaced hereunder, and agrees to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agrees that it shall be deemed to have executed and delivered such document if it fails to do so) subject only to being paid its share of the outstanding Obligations; provided that any such assumption of the Commitment of such Defaulting Lender shall not be deemed to constitute a waiver of any of the Lender Groups’ or the Borrower’s rights or remedies against any such

Defaulting Lender arising out of or in relation to such failure to fund. In the event of a direct conflict between the priority provisions of this Section 2.3(e) and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.3(e) shall control and govern.

(f) Independent Obligations. All Loans shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares. It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Loan (or other extension of credit) hereunder, nor shall any Commitment of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.4	Payments; Reductions of Commitments; Prepayments.

(a) Payments by the Borrower. All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, will be made by bank transfer to the Agent in Dollars to the Agent’s Account, or at such other location as may be agreed upon by the Agent and the Borrower, for the account of the Lenders entitled to such payment, not later than 2:00 p.m. (Toronto time) for value on the date when due, and will be made in immediately available funds without set-off, deduction or counterclaim. For greater certainty, the Borrower will not be required to make any payment under this Section 2.4(a) (i) in duplication of any payment required to be made under Section 2.13 or (ii) in respect of Taxes.

(b) Apportionment and Application. Any amounts of any Borrowing prepaid or repaid may not be reborrowed. All amounts prepaid or repaid shall be applied on a pro rata basis to the Loan and the Unsecured Loan (a) firstly, in reduction of accrued and unpaid interest and all other amounts then outstanding (other than the principal amount of a Borrowing), and (b) thereafter, in reduction of the principal amount of the Borrowing being prepaid or repaid.

(c) Reduction of Commitments. At any time, and from time to time, the Borrower may, at its option, permanently reduce the Commitment under the Loan by cancelling all or any part of the undrawn portion of the Loan, provided that:

(i) the Borrower shall provide the Agent with at least 15 Business Days’ prior written notice of any such cancellation (or such shorter period as the Agent may agree);

(ii) each such cancellation shall be a minimum of $1,250,000 and in whole multiples of $250,000 thereafter;

(iii) any cancellation notice shall be irrevocable; and

(iv) such cancellation shall also be accompanied by a pro rata cancellation of any remaining undrawn portion (if any) the commitment under the Unsecured Loan Agreement.

(d) Optional Prepayments. Subject to the terms hereof, the Borrower may prepay the Borrowings at any time in a minimum amount of $1,250,000, together with all accrued and unpaid interest thereon, provided that the Agent receives at least 5 Business Days’ prior written notice of such prepayment in the form of the prepayment notice set out in Exhibit E-1, and if such prepayment would result in the aggregate principal amount of the Borrowings outstanding being less than $1,250,000, such prepayment shall be required to be increased to the amount that is the then outstanding principal balance of the Borrowings, together with all accrued and unpaid interest thereon. Any such optional repayment shall be applied by the Agent on a pro rata basis (based on the advances outstanding at such time) to the Loan and the Unsecured Loan.

(e) Mandatory Prepayments. At any time that the Borrower is required to make a mandatory principal prepayment (other than, for certainty, a scheduled amortization payment) under the terms of any Existing Debt for Borrowed Money of the Borrower, the Borrower shall, to the extent permitted by the Borrower’s Senior Debt Documents, on a pro rata basis, make a mandatory principal prepayment of the Loan. Any such mandatory prepayment shall be applied by the Agent on a pro rata basis to the Loan and Unsecured Loan. The Borrower shall provide the Agent with the same amount of notice of such prepayment that is provided to the lender(s) under the applicable documentation relating to such Existing Debt for Borrowed Money in the form of the prepayment notice set out in Exhibit E-1. Notwithstanding the foregoing, this Section 2.4(e) shall not apply to mandatory repayments made under the ABL Credit Agreement.

2.5	Promise to Pay.

The Borrower agrees to pay the Lender Group Expenses promptly upon notice from the Agent. The Borrower promises to pay all of the Obligations (including principal, interest, premiums, if any, fees, costs and expenses (including Lender Group Expenses)) in full on the Maturity Date or, if earlier, on the date on which the Obligations become due and payable pursuant to the terms of this Agreement. The Borrower agrees that their obligations contained in the first sentence of this Section 2.5 shall survive payment or satisfaction in full of all other Obligations.

2.6	Interest Rates: Rates, Payments, and Calculations.

(a) Interest Rates.

(i) Interest shall be payable by the Borrower on each Borrowing and such Borrowing shall bear interest (computed on the basis of a year of three-hundred and sixty five (365) days) at all times that such Borrowing is outstanding until maturity (whether by acceleration or otherwise) on the unpaid principal amount thereof as follows: (i) during the Initial Interest Period, at a rate per annum equal to the Interest Rate applicable to such Initial Interest Period (as determined in accordance with Section 2.6(a)(ii) below) and (ii) during each Interest Period following the Initial Interest Period that such Borrowing is outstanding, at a rate per annum equal to the Interest Rate applicable to such Interest Period. Such interest shall be payable on the earlier of (y) each Interest Payment Date, and (z) when such Borrowing becomes due and payable in full pursuant to the provisions hereof.

(ii) Term CORRA applicable to the Initial Interest Period for any Borrowing shall be the Term CORRA in effect on the first Business Day of the Fiscal Quarter in which the Initial Interest Period occurs.

(b) PIK Interest.

(i) On each Interest Payment Date occurring on or before the second anniversary of the Closing Date, the payment of interest then accrued on the Borrowings shall be deferred until maturity (whether by acceleration or otherwise) of the principal amount of the Borrowings, and the amount of such accrued interest shall, with effect as of such Interest Payment Date, be added to the principal amount of the Borrowings, and shall thereafter be treated as part of the principal amount of the Borrowings, for purposes of this Agreement (the “PIK Interest”). Notwithstanding the foregoing, the Borrower may, by delivering a notice in writing to the Agent not later than five (5) Business Days prior to the applicable Interest Payment Date, elect to pay all (or any portion) of the interest due on such Interest Payment Date in cash. Any portion of interest not so elected to be paid in cash shall be treated as PIK Interest.

(ii) Amounts representing PIK Interest that are added to the principal amount of a Borrowing shall thereafter constitute principal for purposes of this Agreement and bear interest in accordance with Section 2.6(a) and, if applicable, Section 2.6(c), and otherwise be treated as part of the principal of such Borrowing for all purposes of this Agreement.

(c) Default and Additional Specified Interest.

(i) At all times that an Event of Default has occurred which is continuing, the Borrower shall pay additional interest on the principal amount of all Obligations outstanding at a rate per annum equal to two percent (2%) per annum.

(ii) If any Loan Party or ASGI fails to observe or perform any of its obligations in the Loan Program Agreement, the Borrower shall pay additional interest on the principal amount of all Obligations outstanding at a rate per annum equal to one percent (1%) per annum until such Loan Party or ASGI remedies such non- compliance to the satisfaction of the Agent.

(d) [Intentionally Deleted].

(e) [Intentionally Deleted].

(f) Intent to Limit Charges to Maximum Lawful Rate. In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. The Loan Parties and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, that anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, the Borrower is and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from the Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess. If any provision of this Agreement or of any of the other Loan Documents would obligate any Loan Party to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Lender under this Section 2.6, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lenders which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Lender shall have received an amount in excess of the maximum permitted by that section of the

Criminal Code (Canada), the Loan Parties shall be entitled, by notice in writing to the Lender, to obtain reimbursement from the Lenders in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Lenders to the Borrower. Any amount or rate of interest referred to in this Section 2.6 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

(g) Initial Benchmark Conforming Changes. In connection with the use or administration of any initial Benchmark, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of and initial Benchmark.

(h) Interest Act (Canada). For the purposes of the Interest Act (Canada), in any case in which an interest or fee rate is stated in this Agreement to be calculated on the basis of a number of days that is other than the number in a calendar year, the yearly rate to which such interest or fee rate is equivalent is equal to such interest or fee rate multiplied by the actual number of days in the year in which the relevant interest or fee payment accrues and divided by the number of days used as the basis for such calculation. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields. The Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any outstanding Loan at any time and provide such information to such Borrower, provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve such Borrower or any of the other Loan Parties of any of its obligations under this Agreement or any other Loan Documents, nor result in any liability to the Agent or the Lenders. The Borrower hereby irrevocably agree not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Loan Documents, that the interest payable under the Loan Documents and the calculation thereof has not been adequately disclosed to the Borrower or any Loan Party, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

2.7	Crediting Payments.

All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, will be made by bank transfer to the Agent in Dollars to the Agent’s Account, or at such other location as may be agreed upon by the Agent and the Borrower, for the account of the Lenders entitled to such payment, not later than 2:00 p.m. (Toronto time) for value on the date when due, and will be made in immediately available funds and in accordance with Section 2.4(a).

2.8	[Intentionally Deleted].

2.9	Maintenance of Loan Account; Statements of Obligations.

The Agent will open and maintain books of account evidencing all Borrowings and all other amounts owing by the Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder.

The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Borrowings and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent will promptly advise the Borrower of such entries made in the Agent’s books of account. The Agent may, but shall not be required to, provide an invoice to the Borrower of the amount of interest owing prior to any Interest Payment Date, but the Agent shall have no liability for any failure to do so, nor shall any such failure have any effect on the Borrower’s obligation to make any interest payment hereunder or to defer the payment of any such interest in accordance with Section 2.6(b).

2.10	Fees.

The Borrower shall pay to Agent, for the account of Agent and the Lenders, as applicable, as and when due and payable under the terms of the Fee Letter, the fees set forth in the Fee Letter.

2.11	[Intentionally Deleted].

2.12	Funding Losses; Benchmark Replacement.

(a) [Intentionally Deleted].

(b) Compensation for Losses.

(i) In the event of (i) the payment of any principal of any Borrowing prior to the last day of an Interest Period (including as a result of an Event of Default), (ii) the failure to borrow, continue or prepay any Borrowing in the manner and on the date specified in any notice delivered pursuant hereto, (iii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement or (iv) the assignment of any Borrowing, as applicable, other than on the last day of the Interest Period (including as a result of an Event of Default), then, in any such event, the Borrower shall, after receipt of a written request by any Lender affected by any such event (which request shall set forth in reasonable detail the basis for requesting such amount), compensate each Lender for the loss, cost and expense attributable to such event, which, for greater certainty, shall not include any amount in respect of Taxes (such losses, costs, or expenses, “Funding Losses”).

(ii) A certificate of any Lender setting forth any Funding Losses that such Lender is entitled to receive pursuant to this Section delivered to the Borrower shall be presumptively correct absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt of such demand.

(c) [Intentionally Deleted].

(d) Benchmark Replacement Setting.

(i) [Intentionally Deleted]

(ii) [Intentionally Deleted]

(iii) Benchmark Replacement Setting.

(A) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, with respect to any Benchmark, Agent and the Borrower may amend this Agreement to replace such then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.12(d)(iii) will occur prior to the applicable Benchmark Transition Start Date.

(B) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(C) Notices; Standards for Decisions and Determinations. Agent will promptly notify the Borrower and the Lenders of (1) the implementation of any Benchmark Replacement and (2) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.12(d)(iii)(D) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12(d)(iii), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.12(d)(iii).

(D) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (1) if the then-current Benchmark is a term rate (including the Term CORRA Reference Rate) and either (I) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by Agent in its reasonable discretion or (II) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (2) if a tenor that was removed pursuant to clause (1) above either (I) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (II) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all applicable Benchmark settings at or after such time to reinstate such previously removed tenor.

(E) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, (1) the Borrower may revoke any pending request for a borrowing of or continuation of Loans to be made or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing at an interest rate agreed by the Borrower and Agent and (2) any outstanding affected Loans will be deemed to have been converted to a borrowing at an interest rate agreed by the Borrower and Agent at the end of the applicable Interest Period (or immediately if it is unlawful for any such Loan to be outstanding until such time). Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted (or, where applicable, such accrued interest amount shall be deferred and added to the principal amount of the applicable Borrowing in accordance with Section 2.6(b)), together with any additional amounts required pursuant to Section 2.12(b)(i).

(e) No Requirement of Matched Funding. Anything to the contrary contained herein notwithstanding, neither Agent, nor any Lender, nor any of their Participants, is required actually to acquire deposits to fund or otherwise match fund any Obligation as to which interest accrues at the applicable Benchmark.

2.13	Increased Costs; Illegality.

(a) If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender; or (ii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes and (B) Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or (iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Borrowings made by such Lender; and the result of any of the foregoing shall be to increase the cost to any Lender of making or maintaining any Borrowings (or of maintaining its obligation to make any such Borrowing), or to reduce the amount of any sum received or receivable by any Lender hereunder (whether of principal, interest or any other amount), then, upon request of such Lender, and subject to such Lender providing the certificate referred to in Section 2.13(b), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law affecting such Lender regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital as a consequence of this Agreement, the Commitments of such Lender or the Borrowings made by such Lender to a level below that which the Lender would have achieved but for such Change in Law (taking into consideration the Lender’s policies with respect to capital adequacy), then from time to time and subject to such Lender providing the certificate referred to in Section 2.13(c), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for any such reduction suffered.

(c) A certificate of a Lender delivered to the Borrower setting forth the amount or amounts necessary to compensate such Lender as specified in subsections 2.13(a) and (b) (“Additional Compensation”), including a description of the event by reason of which it believes it is entitled to such compensation, and supplying reasonable supporting evidence (including, in the event of a Change in Law, a photocopy of the Applicable Law evidencing such change) and reasonable detail of the basis of calculation of the amount or amounts, shall be conclusive evidence of such Lender’s entitlement to such compensation and the amount thereof, absent manifest error. The Borrower shall pay the applicable Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof. In the event the applicable Lender subsequently recovers all or part of the Additional Compensation paid by the Borrower, it shall promptly repay an equal amount to the Borrower. The obligation to pay such Additional Compensation for subsequent periods will continue until the earlier of change in capital requirement or the lapse or cessation of the Change in Law giving rise to the initial Additional Compensation. The affected Lender shall make reasonable efforts to limit the incidence of any such Additional Compensation and seek recovery for the account of the Borrower upon the Borrower’s request at the Borrower’s expense, provided such Lender in its reasonable determination suffers no appreciable economic, legal or regulatory disadvantage and provided that the affected Lender shall not be required to make available its tax returns (or any other information that it deems confidential) to the Borrower or any other Person or to arrange its affairs in any particular manner.

(d) Failure or delay on the part of a Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate the applicable Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

(e) If, in the reasonable opinion of a Lender, it is or becomes unlawful, or any Governmental Authority has asserted that it is unlawful, for such Lender under the laws of any jurisdiction to make or maintain any Loan or otherwise to perform any of its obligations under this Agreement, then such Lender will promptly so notify the Agent and the Borrower and (i) the Commitment of such Lender shall be immediately cancelled and such Lender will have no further obligation to make any further Loan; and (ii) the Borrower will promptly prepay the Loans owing to such Lender in full together with accrued interest thereon and all other amounts then due.

(f) [Intentionally Deleted].

(g) Notwithstanding anything herein to the contrary, the protection of Sections 2.12(d) and 2.13 shall be available to each Lender (as applicable) regardless of any possible contention of the invalidity or inapplicability of the law, rule, regulation, judicial ruling, judgment, guideline, treaty or other change or condition which shall have occurred or been imposed, so long as it shall be customary for issuing banks or lenders affected thereby to comply therewith. Notwithstanding any other provision herein, no Lender shall demand compensation pursuant to this Section 2.13 if it shall not at the time be the general policy or practice of such Lender (as the case may be) to demand such compensation in similar circumstances under comparable provisions of other credit agreements, if any.

3.	CONDITIONS; TERM OF AGREEMENT.

3.1	Conditions Precedent to the Effectiveness of Agreement.

The effectiveness of this Agreement and the obligation of the Lender Group (or any member thereof) to make the initial Loan hereunder is subject to the fulfillment, to the satisfaction of Agent and each Lender, of each of the conditions precedent set forth on Schedule 3.1 to this Agreement.

3.2	Conditions Precedent to all Other Borrowings.

The obligation of the Lender Group (or any member thereof) to make any subsequent Loan hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a) the Agent will have received a Borrowing Notice as required under Section 2.3(a), in which an Authorized Officer of the Borrower has certified: (i) the use of proceeds of each Borrowing made prior to the date of thereof and the intended use of proceeds for the requested Borrowing; (ii) that each Loan Party is Solvent; (iii) that no Default or Event of Default under this Agreement has occurred and is continuing on the Funding Date, or would result from making the Borrowing; (iv) that no “default” or “event of default” has occurred and is continuing under any Existing Debt for Borrowed Money Documents; (v) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect;

(vi) that the representations and warranties in Article 4 of this Agreement and Section 6.01 of the Unsecured Loan Agreement continue to be true and correct as if made on and as of the Funding Date, except to the extent that such representations and warranties relate specifically to an earlier date in which case they are true and correct as of such earlier date; (vii) as to the continued effectiveness of all Acceptable Intercreditor Agreements and all Subordination Agreements (except to the extent terminated in accordance with their terms or by written agreement of the Agent); (viii) that the Borrower continues to operate its business in the ordinary course as adjusted for the then current operating circumstances resulting from tariffs and countermeasures; (ix) the Borrower has not initiated, and is not currently implementing, any change to its business or operations that would result in a material deviation from the Business Plan and (x) the Borrower has also requested a borrowing, on a pro rata basis with the Borrowing, under the Secured CEEFC Loan Agreement;

(b) no Default or Event of Default shall have occurred and be continuing;

(c) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect;

(d) the representations and warranties in Article 4 of this Agreement and Section 6.01 of the Unsecured Loan Agreement continue to be true and correct as if made on and as of the Funding Date, except to the extent that such representations and warranties relate specifically to an earlier date in which case they are true and correct as of such earlier date;

(e) the Acceptable Intercreditor Agreements, the Subordination Agreements and the consent described in paragraph (x) of Schedule 3.1 shall continue to be in full force and effect (except to the extent terminated in accordance with their terms or by written agreement of the Agent); and

(f) the Borrower shall continue to operate its business in the ordinary course as adjusted for the then current operating circumstances resulting from tariffs and countermeasures.

3.3	Availability.

The Commitments shall continue in full force and effect for a term ending on the last day of the Availability Period (unless terminated earlier in accordance with the terms hereof).

3.4	Effect of Maturity.

On the Maturity Date, all of the Obligations immediately shall become due and payable without notice or demand and the Borrower shall be required to repay all of the Obligations in full. No termination of the obligations of the Lender Group (other than payment in full of the Obligations) shall relieve or discharge any Loan Party of its duties, obligations, or covenants hereunder or under any other Loan Document and Agent’s Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full. When all of the Obligations have been paid in full, Agent will, at the Borrower’s sole expense, execute and deliver any termination statements, lien releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent’s Liens and all notices of security interests and liens previously filed by Agent.

3.5	Appropriations Acknowledgements.

The Borrower acknowledges that:

(a) His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth, as Lender, is subject to the Financial Administration Act (Ontario); and

(b) as provided under section 11.3 of the Financial Administration Act (Ontario), and despite any other provision of this Agreement, His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth has no obligation to make an Advance that would result in a charge to an appropriation that is in excess of the amount available under that appropriation, or for which no appropriation from a current or previous government fiscal year is available.

4.	REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, each of the Loan Parties makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each Loan (or other extension of credit) made thereafter, as though made on and as of the date of such Loan (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date), and such representations and warranties shall survive the execution and delivery of this Agreement:

4.1	Due Organization and Qualification; Subsidiaries.

(a) Each Loan Party and each of its Subsidiaries (i) is duly organized and existing and in good standing (to the extent such concept is applicable in the applicable jurisdiction) under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state, province or territory where the ownership, leasing or operation of its property or the conduct of its business requires such qualification, except for the failure to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

(b) Schedule 4.1 sets forth a complete corporate chart listing the Borrower, all Parent Entities and their Subsidiaries as of the Closing Date. Schedules 1(a) and 10(a) to the Perfection Certificate dated as of the Closing Date set forth a list of (i) all the Subsidiaries of Parent and their jurisdictions of organization as of the Closing Date and (ii) the number of each class of its Equity Interests authorized, and the number outstanding, on the Closing Date and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase and similar rights on the Closing Date. All Equity Interests of the Borrower and its Restricted Subsidiaries are duly and validly issued and are fully paid and non-assessable, and are owned by the Borrower, directly or indirectly through Wholly-Owned Subsidiaries, except as otherwise permitted by this Agreement. All Equity Interests of the Borrower are owned directly by Parent. Each Loan Party is the record and beneficial owner of, and has good and marketable title to, the Equity Interests pledged by it under the applicable Security Document, free of any and all Liens, rights or claims of other Persons, except the Permitted Liens, and there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or property that is convertible into, or that requires the issuance or sale of, any such Equity Interests.

4.2	Due Authorization; No Conflict.

(a) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Loan Party.

(b) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, provincial, territorial, state, or local law or regulation applicable to any Loan Party or its Subsidiaries, the Governing Documents of any Loan Party or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of any Loan Party or its Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

4.3	Governmental Consents.

The execution, delivery, and performance by each Loan Party of the Loan Documents to which such Loan Party is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation, as of the Closing Date.

4.4	Binding Obligations; Perfected Liens.

(a) Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(b) The Security Agreements are effective to create in favor of the Agent for the benefit of the Secured Parties legal, valid and enforceable Liens on, and security interests in, the Collateral, and upon the satisfaction of the applicable Perfection Requirements, the Liens created by the Security Agreements shall constitute valid perfected (subject to each Acceptable Intercreditor Agreement than extant) Liens on, and security interests in, all right, title and interest of the grantors thereunder in the Collateral (other than such Collateral in which a security interest cannot be perfected under the UCC or the PPSA as in effect at the relevant time in the relevant jurisdiction), in each case subject to no Liens other than Permitted Liens.

(c) The Canadian Pledge Agreement and U.S. Pledge Agreement (collectively, the “Pledge Agreements”) are effective to create in favor of the Agent for the benefit of the Secured Parties legal, valid and enforceable Liens on, and security interests in, the Pledged Collateral (as defined in the applicable Pledge Agreement), and upon the satisfaction of the applicable Perfection

Requirements, the Liens created by the applicable Pledge Agreement shall constitute valid perfected (subject to each Acceptable Intercreditor Agreement than extant) Liens on, and security interests in, all right, title and interest of the grantors thereunder in the Pledged Collateral (other than that portion of the Pledged Collateral constituting a “general intangible” under the UCC or an “intangible” under the PPSA), in each case subject to no Liens other than Permitted Liens (other than Permitted Liens).

(d) When the Security Agreements or a short form thereof are filed in the United States Patent and Trademark Office, the United States Copyright Office and the Canadian Intellectual Property Office, and UCC and PPSA financing statements are filed in the applicable jurisdictions, the Liens created by the Security Agreements shall constitute valid perfected (subject to each Acceptable Intercreditor Agreement than extant) Liens on, and security interests in, all right, title and interest of the grantors thereunder in Trademarks, Industrial Designs and Patents (each as defined in the applicable Security Agreement) registered or applied for with the United States Patent and Trademark Office or Canadian Intellectual Property Office or Copyrights (as defined in the applicable Security Agreement) registered or applied for with the United States Copyright Office or Canadian Intellectual Property Office, or Industrial Designs (as defined in the applicable Security Agreement) registered or applied for with the Canadian Intellectual Property Office, in each case subject to no Liens other than Permitted Liens; provided, however, that additional filings may be required to perfect the Liens created by the Security Agreements upon any Trademarks, Industrial Designs, Patents, or Copyrights acquired or applied for after the date hereof.

(e) Each Mortgage is effective to create, in favor of the Agent, for its benefit and the benefit of the Secured Parties, subject, in all cases, to the priorities of each applicable Acceptable Intercreditor Agreement, legal, valid, perfected and enforceable (subject to each Acceptable Intercreditor Agreement then extant) Liens on, and security interests and charges in, all of the Loan Parties’ right, title and interest in and to the Mortgaged Properties thereunder and the proceeds thereof, subject only to Permitted Liens, and when the Mortgages are registered in the applicable land registry offices (or, in the case of any Mortgage executed and delivered after the date thereof in accordance with the provisions of Section 5.12 and 5.12(d), when such Mortgage is registered in the applicable land registry office), the Mortgages shall constitute (subject to each Acceptable Intercreditor Agreement than extant) fully perfected Liens on, and security interests and charges in, all right, title and interest of the Loan Parties in the Mortgaged Properties and the proceeds thereof, in each case prior and superior in right to any other person, other than Permitted Liens.

4.5	Title to Assets; No Encumbrances.

Each of the Loan Parties and its Subsidiaries has (a) good and legal title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property), all its property material to its business, including the Mortgaged Property, (other than Intellectual Property, which is the subject of Section 4.21(c)), free and clear of Liens except for Permitted Liens and minor irregularities or deficiencies in title that, individually or in the aggregate, do not materially interfere with its ability to conduct its business as currently conducted or to utilize such property for its intended purpose. Except as could reasonably be expected to result in a Material Adverse Effect, the property of the Borrower and its Restricted Subsidiaries, taken as a whole, (i) as of the date hereof, is in good operating order, condition and repair (ordinary wear and tear excepted) and (ii) constitutes all the property which is required for the business and operations of the Borrower and its Restricted Subsidiaries as presently conducted.

4.6	Litigation.

There are no actions, suits, or proceedings pending or, to the knowledge of the Borrower, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect.

4.7	Compliance with Laws.

No Loan Party nor any of its Subsidiaries (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

4.8	No Material Adverse Effect.

Since December 31, 2024 (other than the effects of tariffs and countermeasures), no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Effect.

4.9	Solvency.

(a) Each Loan Party is Solvent.

(b) No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

4.10	Employee Benefits.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Canadian Pension Plan, nor any related trust or other funding medium thereunder, is subject to any pending or, to the knowledge of each Loan Party, threatened or anticipated, investigation, examination or other legal proceeding, initiated by any Governmental Authority or by any other person (other than routine claims for benefits). None of the Borrower, any of its Subsidiaries or any ERISA Affiliate maintains or contributes to (or has any current liability with respect to) any ERISA Plan. No Canadian Pension Event has occurred. The Borrower is not aware of any changes that have occurred since the date of the most recently filed Pension Valuation Report which could reasonably be expected to materially adversely affect the funded status of any DB Plan. Each Canadian Pension Plan has been maintained in compliance with its terms, with all applicable collective bargaining agreements, and with all applicable Requirements of Law.

4.11	Environmental Condition.

Except as set forth in Schedule 4.11, or except as, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:

(a) The Borrower and its Restricted Subsidiaries and their businesses, operations and Real Property are in compliance with all, and have not violated any, applicable Environmental Laws;

(b) The Borrower and its Restricted Subsidiaries have obtained all Environmental Permits required for the conduct of their businesses and operations as currently conducted, and the ownership, operation and use of their property and all such Environmental Permits are valid and in good standing;

(c) There has been no Release or threatened Release of Hazardous Material on, at, in under or from any Real Property or facility presently owned, leased or operated by the Borrower or any of its Restricted Subsidiaries or any of their predecessors in interest, or to the knowledge of the Borrower and its Restricted Subsidiaries, at any other property or facility for which the Borrower or any of its Restricted Subsidiaries has responsibility, that could result in liability to the Borrower or any of its Restricted Subsidiaries under any applicable Environmental Law; and

(d) There is no Environmental Claim pending or, to the knowledge of the Borrower and its Restricted Subsidiaries, threatened, against the Borrower or any of its Restricted Subsidiaries, or relating to any Real Property currently owned, leased or operated by the Borrower or any of its Restricted Subsidiaries or their predecessors in interest or relating to the operations of the Borrower or any of its Restricted Subsidiaries; and to the knowledge of the Borrower and its Restricted Subsidiaries, there are no facts, circumstances or conditions that could form the basis of such an Environmental Claim.

Except as set forth in Schedule 4.11, except (with respect to environmental matters occurring after the Closing Date) as may be disclosed in future written notices provided to the Agent promptly after such environmental matter first comes to the attention of an Authorized Officer of any Loan Party, or except as, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:

(i) No Real Property or facility owned, operated or leased by the Borrower or any of its Restricted Subsidiaries and no Real Property is listed or proposed for listing on or included on any list maintained by any Governmental Authority describing contaminated or potentially contaminated sites including any such list relating to petroleum or its constituents, derivatives or fractions; and

(ii) No Lien has been recorded or registered or, to the knowledge of the Borrower or any of its Restricted Subsidiaries, threatened under any Environmental Law with respect to any Real Property or other assets of the Borrower and its Restricted Subsidiaries.

4.12	Complete Disclosure; Financial Statements; Condition; Projections.

(a) The financial statements most recently provided pursuant to Section 5.1, as applicable, present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Borrower on a consolidated basis as of such dates and for such periods in accordance with IFRS, (x) except as otherwise expressly noted therein, and (y) subject, in the case of quarterly financial statements, to the absence of footnotes and normal year-end audit adjustments.

4.13	Patriot Act.

To the extent applicable, each Loan Party is in compliance, in all material respects, with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001, as amended) (the “Patriot Act”).

4.14	[Intentionally Deleted].

4.15	Payment of Taxes.

Except as otherwise permitted under Section 5.5, Borrower and each of its Subsidiaries has (a) timely filed or caused to be timely filed all required Tax Returns and related information returns with the appropriate Governmental Authorities and all such Tax Returns are true and correct in all material respects and (b) duly and timely paid, collected or remitted or caused to be duly and timely paid, collected or remitted all Taxes (whether or not shown on any Tax Return) due and payable, collectible or remittable by it and all assessments received by it, except Taxes (i) that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary has set aside on its books adequate reserves in accordance with IFRS and (ii) which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of Borrower and each of its Subsidiaries has made adequate provision in accordance with IFRS for all Taxes not yet due and payable. Each of Borrower and each of its Subsidiaries is unaware of any proposed or pending Tax assessments, deficiencies or audits that could be reasonably expected to, either individually or in the aggregate, result in a Material Adverse Effect.

4.16	Margin Stock.

Neither any Loan Party nor any of its Subsidiaries owns any Margin Stock or is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to the Borrower will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

4.17	Governmental Regulation.

No Loan Party nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.18	OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws.

No Loan Party or any of its Subsidiaries is, or has at any time been, in violation of any Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws. No Loan Party nor any of its Subsidiaries nor, to the knowledge of such Loan Party, any director, officer, employee, agent, Affiliate of such Loan Party or such Subsidiary or holders of a beneficial interest in securities representing 10% or more of the votes or value of such Loan Party or such Subsidiary (a) is, or has been, a Sanctioned Person, (b) has, or has had, any assets located in Sanctioned Entities, or (c) derives, or has derived, any revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. Each of the Loan Parties and its Subsidiaries has implemented and maintains in effect policies and procedures reasonably designed to ensure compliance with Sanctions, Anti-Corruption Laws and Anti- Money Laundering Laws. Each of the Loan Parties and its Subsidiaries, and to the knowledge of each such Loan Party, each director, officer, employee, agent and Affiliate of each such Loan Party and each such Subsidiary, is in compliance with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. No proceeds of any Loan made hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person, a Sanctioned

Entity, directly or indirectly to persons in countries subject to Sanctions, including, but not limited to, Iran, Belarus, Sudan, Russia, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the territory it controls in the Donetsk oblast of Ukraine, the so-called Luhansk People’s Republic and the territory it controls in the Luhansk oblast of Ukraine, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation, the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation, Cuba, Myanmar, Syria, and North Korea or otherwise used in any manner that would result in a violation of any Sanction, Anti-Corruption Law or Anti-Money Laundering Law by any Person (including any Lender or other individual or entity participating in any transaction). Neither any Loan Party, any Loan Party’s Subsidiaries nor, to the knowledge of the Borrower, any of the directors, officers, employees or holders of a beneficial interest in securities representing 10% or more of the votes or value of any Loan Party or any Loan Party’s Subsidiaries is, (i) a Sanctioned Person or is owned or controlled by a Sanctioned Person, (ii) in violation of any Sanctions laws or is subject to any pending enquiry, investigation or enforcement action in connection therewith, (iii) involved in any transactions, directly or indirectly, relating to or with entities located in countries subject to Sanctions, including, but not limited to, Iran, Belarus, Sudan, Cuba, Myanmar, Syria and North Korea, or (iv) deals in any property or interest in property blocked pursuant to any Sanctions laws. Notwithstanding any other provision of this Agreement, no Canadian Loan Party shall be required to comply with any Sanctions, or shall be restricted from engaging in any transaction, in each case, to the extent that such compliance or restriction would breach the Foreign Extraterritorial Measures Act (Canada).

4.19	Employee and Labor Matters.

As of the Closing Date, there are no strikes, lockouts, labor disputes or slowdowns against the Borrower or any of its Restricted Subsidiaries pending or, to the knowledge of the Borrower or any of its Restricted Subsidiaries, threatened during the current term of their respective collective bargaining agreements. Neither the Borrower nor any of its Restricted Subsidiaries are in violation of or in default with respect to any Applicable Law relating to employment in any manner which, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. All payments due from the Borrower or any of its Restricted Subsidiaries, or for which any claim may be made against the Borrower or any of its Restricted Subsidiaries, on account of wages, vacation pay and employee health and welfare benefits, have been paid or, to the extent required by generally accepted accounting principles, accrued as a liability on the books of the Borrower or such Restricted Subsidiary except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.20	Parent as a Holding Company.

Parent is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests in and Indebtedness of the Borrower) or engage in any operations or business (other than the ownership of the Borrower and its Subsidiaries) other than the following and any activities incidental to the following: (i) direct or indirect ownership of all of the Equity Interests in, and management of, the Borrower, (ii) action required by law to maintain its existence, (iii) performance of its obligations under this Agreement, the other Loan Documents, any Term Loan Facility, the CapEx Facilities and other agreements contemplated hereby or thereby or other debt permitted hereunder, and (iv) the undertaking of any Permitted Reorganization transaction permitted under this Agreement, the payment of dividends and distributions permitted to be made under this Agreement, the making of contributions to the capital of the Borrower, the incurrence of obligations in respect of Parent Entity Expenses or any Related Taxes, the incurrence of Indebtedness permitted to be incurred under this Agreement by Parent, or the Guaranty of the Indebtedness permitted to be incurred by the Borrower or any Restricted Subsidiary of Parent under this Agreement (including operating and equipment leases that are not considered to be Indebtedness).

4.21	Properties; Intellectual Property.

(a) Real Property. Schedules 8(a) and 8(b) to the Perfection Certificate dated the Closing Date contain a true and complete list of each interest in Real Property (i) owned by the Borrower or any of its Restricted Subsidiaries as of the date hereof and describe in all material respects whether such owned Real Property is leased and if leased whether the underlying Lease contains any option to purchase all or any portion of such Real Property or any interest therein or contains any right of first refusal relating to any sale of such Real Property or any portion thereof or interest therein and (ii) leased, subleased or otherwise occupied or utilized by the Borrower or any of its Restricted Subsidiaries, as lessee, sublessee, franchisee or licensee, as of the date hereof and, in each of the cases described in clauses (i) and (ii) of this Section 4.21(a), whether any Lease requires the consent of the landlord or tenant thereunder, or other party thereto, to any transactions under the Loan Documents.

(b) Collateral. Each Loan Party owns or has rights to use all of the Collateral (other than Intellectual Property, which is the subject of Section 4.21(c)) and all rights with respect to any of the foregoing used in, necessary for or material to such Loan Party’s business as currently conducted. No claim has been made and remains outstanding that any Loan Party’s use of any Collateral (other than Intellectual Property, which is the subject of Section 4.21(c)) does or may violate the rights of any third party that would, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Intellectual Property. Each of Parent and the Borrower and each of its Restricted Subsidiaries owns, or is licensed to use, all patents, patent applications, trademarks, industrial designs, trade names, service marks, source identifiers, copyrights, technology, trade secrets, proprietary information, domain names, social media identifiers, know-how, methods and processes (collectively, “Intellectual Property”) necessary for the conduct of its business as currently conducted, except for those the failure to own or license which, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. As of the Closing Date, to the knowledge of the Borrower, no claim has been asserted in writing and is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity, ownership or effectiveness of any such Intellectual Property, in each case, except for any claim that would not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its Restricted Subsidiaries know of any pending claim or any valid basis for any such claim. The operation by each of the Borrower and each of its Restricted Subsidiaries’ respective businesses does not infringe the rights of any Person, except for such claims and infringements that, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(d) Registrations. Except as would not reasonably be expected to have a Material Adverse Effect: (i) Schedule 12(a) and 12(b) to the Perfection Certificate set forth a complete and accurate list of all U.S. and Canadian patent, trademark, industrial design and copyright registrations and applications owned by each of the Borrower and its Restricted Subsidiaries, and such items are exclusively owned by the Borrower or a Restricted Subsidiary, and (ii) all registrations and applications listed in Schedule 12(a) or 12(b) to the Perfection Certificate dated the Closing Date are valid and in full force and effect, as applicable.

(e) No Violations or Proceedings. To the knowledge of the Borrower, and except as would not reasonably be expected to result in a Material Adverse Effect, on and as of the Closing Date, there is no violation by others of any right of any Loan Party with respect to any Intellectual Property pledged by it under the name of such Loan Party except as may be set forth on Schedule 4.21(e).

4.22	[Intentionally Deleted].

4.23	[Intentionally Deleted].

4.24	Location of Collateral.

Except as set forth in Schedule 2(e) of the Perfection Certificate, the Collateral of the Loan Parties and their Subsidiaries is located only at, or in transit between, the jurisdictions identified on Schedule 2(a), 2(b), 2(c) and 2(d) to the Perfection Certificate (as such schedule may be updated by a Perfection Certificate Supplement delivered pursuant to this Agreement).

4.25	[Intentionally Deleted].

4.26	Other Documents.

Neither the Borrower nor any of its Restricted Subsidiaries is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Indebtedness, or any other agreement or instrument to which it is a party or by which it or any of its property is or may be bound, where such default, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default.

4.27	Immaterial Subsidiaries.

As of the Closing Date, no Immaterial Subsidiaries exist. At all times, no Immaterial Subsidiary (a) owns any assets (other than assets of a de minimis nature), (b) has any liabilities (other than liabilities of a de minimis nature), or (c) engages in any business activity.

5.	AFFIRMATIVE COVENANTS.

Each of Parent and each of the Loan Parties covenants and agrees that, until the termination of all of the Commitments and payment in full of the Obligations:

5.1	Financial Statements, Reports, Certificates.

The Borrower (a) will deliver to Agent, with copies to each Lender, each of the financial statements, reports, and other items set forth on Schedule 5.1 to this Agreement no later than the times specified therein, (b) agree that no Subsidiary of a Loan Party will have a fiscal year different from that of Parent and the Borrower, and (c) agree to maintain a system of accounting that enables the Borrower to produce financial statements in accordance with IFRS.

5.2	[Intentionally Deleted].

5.3	Existence.

Except as otherwise permitted under Section 6.3 or Section 6.4, each Loan Party will, and will cause each of its Restricted Subsidiaries to, at all times preserve and keep in full force and effect such Person’s valid existence and good standing in its jurisdiction of organization and, except as could not reasonably be expected to result in a Material Adverse Effect, good standing with respect to all other jurisdictions in which it is qualified to do business and any rights, franchises, permits, licenses, accreditations, authorizations, or other approvals material to their businesses.

5.4	Maintenance of Properties.

Each Loan Party will, and will cause each of its Restricted Subsidiaries to, maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear, casualty, and condemnation and Permitted Dispositions and any Asset Disposition consummated in compliance with Section 6.4 excepted (and except where the failure to so maintain and preserve assets could not reasonably be expected to result in a Material Adverse Effect). With respect to each Lease, the respective Loan Party shall perform all the obligations imposed upon it by the landlord under such Lease and enforce all of the tenant’s obligations thereunder, except where the failure to so perform or enforce, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

5.5	Taxes.

Each of Parent and the Borrower will pay and discharge, and will cause each of its Restricted Subsidiaries to pay and discharge, all Taxes and Priority Claims imposed upon it or upon its income or profits in respect of its business or upon any properties belonging to it, prior to the date on which penalties attach thereto, and file all Tax Returns in respect thereof, and pay and discharge all lawful claims which, if unpaid, might become a Lien or charge upon any properties of Parent, the Borrower or any of its Restricted Subsidiaries not otherwise permitted under Section 6.2; provided that neither Parent, the Borrower nor any of their Restricted Subsidiaries shall be required to pay any such Tax which is being contested in good faith and by proper proceedings and for which Parent, the Borrower or such Restricted Subsidiary, as applicable has maintained adequate reserves with respect thereto in accordance with GAAP and such non-payment does not give rise to a Priority Claim.

5.6	Insurance.

(a) Generally. Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, the Borrower will, and will cause each of its Restricted Subsidiaries to, keep its insurable property adequately insured at all times by financially sound and reputable insurers and maintain such other insurance, to such extent and against such risks as is customary with companies in the same or similar businesses operating in the same or similar locations, including insurance with respect to Mortgaged Properties and other properties material to the business of the Borrower and its Restricted Subsidiaries against such casualties and contingencies and of such types and in such amounts with such deductibles as is customary in the case of similar businesses operating in the same or similar locations, including (i) physical hazard insurance on an “all risk” basis, (ii) commercial general liability against claims for bodily injury, death or property damage covering any and all insurable claims, (iii) explosion insurance in respect of any boilers, machinery or similar apparatus constituting Collateral, (iv) business interruption insurance and (v) such other insurance as may be required by any Applicable Law; provided that with respect to physical hazard insurance, neither the Agent nor the Borrower or any of its Restricted Subsidiaries shall agree to the adjustment of any claim thereunder without the consent of the other (such consent not to be unreasonably withheld or delayed); provided, further, that the consent of neither the Borrower nor any of its Restricted Subsidiaries shall be required during an Event of Default.

(b) Requirements of Insurance. All such insurance shall (i) provide that no cancellation, material reduction in amount or material change in coverage thereof shall be effective until at least 30 days (or 10 days in the case of the failure to pay any premiums thereunder) after receipt by the Agent of written notice thereof and (ii) name the Agent as mortgagee (in the case of property insurance) or additional insured on behalf of the Secured Parties (in the case of liability insurance) or lender loss payee (in the case of property insurance), as applicable.

(c) Broker’s Report. The Borrower shall deliver to the Agent and the Lenders a report of a reputable insurance broker with respect to such insurance and such supplemental reports with respect thereto as the Agent may from time to time reasonably request.

(d) Mortgaged Properties. No Loan Party that is a holder of Mortgaged Property shall take any action that is reasonably likely to be the basis for termination, revocation or denial of any insurance coverage required to be maintained under such Loan Party’s respective Mortgage or that could be the basis for a defense to any claim under any Insurance Policy maintained in respect of the Premises, and the Borrower shall otherwise comply in all material respects with all insurance requirements under this Agreement in respect of the Premises; provided, however, that each Loan Party may, at its own expense and after written notice to the Agent, (i) contest the applicability or enforceability of any such insurance requirements by appropriate legal proceedings, the prosecution of which does not constitute a basis for cancellation or revocation of any insurance coverage required under this Section 5.6 or (ii) cause the Insurance Policy containing any such insurance requirement to be replaced by a new policy complying with the provisions of this Section 5.6.

(e) Flood Insurance. If at any time the area in which any Real Property that is subject to a Mortgage is located is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), obtain flood insurance in such total amount and on terms that are reasonably satisfactory to Agent and all Lenders from time to time, and otherwise comply with the Flood Laws or as is otherwise reasonably satisfactory to Agent and all Lenders.

5.7	Books; Inspection; Appraisals.

The Borrower will, and will cause each of its Restricted Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in conformity with all Applicable Laws shall be made of all dealings and transactions in relation to its business and activities in order to permit the preparation of financial statements in conformity with IFRS. The Borrower will, and will cause each of its Restricted Subsidiaries to, permit officers and designated representatives of the Agent or any Lender to visit and inspect, under guidance of officers of the Borrower or such Restricted Subsidiary, any of the properties of the Borrower or such Restricted Subsidiary, and to examine the books of account of the Borrower or such Restricted Subsidiary and discuss the affairs, finances and accounts of the Borrower or such Restricted Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all upon reasonable prior notice and at such reasonable times and intervals and to such reasonable extent as the Agent or any such Lender may reasonably request.

5.8	Compliance with Laws.

Each Loan Party will, and will cause each of its Restricted Subsidiaries to, comply with the requirements of all applicable laws, rules, regulations, and orders of any Governmental Authority, other than laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.9	Environmental.

Each Loan Party will, and will cause each of its Subsidiaries to:

(a) Except where failure to do so will not reasonably be expected to have a Material Adverse Effect, to comply, with all Environmental Laws; obtain and renew all Environmental Permits applicable to its business facilities, operations and Real Property; and conduct all Responses required by, and in accordance with, Environmental Laws which, if not so conducted, could reasonably be expected to result in the creation of any Lien in favor of any Governmental Authority for (i) liability under Environmental Laws or (ii) damages arising from, or costs incurred by, such Governmental Authority in response to a Release or threatened Release of any Hazardous Material into the Environment; provided that neither the Borrower, nor any of its Subsidiaries shall be required to undertake any Response to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with IFRS.

(b) If an Event of Default that results in the Release of Hazardous Materials or is otherwise a breach of Section 5.9(a) shall have occurred and be continuing for more than 45 days, at the written request of the Agent or the Required Lenders through the Agent, the Borrower or any of its Subsidiaries shall provide to the Lenders within 90 days after such request (or such longer period as may be agreed by the Agent in its sole discretion), at the expense of the Borrower, a report, prepared by a reputable environmental consulting firm reasonably acceptable to the Agent with respect to each Mortgaged Property with respect to which a breach of Section 5.9(a) has occurred, describing the Release of Hazardous Materials or such breach and any related adverse impacts, and the estimated cost of any Response that may be required pursuant to Environmental Laws to address such Release or such breach and related adverse impacts.

5.10	Disclosure Updates.

Each Loan Party will, promptly and in no event later than five Business Days after obtaining knowledge thereof, notify Agent if any written information, exhibit, or report furnished to Agent or the Lenders contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made. The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto.

5.11	Acquisition of Subsidiaries.

Each Loan Party will, at the time that any Loan Party forms any direct or indirect Subsidiary, acquires any direct or indirect Subsidiary after the Closing Date, within thirty days of such event (or such later date as permitted by Agent in its sole discretion) (a) unless such Subsidiary is an Excluded Subsidiary or an Unrestricted Subsidiary, cause such new Subsidiary (i) to provide to Agent a Guarantee, and (ii) to provide to Agent a joinder(s) to the Security Documents, in each case, comply with the requirements set forth in clause (a) of the definition of “Collateral and Guarantee Requirement” necessary to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such Security Document in accordance with the Collateral and Guarantee Requirement. Any document, agreement, or instrument executed or issued pursuant to this Section 5.11 shall constitute a Loan Document.

5.12	Further Assurances.

(a) Each Loan Party will, and will cause each of the other Loan Parties to, at any time upon the reasonable request of Agent, execute or deliver to Agent any and all financing statements, fixture filings, security agreements, pledges, assignments, mortgages, deeds of trust, opinions of counsel, and all other documents that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent’s Liens in all of the assets of each of the Loan Parties (whether now owned or hereafter arising or acquired, tangible or intangible, real or personal) (other than any Excluded Assets), and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents all in accordance with the Collateral and Guarantee Requirements and in any event within 30 days after the acquisition thereof (or such longer period as the Agent may agree in its sole discretion).

(b) Subject to the terms of each Acceptable Intercreditor Agreement then extant, the Borrower will, and will cause each other Loan Party to, with respect to any Person that is or becomes (or is required to become) a Subsidiary Guarantor after the Closing Date, promptly (and in any event within 30 days after such Person becomes a Subsidiary (or such longer period as the Agent may agree in its sole discretion)), cause such Loan Party and such Person (other than an Excluded Subsidiary) to comply with the requirements set forth in clause (a) of the definition of “Collateral and Guarantee Requirement” necessary to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such Security Document in accordance with the Collateral and Guarantee Requirement.

(c) Subject to the terms of each Acceptable Intercreditor Agreement then extant, the Borrower will, and will cause each other Loan Party to, promptly upon the reasonable request of the Agent, or any Lender, at the Loan Parties’ expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Security Documents or otherwise deemed by the Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby subject to no other Liens except Permitted Liens, or obtain any consents or waivers as may be necessary or appropriate in connection therewith and deliver or cause to be delivered to the Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Agent, as it shall reasonably deem necessary to perfect or maintain the Liens on the Collateral pursuant to the Security Documents. Upon the exercise following an Event of Default by the Agent or any Lender of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority, execute and deliver all applications, certifications, instruments and other documents and papers that the Agent, the Agent or such Lender may require. If the Agent or the Required Lenders reasonably determine that they are required by a Applicable Law to have additional appraisals prepared in respect of the Real Property of any Loan Party (other than Parent) constituting Collateral, the Borrower shall provide to the Agent appraisals that satisfy the applicable requirements of (i) the Real Estate Appraisal Reform Amendments of FIRREA (for Real Property located in the United States), (ii) the Appraisal Institute of Canada (for Real Property located in Canada) or (iii) any successor equivalent of (i) and (ii), and are otherwise in form and substance satisfactory to the Agent, acting reasonably.

(d) In furtherance of, and not in limitation of, the foregoing, each Loan Party shall take such actions as Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of the Loan Parties, including all of the outstanding capital Equity Interests of each Loan Party and its Subsidiaries (in each case, other than with respect to any Excluded Assets). Notwithstanding anything to the contrary contained herein (including Section 5.11 hereof and this Section 5.12) or in any other Loan Document, Agent shall not accept delivery of any joinder to any Loan Document with respect to any Subsidiary of any Loan Party that is not a Loan Party, if such Subsidiary that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation unless such Subsidiary has delivered a Beneficial Ownership Certification in relation to such Subsidiary and Agent has completed its Patriot Act searches, OFAC/PEP searches and customary individual background checks for such Subsidiary, the results of which shall be satisfactory to Agent.

(e) The Loan Parties will within 90 days of the acquisition of any Material Real Estate Asset (as such period may be extended in the sole discretion of the Agent) owned in fee simple by such Loan Party as is acquired by such Loan Party after the Closing Date or leased by a Loan Party after the Closing Date, comply with the requirements set forth in clause (b) of the definition of “Collateral and Guarantee Requirement” to create a valid and enforceable perfected Lien on such Material Real Estate Asset in favor of the Agent, for its benefit and the benefit of the Secured Parties, subject only to Permitted Liens.

(f) If any Lender determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any State thereof, such Lender may notify the Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender or Secured Party.

5.13	Lender Calls.

At the request of the Agent, the Borrower will within 10 days after the date of the delivery (or, if later, required delivery) of the quarterly and annual financial information pursuant to Section 5.1, hold a conference call or teleconference, at a time selected by the Borrower with such of the Lenders that choose to participate, to review the financial results of the previous Fiscal Quarter or Fiscal Year, as the case may be, and the financial condition of the Borrower and its Restricted Subsidiaries and the budgets presented for the current Fiscal Year of the Borrower and its Restricted Subsidiaries.

5.14	Location of Collateral; Chief Executive Office.

Parent and the Borrower will not, and will not permit any other Loan Party to, effect any change (i) in any Loan Party’s legal name, (ii) in the location of any Loan Party’s chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility), (iii) in any Loan Party’s identity or organizational structure, (iv) in any Loan Party’s Federal Taxpayer Identification Number or organizational identification number, if any, or (v) in any Loan Party’s jurisdiction of organization (in each case, including by merging or amalgamating with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction), until (A) it shall have given the Agent five Business Days’ prior written notice of its intention so to do, clearly describing such change and providing such other information in connection therewith as the Agent may reasonably request and (B) it shall have taken all action reasonably requested by the Agent to maintain the perfection and priority of the security interest of the Agent for the benefit of the Secured Parties in the Collateral, if applicable. Each Loan Party agrees to promptly provide the Agent with certified Organizational Documents reflecting any of the changes described in the preceding sentence. Each Loan Party also agrees to promptly notify the Agent of any change in the location of any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral is located (including the establishment of any such new office or facility), other than changes in location to a Mortgaged Property or a leased property subject to a Collateral Access Agreement.

5.15	OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws.

Each Loan Party will, and will cause each of its Subsidiaries to comply with all Sanctions, Anti- Corruption Laws and Anti-Money Laundering Laws. Each of the Loan Parties and its Subsidiaries shall implement and maintain in effect policies and procedures reasonably designed to ensure compliance by the Loan Parties and their Subsidiaries and their respective directors, officers, employees, agents and Affiliates with Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Notwithstanding any other provision of this Section, no Canadian Loan Party shall be required to comply with any Sanctions, or shall be restricted from engaging in any transaction, in each case, to the extent that such compliance or restriction would breach the Foreign Extraterritorial Measures Act (Canada).

5.16	[Intentionally Deleted].

5.17	Designation of Restricted and Unrestricted Subsidiaries.

The Borrower may designate (or re-designate) any Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary if that designation would not cause an Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, then, such designation will be deemed to be an Investment by the Borrower therein made as of the time of the designation in an amount equal to the portion of the Fair Market Value of the net assets of such Subsidiary attributable to the Borrower’s equity interest therein as estimated by the Borrower in good faith, and will reduce the amount available for Distributions under Section 6.7 or under the definition of Permitted Investments, as determined by the Borrower, in an amount equal to such deemed Investment. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Borrower; provided that such designation will be deemed to be an incurrence of Liens and Indebtedness by a Restricted Subsidiary of the Borrower of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Liens and Indebtedness are permitted under Sections 6.1 and 6.2, in each case, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period and (2) no Event of Default would be in existence following such designation. Any such designation by the Borrower shall be evidenced to the Agent by an officer’s certificate certifying that such designation complies with the preceding conditions.

5.18	Employee Benefits.

With respect to all Canadian Pension Plans and Plans, each Loan Party shall (a) comply in all material respects with the applicable provisions of its terms, the PBA, any other applicable Requirements of Law and with all applicable collective bargaining agreements, and (b) furnish to the Agent promptly (i) notice of a Canadian Pension Event; and (ii) copies of (y) the most recent Pension Valuation Reports; and (z) such other documents or reports or filings relating to any DB Plan as the Agent shall reasonably request. No Loan Party shall adopt, participate in, contribute to or have any liability (contingent or otherwise) with respect to, any ERISA Plan. No Loan Party shall adopt, participate in, contribute or have any liability (contingent or otherwise) relating to any DB Plan, other than the Wrap Pension Plan, Hourly Pension Plan or the Salaried Pension Plan.

5.19	Performance of Obligations.

The Borrower will, and will cause each of its Restricted Subsidiaries to, perform all of its obligations under the terms of each mortgage, indenture, security agreement, loan agreement or credit agreement and each other agreement, contract or instrument by which it is bound, except such non- performances as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Borrower will perform and observe in all material respects all the terms and provisions of each material contract necessary to execute the Business Plan.

5.20	Covenants for the Benefit of Canada.

[Redacted: Commercially Sensitive Information]

5.21	Use of Proceeds.

The Borrower shall use the proceeds of the Loan solely for payment of operating expenses, ordinary course business obligations and capital expenditures of the Borrower in each case in a manner consistent with the Business Plan.

6.	NEGATIVE COVENANTS.

Each of Parent (solely with respect to Section 6.13) and each Loan Party covenants and agrees that, until the termination of all of the Commitments and the payment in full of the Obligations:

6.1	Indebtedness.

Create, incur, assume or permit any Indebtedness to remain outstanding, other than Permitted Indebtedness; provided that, at the time of the incurrence of any Permitted Indebtedness and after giving effect to the incurrence of any Permitted Indebtedness and the use of the proceeds thereof, no Default or Event of Default shall have occurred and be continuing or would result therefrom.

6.2	Liens.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens.

6.3	Restrictions on Fundamental Changes.

Each Loan Party will not enter into any corporate (or other analogous) transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, liquidation, amalgamation, merger or otherwise whereby all or substantially all of its undertaking and assets would become the property of any other Person or, in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, or sell, lease or dispose of all or substantially all its assets, except for such transactions as are among (i) Loan Parties other than the Borrower, and (ii) subject to Section 6.11, Loan Parties and any Subsidiaries where a Loan Party is the surviving entity or where all of such assets are transferred to such Loan Party, if at the time of and immediately after giving effect to such transaction, (a) no Event of Default has occurred and be continuing, and (b) such Loan Party delivers such documents to the Agent as may be required by the Agent to confirm all of its Obligations under the Loan Documents and such other certificates and opinions as may be required by the Agent.

6.4	Disposal of Assets.

(a) Other than asset dispositions or transactions expressly permitted by Sections 6.3 or 6.9, each Loan Party will not, and will not permit any of its Restricted Subsidiaries to make any Asset Disposition, in respect of properties or assets with a Fair Market Value in excess of (i) with respect to any such single Asset Disposition, USD$5,000,000 and (ii) with respect to one or more such Asset Dispositions during any Fiscal Year period, USD$10,000,000 (such amounts in clauses (i) or (ii), the “Material Dispositions Thresholds”), unless, in each case:

(i) the Borrower or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the Fair Market Value (such Fair Market

Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition; and

(ii) with respect to all such transactions on an aggregate basis in any Fiscal Year, at least 75% of the consideration from such Asset Dispositions (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Borrower or such Restricted Subsidiary pursuant to this clause (ii) since the Closing Date (on a cumulative basis), as the case may be, is in the form of cash or Cash Equivalents.

For the purposes of clause (a)(ii) of this Section 6.4, the following will be deemed to be cash:

(1)

the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Borrower or a Restricted Subsidiary (other than Subordinated Indebtedness of the Borrower or a Guarantor or Indebtedness or liabilities incurred in contemplation of such Asset Disposition) and the release of the Borrower or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)

securities, notes or other obligations received by the Borrower or any Restricted Subsidiary of the Borrower from the transferee (including earn-outs or similar obligations) that are converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Disposition;

(3)

Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Borrower and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Borrower (other than Subordinated Indebtedness) received after the Closing Date from Persons who are not the Borrower or any Restricted Subsidiary;

(5)	the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Asset Disposition; and

(6)

with respect to disposed assets that are not Collateral, any Designated Non-Cash Consideration received in respect of such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (6) and that is at that time outstanding, not in excess of USD$15,000,000.

(b) Notwithstanding any other provision of this Agreement, the Borrower will not, and will not permit any of its Restricted Subsidiaries to, dispose of, assign, encumber or pledge any of the Equity Interests in any of the Port Lease Entities without the consent of the Agent.

6.5	Nature of Business

The Borrower and its Restricted Subsidiaries will engage (directly or indirectly) only in the businesses which relate to the production or distribution of steel or the manufacturing of steel product

(including businesses such as mining) in which the Borrower and its Subsidiaries are engaged or planning to be engaged as of the Closing Date, or businesses reasonably ancillary thereto.

6.6	Restricted Debt Prepayments.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, make any payments with respect to any Indebtedness (a “Restricted Debt Payment”), other than, in the case of Arm’s Length Indebtedness only and subject to the Acceptable Intercreditor Agreement: (i) mandatory or scheduled amortization and other mandatory principal payments of Existing Debt in accordance with the terms of the Existing Debt Documents evidencing such Indebtedness as in effect on the Closing Date (or documents entered into in accordance with Permitted Refinancing Indebtedness), subject to the restriction on use of proceeds of Borrowings set out in Section 6.11, (ii) payments of interest in accordance with the terms of the relevant Existing Debt Document evidencing such Indebtedness as in effect on the Closing Date (or documents entered into in accordance with Permitted Refinancing Indebtedness) (other than interest that has the option of being paid in kind, which the applicable Loan Party or Subsidiary shall elect) and (iii) any Permitted Refinancing Indebtedness with respect to Existing Debt.

6.7	Distributions.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, make any Distributions other than Permitted Distributions (subject to the restriction on use of proceeds of Borrowings set out in Section 6.11); provided that, no Distributions shall be paid by the Loan Parties if a Default or an Event of Default has occurred and is continuing or if the making of any such Distribution would cause a Default or Event of Default to occur.

6.8	Accounting Methods/End of Fiscal Year.

Subject to Section 1.2, each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, modify or change its Fiscal Year-end from December 31, or its method of accounting (other than as may be required to conform to IFRS); provided that the Borrower may, upon written notice to the Agent, change its Fiscal Year-end to another date reasonably acceptable to the Agent, in which case the Borrower and the Agent will, and are hereby authorized to (without requiring the consent of any other Person, including any Lender), make any adjustments to this Agreement that are necessary to reflect such change in Fiscal Year.

6.9	Acquisitions and Investments.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make or acquire any Acquisitions or Investments other than (i) Acquisitions or Investments paid for solely by proceeds of Equity Interests and provided that any acquired entity is not merged, amalgamated or otherwise combined with the Borrower or any Loan Party except as set out in Section 6.3, (ii) Acquisitions or Investments consistent with the Business Plan and inclusive of associated, ancillary and supporting infrastructure, utilities, and systems and any related facilities necessary for its operation or any entities that hold such investments, in each case subject to the restriction on use of proceeds of Borrowings set out in Section 6.11 and (iii) investments between Loan Parties.

6.10	Transactions with Affiliates.

The Borrower will not, and will not permit any of its Restricted Subsidiaries to, enter into any transaction, contract or agreement with, or for the benefit of any Person not dealing at Arm’s Length with the Loan Parties (other than another Loan Party) unless such transaction is on terms that are not materially less favorable to the applicable Loan Party than the terms would be of any substantially similar Arm’s Length transaction, provided that the foregoing shall not apply to (a)(x) any Distribution, Restricted Debt Payment or Investment permitted to be made pursuant to this Agreement, (y) transactions among the Borrower and its Subsidiaries in connection with payments in respect of the New PortLP Payments Amount and the New PortLP Leases and (z) any transactions constituting any part of a Permitted Reorganization, or (b) customary compensation, benefit, reimbursement, indemnity and employment arrangements for or with directors, officers and employees of the Borrower and its Restricted Subsidiaries (to the extent not otherwise prohibited by the Loan Program Agreement).

6.11	Use of Proceeds.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to use any part of the proceeds of any Loan made hereunder: (i) to repay any principal amount of or otherwise repay or refinance any Existing Debt, including, for certainty, any Intercompany Debt or other Indebtedness owing to a Loan Party’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates; (ii) to provide financial assistance to any other Person other than a Canadian or United States Subsidiary and for which the intended use is consistent with the Business Plan, so long as such Subsidiary is a Subsidiary Guarantor; (iii) to transfer any proceeds outside of Canada for any purpose (except for (A) ordinary course purchases of goods and services on Arm’s Length commercial terms in connection with the operation of the Borrower’s business in the ordinary course, (B) payment of United States tariffs and (C) amounts transferred to United States Subsidiaries so long as such Subsidiary is a Subsidiary Guarantor, which, in each case (A), (B) and (C), are consistent with the Business Plan); (iv) to make any payments with respect to or otherwise invest in any existing or new capital projects, except for those consistent with the Business Plan provided to and approved by the Agent; or (v) to make any Acquisition.

6.12	No Material Deviations from Business Plan.

Make or initiate any change to its business or operations that would result in a material deviation from the Business Plan except as reflected in a revised version of the Business Plan (and if applicable, the Cash Flow Forecast) that has received prior written approval by the Agent, acting reasonably. For greater certainty, the Borrower shall not amend, modify, supplement, replace or otherwise revise the Business Plan in any material respect without the prior written consent of the Agent, acting reasonably. Any proposed revision to the Business Plan (and, if applicable, the Cash Flow Forecast) shall be prepared by the Borrower’s management in good faith, based on assumptions believed by management to be reasonable and on a basis consistent with the then-current operating circumstances and prospects for continuing as a going concern in a tariff and countermeasure economic environment.

6.13	Parent as Holding Company.

Parent shall not (A) conduct, transfer or otherwise engage in any material business or operations; provided that the following and any activities incidental to the following shall be permitted: (i) direct or indirect ownership of all of the Equity Interests in, and management of, the Borrower, (ii) action required by law to maintain its existence, (iii) performance of its obligations under this Agreement, the other Loan Documents, any Term Loan Facility, the CapEx Facilities and other agreements contemplated hereby or thereby or other debt, and (iv) the undertaking of any Permitted Reorganization transaction permitted under this Agreement, the payment of dividends and distributions permitted to be made under this Agreement, the making of contributions to the capital of the Borrower, the incurrence of obligations in respect of Parent Entity Expenses or any Related Taxes, the incurrence of Indebtedness permitted to be incurred under this Agreement by Parent, or the Guarantee of the Indebtedness permitted to be incurred by the Borrower or any Restricted Subsidiary of Parent under this Agreement (including operating and equipment leases that are not considered to be Indebtedness) or (B) directly or indirectly, create, incur or permit to exist any Lien on its assets or property that secures obligations under any Indebtedness for borrowed money or any related guarantee on any of its assets or property unless the Guarantee of the Loans is equally and ratably secured with (or on a senior basis to, in the case such Lien secures any Subordinated Indebtedness) the obligations secured by such Lien until such time as such obligations are no longer secured by a Lien; provided that, the foregoing shall not prohibit the incurrence by Parent of Indebtedness in respect of (i) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by Parent, the Borrower or a Restricted Subsidiary or relating to liabilities, obligations or guarantees incurred, in each case, in the ordinary course of business, (ii) the honoring by a bank or other financial institution of a cheque, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence; (iii) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (iv) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations incurred, in each case, in the ordinary course of business and (v) any customary cash management, cash pooling or netting or setting off arrangements, in each case, in the ordinary course of business.

6.14	DB Plans; ERISA Plans.

No Loan Party shall: (a) amend any Canadian Pension Plan where doing so would reasonably be expected to create a material liability to a Loan Party; (b) cause a Canadian Pension Event to occur; or (c) incur or assume any liabilities under any DB Plan (i) pursuant to a Permitted Acquisition, or (ii) through a Loan Party participating in, contributing to, or assuming any liability (contingent or otherwise) under a DB Plan other than the WRAP Pension Plan, the Hourly Pension Plan or the Salaried Pension Plan. The Borrower shall not cease to be the “employer” as such term is defined the PBA, for the purposes of the DB Plans. No Loan Party nor any ERISA Affiliate will maintain or contribute to (or have an obligation to contribute to) an ERISA Plan.

7.	FINANCIAL COVENANT.

During any period in which the Borrower is required to test its financial covenant at Article 7 of the ABL Credit Agreement (as in effect as of the Closing Date) (the “Covenant Testing Period”), the Borrower shall not permit (i) the Fixed Charge Coverage Ratio for the most recently ended four-Fiscal Quarter period prior to the beginning of such Covenant Testing Period for which financial statements have been delivered pursuant to Section 5.1 (Schedule 5.1 paragraphs (a) and (b)) to be less than 1.00:1.00 and (ii) the Fixed Charge Coverage Ratio for any four-Fiscal Quarter period for which financial statements are required to be delivered pursuant to Section 5.1 (Schedule 5.1 paragraphs (a) and (b)) during such Covenant Testing Period to be less than 1.00:1.00 (collectively, the “Financial Covenant”), provided that such Financial Covenant may be deemed to be amended or waived if and when the equivalent financial covenant at Article 7 of the ABL Credit Agreement is so amended or waived, so long as the Agent has received prior written notice five (5) Business Days in advance (or such shorter period as may be agreed by the Agent) of such proposed amendment or waiver.

8.	EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an “Event of Default”) under this Agreement:

8.1	Payments.

If the Borrower fails to pay when due and payable, or when declared due and payable, (a) all or any portion of the Obligations consisting of interest, fees, or charges due the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), and such failure continues for a period of three Business Days, or (b) all or any portion of the principal of the Loans;

8.2	Covenants.

If any Loan Party:

(a) fails to perform or observe any covenant or other agreement contained in any of (i) Section 5.1 (provided that (x) the delivery of a notice of an Event of Default at any time or (y) the curing of the underlying Default or Event of Default with respect to which notice is required to be given will, in each case, cure an Event of Default arising from the failure to timely deliver such notice of Event of Default, as applicable), (ii) Section 5.16 for a period of five consecutive Business Days, (iii) Section 5.3 (solely if any Loan Party is not in good standing in its jurisdiction of organization), (iv) Section 6 of this Agreement, or (v) Section 7 of this Agreement;

(b) fails to perform or observe any covenant or other agreement contained in any of Sections 5.3 or 5.15 (other than if any Loan Party is not in good standing in its jurisdiction of organization), of this Agreement and such failure continues for a period of ten days after the earlier of (i) the date on which such failure shall first become known to any officer of any Loan Party, or (ii) the date on which written notice thereof is given to Loan Parties by Agent; or

(c) fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Section 8 (in which event such other provision of this Section 8 shall govern), and such failure continues for a period of thirty days after the earlier of (i) the date on which such failure shall first become known to any officer of any Loan Party, or (ii) the date on which written notice thereof is given to Loan Parties by Agent;

8.3	Judgments.

If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of the Threshold Amount, or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered against a Loan Party or any of its Restricted Subsidiaries, and either (a) there is a period of sixty consecutive days at any time after the entry of any such judgment, order, or award during which (i) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (ii) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

8.4	Voluntary Bankruptcy, etc.

If an Insolvency Proceeding is commenced by a Loan Party or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary);

8.5	Involuntary Bankruptcy, etc.

If an Insolvency Proceeding is commenced against a Loan Party or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) and any of the following events occur: (a) such Loan Party or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not dismissed within sixty calendar days of the date of the filing thereof, (c) an interim trustee, receiver, controller, receiver-manager, trustee, monitor, custodian or similar official is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party or its Subsidiary, or (d) an order for relief shall have been issued or entered therein;

8.6	Default Under Other Agreements.

If there is a default (a) in one or more agreements to which a Loan Party or any of its Restricted Subsidiaries is a party with one or more third Persons relative to a Loan Party’s or any of its Restricted Subsidiaries’ Indebtedness involving an aggregate amount in excess of the Threshold Amount, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party’s or its Restricted Subsidiary’s obligations thereunder or (b) under the CEEFC Credit Facilities or the Senior Debt Facilities;

8.7	Representations, etc.

If any warranty, representation, certificate or statement made herein or in any other Loan Document or in any certificate delivered in writing to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof (it being understood and agreed that any breach of representation, warranty, statement or certification resulting from the failure of the Agent to file any Uniform Commercial Code continuation statement (or other similar statement under the PPSA or any other applicable jurisdiction) shall not result in an Event of Default under this clause 8.7 or any other provision of any Loan Document);

8.8	Guarantee.

If any Guarantee of the Obligations or any provision thereof shall cease to be in full force or effect as to any Guarantor (except as a result of a release of any Subsidiary Guarantor in accordance with the terms thereof), or any Guarantor or any Person acting for or on behalf of such Guarantor shall deny or disaffirm such Guarantor’s obligations under such Guarantee of the Obligations, or any Guarantor shall default in the due performance or observance of any material term, covenant or agreement on its part to be performed or observed pursuant to such Guarantee;

8.9	Security Documents.

Any of the Security Documents shall cease to be in full force and effect, or shall cease to give the Agent for the benefit of the Secured Parties the Liens, rights, powers and privileges purported to be created thereby (including a perfected security interest and charge in, and Lien on, all of the Collateral, in favor of the Agent with the Lien priority contemplated by the Loan Documents) (in each case other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the occurrence of the Termination Date or any other termination of such Security Document in accordance with the terms thereof) and subject to no other Liens (except as permitted by Section 6.2), or any Loan Party shall default in the due performance or observance of any material term, covenant or agreement on its part to be performed or observed pursuant to any such Security Document and such default shall continue beyond the period of grace, if any, specifically applicable thereto pursuant to the terms of such Security Document;

8.10	Loan Documents.

The validity or enforceability of any material provision of the Loan Documents, taken as a whole, shall at any time and for any reason other than as expressly permitted hereunder or thereunder or the satisfaction in full of all the Obligations ceases to be in full force and effect; or a Loan Party contests in writing the validity or enforceability of the Loan Documents, taken as a whole, or a Loan Party denies in writing that it has any or further liability or obligation under the Loan Documents to which it is a party, taken as a whole, or purports in writing to revoke or rescind the Loan Documents, taken as a whole (in each case, other than by reason of a release of Collateral or any Guarantee in accordance with the terms hereof or thereof, the occurrence of the Termination Date or any other termination of such Loan Document in accordance with the terms thereof);

8.11	Change of Control.

A Change of Control shall occur; or

8.12	Intercreditor.

The ABL Intercreditor Agreement or any other Acceptable Intercreditor Agreement then extant, or any provision of the foregoing shall cease to be in full force or effect (except in accordance with their terms).

9.	RIGHTS AND REMEDIES.

9.1	Rights and Remedies.

Upon the occurrence and during the continuation of an Event of Default, Agent may, and, at the instruction of the Required Lenders, shall, in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a) by written notice to the Borrower, declare the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable and the Borrower and each Loan Party shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by each Loan Party;

(b) by written notice to the Borrower, declare the Commitments terminated, whereupon the Commitments shall immediately be terminated together with any obligation of any Lender to make Loans; and

(c) exercise all other rights and remedies available to Agent or the Lenders under the Loan Documents, under applicable law, or in equity.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8.4 or Section 8.5, in addition to the remedies set forth above, without any notice to the Borrower or any other Person or any act by the Lender Group, the Commitments shall automatically terminate and the Obligations, inclusive of the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents, shall automatically become and be immediately due and payable and the Borrower and each Loan Party shall automatically be obligated to repay all of such Obligations in full, without presentment, demand, protest, or notice or other requirements of any kind, all of which are expressly waived by the Loan Parties.

9.2	Remedies Cumulative.

The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Default or Event of Default shall be deemed a continuing waiver. No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.

9.3	Equity Cure Right.

(a) Notwithstanding anything to the contrary in this Agreement (including Article 8), if the Borrower reasonably expects to fail (or has failed) to comply with the Financial Covenant for any Fiscal Quarter, the Borrower shall have the right (the “Cure Right”) to issue Equity Interests for cash or otherwise receive cash contributions in respect of Equity Interests (the “Cure Amount”), and thereupon the Borrower’s compliance with the Financial Covenant shall be recalculated giving effect to the following pro forma adjustment: Consolidated EBITDA shall be increased (notwithstanding the absence of a related addback in the definition of “Consolidated EBITDA”), solely for the purpose of determining compliance with the Financial Covenant as of the end of such Fiscal Quarter in which the Cure Amount is so received by the Borrower and for applicable subsequent periods which include such Fiscal Quarter, by an amount equal to the Cure Amount. If, after giving effect to the foregoing recalculation (but not, for the avoidance of doubt, except as expressly set forth below, taking into account any immediate repayment of Indebtedness in connection therewith), the requirements of the Financial Covenant would be satisfied, then the requirements of the Financial Covenant shall be deemed satisfied as of the end of the relevant Fiscal Quarter with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Financial Covenant that had occurred (or would have occurred) shall be deemed cured for the purposes of this Agreement; provided that (i) no more than five (5) Cure Rights may be exercised from the Closing Date to the Maturity Date; (ii) no more than two Cure Rights may be exercised during any period of four consecutive Fiscal Quarters; (iii) no Cure Amount shall exceed the amount necessary to cause compliance with the Financial Covenant for the immediately preceding Fiscal Quarter and the period then ended; (iv) the Cure Amount is actually received by the Borrower at any time during such Fiscal Quarter or thereafter until the date that is 10 Business Days after the later of (x) the commencement of the applicable Covenant Testing Period and (y) the date on which financial statements for such Fiscal Quarter (or Fiscal Year as applicable) are required to be delivered pursuant to Section 5.1, as applicable (the “Cure Expiration Date”); (v) such Cure Amount shall be added to Consolidated EBITDA solely for purposes of determining compliance with the Financial Covenant for such Fiscal Quarter as described above and not for any other purpose under this Agreement (including not for the any calculations testing pro forma compliance with the Financial Covenant (whether in connection with the Payment Conditions or otherwise)) or the Consolidated Total Leverage Ratio, and shall not result in any adjustment to any amounts including the amount of Indebtedness (directly or by way of netting (except to the extent that such proceeds are actually applied to repay such Indebtedness)) and disregarded for purposes of determining the amount of any covenant basket; and (vi) no Lender shall be required to make any credit extension hereunder if an Event of Default under the Financial Covenant has occurred and is continuing unless and until the Cure Amount is actually received by the Borrower on or prior to the applicable Cure Expiration Date.

(b) Upon receipt by the Agent of written notice, on or prior to the Cure Expiration Date, that the Borrower intends to use the Cure Right in respect of a Fiscal Quarter (a “Cure Notice”) and until the Cure Expiration Date to which such Cure Notice relates, no Agent (nor any sub-agent therefor) nor any Lender or other Secured Party may exercise any rights to foreclosure on or take possession of the Collateral or any other right or remedy under any Loan Document (except as set forth in Section 9.3(a) above) on the basis of any actual or purported Event of Default with respect to the Financial Covenant until and unless the Cure Expiration Date has occurred without the Cure Amount having been received and designated by the Borrower.

(c) Upon receipt by the Borrower of the Net Cash Proceeds of any capital contribution referred to in Section 9.3(a), the Borrower shall then be in compliance with the Financial Covenant, the Borrower shall be deemed to have satisfied the requirements of such covenants as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable Event of Default with respect to any such covenant that had occurred shall be deemed cured for all purposes of this Agreement and the other Loan Documents.

10.	WAIVERS; INDEMNIFICATION.

10.1	Demand; Protest; etc.

The Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group on which the Borrower may in any way be liable.

10.2	The Lender Group’s Liability for Collateral.

Each Borrower hereby agrees that: (a) so long as Agent complies with its obligations, if any, under the Code, the Lender Group shall not in any way or manner be liable or responsible for: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by the Loan Parties.

10.3	Indemnification.

Each Loan Party shall pay, indemnify, defend, and hold the Agent-Related Persons, the Lender-Related Persons, and each Participant and in relation to His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth, each of His ministers, servants, officials, advisors, agents and representatives (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery (provided, that the Borrower shall not be liable for costs and expenses (including attorneys’ fees) of any Lender (other than His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth) incurred in advising, structuring, drafting, reviewing, administering or syndicating the Loan Documents), enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Loan Parties’ and their Subsidiaries’ compliance with the terms of the Loan

Documents (provided, that the indemnification in this clause (a) shall not extend to (i) disputes solely between or among the Lenders that do not involve any acts or omissions of any Loan Party, or (ii) disputes solely between or among the Lenders and their respective Affiliates that do not involve any acts or omissions of any Loan Party; it being understood and agreed that the indemnification in this clause (a) shall extend to Agent (but not the Lenders unless the dispute involves an act or omission of a Loan Party) relative to disputes between or among Agent on the one hand, and one or more Lenders, or one or more of their Affiliates, on the other hand, or (iii) any claims for Taxes, which shall be governed by Section 16, other than Taxes which relate to primarily non-Tax claims), (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Loan Document, the making of any Loans or the use of the proceeds of the Loans provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, and (c) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any assets or properties owned, leased or operated by any Loan Party or any of its Subsidiaries or any Environmental Claims, Environmental Liabilities or Remedial Actions related in any way to any such assets or properties of any Loan Party or any of its Subsidiaries (each and all of the foregoing, the “Indemnified Liabilities”). The foregoing to the contrary notwithstanding, no Loan Party shall have any obligation to any Indemnified Person under this Section 10.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Indemnified Person or its officers, directors, employees, attorneys, or agents. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which the Loan Parties were required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by the Loan Party with respect thereto. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

11.	NOTICES.

Any notice or communication to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) the same at the mailing addresses set out below (or with respect to any Assignee pursuant to Section 13.1, to the mailing address provided by such Assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such Assignee) or by electronic communication (including email) to the parties at the email addresses set out below (or with respect to any Assignee pursuant to Section 13.1, to the email address provided by such Assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such Assignee). Any notice sent by electronic communication (including email) will be deemed to have been received on transmission if sent by any party to this Agreement before 4:00 p.m. (Toronto time) on a Business Day and, if not, on the next Business Day following transmission. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address or email address which, after such notification, until changed by like notice, will be the mailing address or email address, as the case may be, of such party for all purposes of this Agreement. In the case of notices or demands to any Loan Party or Agent, as the case may be, they shall be sent to the respective address set forth below:

If to any Loan Party, to such Loan Party in the care of the Borrower at:	[Redacted: Personal Information]

Attn: [Redacted: Personal Information] Email: [Redacted: Personal Information]

If to Agent:	[Redacted: Personal Information]

Attention: [Redacted: Personal Information] Email: [Redacted: Personal Information]

12.	CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a) THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO.

(b) THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE PROVINCE OF ONTARIO; PROVIDED, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH OF LOAN PARTIES AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c) TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A “CLAIM”). EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d) EACH LOAN PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS LOCATED IN THE PROVINCE OF ONTARIO, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS

AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e) NO CLAIM MAY BE MADE BY ANY LOAN PARTY AGAINST AGENT, ANY OTHER LENDER OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOSSES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH LOAN PARTY HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

13.	ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.1	Assignments and Participations.

(a)

Any Lender (an “Assignor”) may assign or transfer all or part of its rights in respect of the Loan and the Loan Documents to, and may have its corresponding obligations in respect thereof assumed by, any other Person (an “Assignee”) at such times and upon such terms as it may deem fit, provided that:

(i) if the Assignee is an Eligible Transferee or (ii) upon the occurrence of a Default or Event of Default that is continuing, in each case, no consent of the Borrower shall be required;

(ii) if the Assignee is not an Eligible Transferee, at any time prior to the occurrence of a Default or Event of Default that is continuing, the Borrower shall have provided its written consent to such assignment (which consent may not be unreasonably withheld), provided that if the Borrower fails to respond within ten (10) Business Days of the Borrower’s receipt of a request for such consent, the Borrower’s consent shall be deemed to have been provided;

(iii) in all cases, the Assignor, the Assignee and the Borrower (if the consent of the Borrower is required) shall enter into an assignment and assumption agreement (the “Assignment and Acceptance”), substantially in the form of Exhibit A-1, or otherwise in form and substance satisfactory to the Agent, the Assignor and the Borrower (if the consent of the Borrower is required), whereby, inter alia, the Assignee agrees to be bound by this Agreement and all Loan Documents relating to the obligations of the Lenders in the place and stead of the Assignor to the extent that the rights and obligations of the Assignor have been assigned to and assumed by the Assignee, and shall deliver a copy of the Assignment and Acceptance so executed to the Agent;

(iv) in all cases, the Assignor shall pay a processing fee of [Redacted: Fee Amount] to the Agent, except in the case of an assignment by a Lender to an Affiliate or any other Lender or, in the case of His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth, another Ministry or agency or His Majesty the King in right of Ontario;

(v) in all cases, upon execution of the Assignment and Acceptance by the Assignor, the Assignee, the Agent and (if the consent of the

Borrower is required) the Borrower, the assignment or transfer to the Assignee shall be effective upon the date provided in the Assignment and Acceptance, and the Assignee shall thereafter be and be treated as a Lender for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof to the extent of such benefits as are transferred to it by the Assignor and subject to the obligations of the Assignor to the same extent as if the Assignee were an original party in respect of the rights and obligations transferred to and assumed by it, and the Assignor in respect of such assignment shall be released and discharged accordingly, other than in respect of claims of the Borrower against the Assignor relating to events or circumstances arising prior to such assignment.

(b)

Any Lender (a “Grantor”) may grant participations in all or part of its rights and obligations in respect of its Commitment and the Loan Documents to any other Person (a “Participant”), at such times and upon such terms as it may deem fit, without any obligation to obtain any consent of the Borrower, provided in each case that:

(i) the Grantor shall remain fully liable for all of its obligations and responsibilities hereunder to the same extent as if such participation had not been granted; and

(ii) the Grantor shall administer the participation of the Participant and neither the Participant nor the Borrower shall have any rights against or obligations to, or deal directly with, each other in respect of the participation of the Participant.

(c)

The Borrower and each of the Lenders hereby consent to each and every assignment or transfer which may be made on or after the date hereof in accordance with the terms of this Section 13.1 and to the release and discharge of every Assignor provided for in clause (iv) thereof.

(d)

The Borrower hereby consents to the disclosure of any Confidential Information to any potential Lender or Participant, provided that the potential Lender or Participant agrees in writing to keep the Information confidential as required pursuant to Section 17.9 hereof and to return or destroy such Information if it does not become a Lender or a Participant.

(e)

The Agent will maintain at its address referred to herein a copy of each Assignment and Acceptance delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and each Lender’s Pro Rata Share of the outstanding Borrowings from time to time (the “Participant Register”). The entries in the Register will be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register will be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(f)

Notwithstanding anything to the contrary herein or in any other Loan Document, no Assignee or Participant shall be entitled to receive any greater payment under Section 2.13 or 16 than the applicable Assignor or, in the case of a Participant, the Lender granting the participation would have been entitled to receive had no such assignment or grant of participation occurred.

13.2	Successors.

This Agreement and the other Loan Documents will be binding upon and enure to the benefit of the parties hereto and thereto and their successors and any Assignee or transferee of some or all of the parties’ rights and obligations under this Agreement and the other Loan Documents as permitted under this Article 13. Neither the Borrower nor any other Loan Party shall assign or transfer all or any part of its rights or obligations under this Agreement or any other Loan Document without the prior written consent of all of the Lenders (which consent may be arbitrarily withheld).

14.	AMENDMENTS; WAIVERS.

14.1	Amendments and Waivers.

(a) Any consent, approval (including, without limitation, any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Required Lenders, or where required by Section 14.1(b) all of the Lenders (which instrument in writing, for greater certainty, may be delivered electronically).

(b) Notwithstanding Section 14.1(a), without the consent of all the Lenders, the Agent may not take the following actions:

(i) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Loan, reduce the fees or interest rates payable with respect to the Loan (other than fees payable only to the Agent pursuant to the Fee Letter which shall require only the consent of the Agent), extend any date fixed for payment of principal or interest relating to the Loan, extend the Maturity Date of the Loan, change the currency of Borrowings available or the notice periods relating thereto, or change the definition of Required Lenders;

(ii) release any Guarantees other than (i) concurrently with a release of any guarantee provided by such Guarantor with respect to any Senior Debt Facility or (ii) as may be required in order to give effect to a transaction that is permitted hereunder;

(iii) amend this Section 14.1; or

(iv) amend Section 2.4.

(c) An instrument in writing from the Required Lenders or, where applicable, all of the Lenders as provided for in this Section 14.1 (any such instrument in writing being an “Approval Instrument”) will be binding upon all of the Lenders. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Required Lenders or all of the Lenders, as the case may be, in any Approval Instrument; provided that, no Approval Instrument shall amend, modify or otherwise affect the rights or duties of the Agent or the Lenders, as the case may be.

(d) The Agent may, without the consent of any Lender or any Loan Party, make amendments to the Loan Documents that are for the sole purpose of curing any ambiguity, defect or inconsistency that is clerical or not material, but shall promptly notify the Lenders and the Borrower if it does so.

14.2	Replacement of Certain Lenders.

(a) If (i) any action to be taken by the Lender Group or Agent hereunder requires the consent, authorization, or agreement of all Lenders or all Lenders affected thereby and if such action has received the consent, authorization, or agreement of the Required Lenders but not of all Lenders or all Lenders affected thereby, or (ii) any Lender makes a claim for compensation under Sections 2.11, 2.12, 2.13 or 16, then the Borrower or Agent, upon at least five Business Days prior irrevocable notice, may permanently replace any Lender that failed to give its consent, authorization, or agreement (a “Non-Consenting Lender”) or any Lender that made a claim for compensation (a “Compensation Lender”) with one or more substitute Lenders or prospective Lender (which, for certainty, does not have to be a then-current Lender hereunder), in each case, reasonably acceptable to Agent to purchase the Obligations owed to such Non-Consenting Lender and such Non-Consenting Lender’s commitments hereunder (a “Replacement Lender”), and the Non-Consenting Lender or Compensation Lender, as applicable, shall have no right to refuse to be replaced hereunder. Such notice to replace the Non-Consenting Lender or Compensation Lender, as applicable, shall specify an effective date for such replacement, which date shall not be later than 15 Business Days after the date such notice is given.

(b) Prior to the effective date of such replacement, the Non-Consenting Lender or Compensation Lender, as applicable, and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Non-Consenting Lender or Compensation Lender, as applicable, being repaid in full its share of the outstanding Obligations (without any premium or penalty of any kind whatsoever, but including (i) all interest, fees and other amounts that may be due in payable in respect thereof, and (ii) Funding Losses). If the Non-Consenting Lender or Compensation Lender, as applicable, shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, Agent may, but shall not be required to, execute and deliver such Assignment and Acceptance in the name or and on behalf of the Non- Consenting Lender or Compensation Lender, as applicable, and irrespective of whether Agent executes and delivers such Assignment and Acceptance, the Non-Consenting Lender or Compensation Lender, as applicable, shall be deemed to have executed and delivered such Assignment and Acceptance. The replacement of any Non-Consenting Lender or Compensation Lender, as applicable, shall be made in accordance with the terms of Section 13.1. Until such time as one or more Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Non-Consenting Lender or Compensation Lender, as applicable, hereunder and under the other Loan Documents, the Non-Consenting Lender or Compensation Lender, as applicable, shall remain obligated to make the Non-Consenting Lender’s or Compensation Lender’s, as applicable, Pro Rata Share of Loans.

14.3	No Waivers; Cumulative Remedies.

No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof. No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Agent or any Lender on any occasion shall affect or diminish Agent’s and each Lender’s rights thereafter to require strict performance by the Loan Parties of any provision of this Agreement. Agent’s and each Lender’s rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

15.	AGENT; THE LENDER GROUP.

15.1	Appointment and Authorization of Agent.

Each Lender hereby designates and appoints His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth as its agent under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Agent agrees to act as agent for and on behalf of the Lenders on the conditions contained in this Section 15. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Loan Documents, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement or the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Each Lender hereby further authorizes Agent to act as the secured party under each of the Loan Documents that create a Lien on any item of Collateral. Except as expressly otherwise provided in this Agreement, Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect: (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, payments and proceeds of Collateral, and related matters, (b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, or to take any other action with respect to any Collateral or Loan Documents which may be necessary to perfect, and maintain perfected, the security interests and Liens upon Collateral pursuant to the Loan Documents, (c) make Loans, for itself or on behalf of Lenders, as provided in the Loan Documents, (d) exclusively receive, apply, and distribute payments and proceeds of the Collateral as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to any Loan Party or its Subsidiaries, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.2	Delegation of Duties.

Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Agent shall not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made without gross negligence or willful misconduct.

15.3	Liability of Agent.

None of the Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders for any recital, statement, representation or warranty made by any Loan Party or any of its Subsidiaries or Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or its Subsidiaries or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lenders to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of any Loan Party or its Subsidiaries. No Agent-Related Person shall have any liability to any Lender, and Loan Party or any of their respective Affiliates if any request for a Loan or other extension of credit was not authorized by the applicable Borrower. Agent shall not be required to take any action that, in its opinion or in the opinion of its counsel, may expose it to liability or that is contrary to any Loan Document or applicable law or regulation.

15.4	Reliance by Agent.

Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the Loan Parties or counsel to any Lender), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders.

15.5	Notice of Default or Event of Default.

Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or the Loan Parties referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default.” Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its Participants, if any. Subject to Section 15.4, Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 9; provided that, unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.6	Credit Decision.

Each Lender acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of any Loan Party and its Subsidiaries or Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender. Each Lender represents to Agent that it has, independently and without reliance upon any Agent-Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower, except in the case of His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth, as the initial Lender hereunder, has relied on due diligence undertaken by the Canada Enterprise Emergency Funding Corporation in connection with the CEEFC Credit Facilities. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower or any other Person party to a Loan Document. Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Borrower or any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons. Each Lender acknowledges that Agent does not have any duty or responsibility, either initially or on a continuing basis (except to the extent, if any, that is expressly specified herein) to provide such Lender with any credit or other information with respect to the Borrower, its Affiliates or any of their respective business, legal, financial or other affairs, and irrespective of whether such information came into Agent’s or its Affiliates’ or representatives’ possession before or after the date on which such Lender became a party to this Agreement.

15.7	Costs and Expenses; Indemnification.

Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents and subject to any necessary government approvals, including court costs, attorneys’ fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not the Loan Parties are obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from payments or proceeds of the Collateral received by Agent to reimburse Agent for such out-of- pocket costs and expenses prior to the distribution of any amounts to Lenders. In the event Agent is not reimbursed for such costs and expenses by the Loan Parties and their Subsidiaries, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s ratable share thereof. Whether or not the transactions contemplated hereby are consummated, each of the Lenders, on a ratable basis, shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of the Loan Parties and without limiting the obligation of the Loan Parties to do so) from and against any and all Indemnified Liabilities; provided that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make a Loan or other extension of credit hereunder. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s ratable share of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants fees and expenses) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of the Loan Parties. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

Notwithstanding anything to the contrary in this Agreement, the indemnification provided by the His Majesty the King in right of Ontario, as represented by the Minister of Northern Economic Development and Growth, as lender, under this Agreement to itself as the Agent, shall not extend to any replacement agent until and unless the indemnification of such replacement agent has been approved by the Minister of Finance (Ontario) pursuant to section 28 of the Financial Administration Act (Ontario).

15.8	Agent in Individual Capacity.

His Majesty the King in right of Ontario and its Affiliates may make loans to, acquire Equity Interests in, and generally engage in any kind of business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Document as though His Majesty the King in right of Ontario were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, His Majesty the King in right of Ontario or its Affiliates may receive information regarding a Loan Party or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of such Loan Party or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them. The terms “Lender” and “Lenders” include His Majesty the King in right of Ontario in its individual capacity.

15.9	Successor Agent.

If at any time the Agent deems it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Required Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to the Borrower concurrently with such appointment. If no appointment of a successor Agent has been made by the Required Lenders and approved by the Borrower, acting reasonably, within 30 days (which approval shall not be required if a Default or Event of Default has occurred and is continuing), the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, subject to such Lender agreeing to act as Agent, and will forthwith give notice of such appointment to the Lenders and the Borrower.

15.10	Lender in Individual Capacity.

Any Lender and its respective Affiliates may make loans to, acquire Equity Interests in and generally engage in any kind of business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding a Loan Party or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of such Loan Party or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver such Lender will use its reasonable best efforts to obtain), such Lender shall not be under any obligation to provide such information to them.

15.11	Collateral Matters.

(a) The Lenders hereby irrevocably authorize Agent to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by the Loan Parties and their Subsidiaries of all of the Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if the Borrower certifies to Agent that the sale or disposition is permitted under Section 6.4 (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which no Loan Party or any of its Subsidiaries owned any interest at the time Agent’s Lien was granted nor at any time thereafter, (iv) constituting property leased or licensed to a Loan Party or its Subsidiaries under a lease or license that has expired or is terminated in a transaction permitted under this Agreement, or (v) in connection with a credit bid or purchase authorized under this Section 15.11. The Loan Parties and the Lenders hereby irrevocably authorize Agent, based upon the instruction of the Required Lenders, to (a) consent to the sale of, credit bid, or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code, (b) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the Code, including pursuant to Sections 9-610 or 9-620 of the Code, or (c) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other sale or foreclosure conducted or consented to by Agent in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, (i) the Obligations owed to the Lenders shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims being estimated for such purpose if the fixing or liquidation thereof would not impair or unduly delay the ability of Agent to credit bid or purchase at such sale or other disposition of the Collateral and, if such contingent or unliquidated claims cannot be estimated without impairing or unduly delaying the ability of Agent to credit bid at such sale or other disposition, then such claims shall be disregarded, not credit bid, and not entitled to any interest in the Collateral that is the subject of such credit bid or purchase) and the Lenders whose Obligations are credit bid shall be entitled to receive interests (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) in the Collateral that is the subject of such credit bid or purchase (or in the Equity Interests of any entities that are used to consummate such credit bid or purchase), and (ii) Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration. Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders, or (z) otherwise, the Required Lenders. Upon request by Agent or the Borrower at any time, the Lenders will confirm in writing Agent’s authority to release any such Liens on particular types or items of Collateral pursuant to this Section 15.11; provided that (1) anything to the contrary contained in any of the Loan Documents notwithstanding, Agent shall not be required to execute any document or take any action necessary to evidence such release on terms that, in Agent’s opinion, could expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (2) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly released) upon (or obligations of the Loan Parties in respect of) any and all interests retained by the Loan Parties, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Each Lender further hereby irrevocably authorizes Agent, at its option and in its sole discretion, to subordinate (by contract or otherwise) any Lien granted to or held by Agent on any property under any Loan Document (a) to the holder of any Permitted Lien on such property if such Permitted Lien secures purchase money Indebtedness (including Capitalized Lease Obligations) which constitute Permitted Indebtedness and (b) to the extent Agent has the authority under this Section 15.11 to release its Lien on such property. Notwithstanding the provisions of this Section 15.11, Agent shall be authorized, without the consent of any Lender and without the requirement that an asset sale consisting of the sale, transfer or other disposition having occurred, to release any security interest in any building, structure or improvement located in an area determined by the Federal Emergency Management Agency to have special flood hazards provided that such building, structure or improvement has an immaterial fair market value.

(b) Agent shall have no obligation whatsoever to any of the Lenders (i) to verify or assure that the Collateral exists or is owned by a Loan Party or any of its Subsidiaries or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular reserve hereunder or to determine whether the amount of any reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing, except as otherwise expressly provided herein.

15.12	Restrictions on Actions by Lenders; Sharing of Payments.

(a) Each of the Lenders agrees that it shall not, without the express written consent of Agent, and that it shall, to the extent it is lawfully entitled to do so, upon the written request of Agent, set off against the Obligations, any amounts owing by such Lender to any Loan Party or its Subsidiaries or any deposit accounts of any Loan Party or its Subsidiaries now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against any Loan Party or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b) If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender’s Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided that, to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13	Agency for Perfection.

Agent hereby appoints each other Lender as its agent (and each Lender hereby accepts) for the purpose of perfecting Agent’s Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the Code or in accordance with the PPSA can be perfected by possession or control. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent’s instructions.

15.14	Payments by Agent to the Lenders.

All payments to be made by Agent to the Lenders shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent. Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15	Concerning the Collateral and Related Loan Documents.

Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan Documents. Each member of the Lender Group agrees that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders.

15.16	Other Reports and Information.

By becoming a party to this Agreement, each Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by any Loan Party or its Subsidiaries to Agent that has not been contemporaneously provided by such Loan Party or such Subsidiary to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from any Loan Party or its Subsidiaries, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender’s notice to Agent, whereupon Agent promptly shall request of the Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from such Loan Party or such Subsidiary, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to the Borrower a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17	Several Obligations; No Liability.

Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 15.7, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group. No Lender shall be responsible to any Loan Party or any other Person for any failure by any other Lender to fulfill its obligations to make credit available hereunder, nor to advance for such Lender or on its behalf, nor to take any other action on behalf of such Lender hereunder or in connection with the financing contemplated herein.

16.	WITHHOLDING TAXES.

16.1	Payments.

All payments made by or on account of any Loan Party hereunder or under any Loan Document will be made in full without set off or counterclaim, and free and clear of, and without deduction or withholding for, any present or future Taxes, except as otherwise required by Applicable Law, and in the event any deduction or withholding of Taxes is required, the applicable Loan Party shall make the requisite withholding, promptly pay over to the applicable Governmental Authority the withheld tax, and furnish to Agent as promptly as possible after the date the payment of any such Tax is due pursuant to Applicable Law, certified copies of tax receipts issued by such Governmental Authority evidencing such payment by the Loan Parties. Furthermore, if any such Tax is an Indemnified Tax, the applicable Loan Party agrees to pay such additional amounts as may be necessary so that every payment of all amounts due under this Agreement or any other Loan Document, including any amount paid pursuant to this Section 16.1 after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein. The Loan Parties will promptly pay any Other Taxes or reimburse Agent for such Other Taxes upon Agent’s demand, provided, however, that such Loan Party will not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records. Without duplication of the foregoing, the Loan Parties shall jointly and severally indemnify each Recipient within thirty (30) days after written demand therefor, for the full amount of Indemnified Taxes arising in connection with this Agreement or any other Loan Document that are attributable to any payments by or on account of any obligation of a Loan Party hereunder or under any other Loan Document (in respect of principal, interest or otherwise) (including any Indemnified Taxes imposed or asserted on, or attributable to, amounts payable under this Section 16.1) imposed on, or paid by, such Recipient and all reasonable costs and expenses related thereto (including fees and disbursements of attorneys and other tax professionals), irrespective of whether suit is brought, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority (other than Indemnified Taxes and additional amounts that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Recipient). The obligations of the Loan Parties under this Section 16.1 shall survive the termination of this Agreement, the resignation and replacement of Agent, and the repayment of the Obligations. Each Lender shall severally indemnify the Agent for (i) any Indemnified

Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.1(e) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under the immediately preceding sentence.

16.2	Exemptions.

(a) If a Lender or Participant is or becomes entitled to claim an exemption or reduction from United States withholding tax, such Lender or Participant agrees with and in favor of Agent, to deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) and the Borrower one of the following before receiving its first payment under this Agreement (or, where the Lender or Participant subsequently becomes entitled to any such exemption or reduction, forthwith thereafter):

(i) if such Lender or Participant is entitled to claim an exemption from United States withholding tax pursuant to the portfolio interest exception, (A) a statement of the Lender or Participant, signed under penalty of perjury, that it is not a (I) a “bank” as described in Section 881(c)(3)(A) of the IRC, (II) a 10% shareholder of the Borrower (within the meaning of Section 871(h)(3)(B) of the IRC), or (III) a controlled foreign corporation related to the Borrower within the meaning of Section 864(d)(4) of the IRC, and (B) a properly completed and executed IRS Form W- 8BEN, Form W-8BEN-E or Form W-8IMY (with proper attachments as applicable);

(ii) if such Lender or Participant is entitled to claim an exemption from, or a reduction of, withholding tax under a United States tax treaty, a properly completed and executed copy of IRS Form W-8BEN or Form W-8BEN-E, as applicable;

(iii) if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding tax because it is effectively connected with a United States trade or business of such Lender, a properly completed and executed copy of IRS Form W-8ECI;

(iv) to the extent a Lender or Participant is not the beneficial owner, executed copies of IRS Form W-8IMY accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W 8BEN-E, a U.S. Tax Compliance Certificate as set forth in Section 16(2)(a)(i), IRS Form W-9, or other certification documents from each beneficial owner, as applicable; or

(v) a properly completed and executed copy of any other form or forms, including IRS Form W-9, as may be required under the IRC or other laws of the United States as a condition to exemption from, or reduction of, United States withholding or backup withholding tax.

(b) Each Lender or Participant shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and promptly notify Agent and the

Borrower (or, in the case of a Participant, to the Lender granting the participation only) of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(c) Without duplication of the foregoing, if a Lender or Participant is (or becomes) entitled to claim an exemption from, or reduction of, withholding tax, such Lender or such Participant agrees with and in favor of Agent and the Borrower, to deliver to Agent and the Borrower any such form or forms, as may be required under the laws of such jurisdiction as a condition to exemption from, or reduction of, any such withholding or backup withholding tax before receiving its first payment under this Agreement (or, where the Lender or Participant subsequently becomes entitled to any such exemption or reduction, forthwith thereafter), and if reasonably requested by the Borrower or Agent such other documentation reasonably requested by the Borrower or Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements, but, in each case, only if such Lender or such Participant is legally able to deliver such forms, or the providing of or delivery of such forms in the Lender’s reasonable judgment would not subject such Lender to any material unreimbursed cost or expense or materially prejudice the legal, tax or commercial position of such Lender (or its Affiliates); provided, further, that nothing in this Section 16.2(c) shall require a Lender or Participant to disclose any information that it reasonably deems to be confidential (including its tax returns). Each Lender and each Participant shall, to the extent such Lender or Participant is legally able to do so, provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and promptly notify Agent and the Borrower of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(d) If a Lender or Participant claims an exemption from, or reduction of, withholding tax and such Lender or Participant sells, assigns, grants a participation in, or otherwise transfers all or part of the Obligations of the Borrower, such Lender or Participant agrees to notify Agent and the Borrower of the percentage amount in which it is no longer the beneficial owner of Obligations of the Borrower. To the extent of such percentage amount, Agent and the Borrower will treat such Lender’s or such Participant’s documentation provided pursuant to Section 16.2(a) or 16.2(c) as no longer valid. With respect to such percentage amount, the applicable Participant or Assignee shall provide new documentation, pursuant to Section 16.2(a) or 16.2(c), if applicable. The Borrower agrees that each Participant shall be entitled to the benefits of this Section 16 based on the information provided on such Lender or Participant’s beneficial ownership documentation with respect to its participation in any portion of the Commitments and the Obligations so long as such Participant complies with the obligations set forth in this Section 16 with respect thereto. No Assignee (except in the case of an assignment initiated by the Borrower under Section 14.2) or Participant shall be entitled to receive any greater payment under Section 16 than the applicable assignor or, in the case of a Participant, the Lender granting the participation would have been entitled to receive had no such assignment or grant of participation occurred.

(e) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable due diligence and reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Agent at the time or times prescribed by law and at such time or times reasonably requested by Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Agent (or, in the case of a Participant, the Lender granting the participation) as may be necessary for Agent or the Borrower to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (e), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

16.3	Reductions.

(a) Subject to Section 16.3(b) below:

(i) if a Lender is subject to an applicable withholding tax, Agent may withhold from any payment to such Lender an amount equivalent to the applicable withholding tax;

(ii) if a Participant is subject to an applicable withholding tax Lender granting the participation may withhold from any payment to such Participant an amount equivalent to the applicable withholding tax.

(b) If the forms or other documentation required by Section 16.2(a) or 16.2(c) are duly completed and delivered to Agent or Lender, as the case may be, then such Agent or Lender may withhold from any payment to such Lender or such Participant providing such forms or other documentation an amount equivalent to the applicable withholding tax having regard to any relevant exemption or reduction.

(c) If the IRS or any other Governmental Authority of the United States or other jurisdiction asserts a claim that Agent or Lender did not properly withhold tax from amounts paid to or for the account of any Lender or any Participant due to a failure on the part of the Lender or any Participant (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify Agent (or such Participant failed to notify the Lender granting the participation) of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason) such Lender shall indemnify and hold Agent harmless (or, in the case of a Participant, such Participant shall indemnify and hold the Lender granting the participation harmless) for all amounts paid, directly or indirectly, by Agent (or, in the case of a Participant, by the Lender granting the participation), as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable by Agent (or, in the case of a Participant, by the Lender granting the participation only) under this Section 16, together with all costs and expenses (including attorneys’ fees and expenses). The obligation of the Lenders and the Participants under this subsection shall survive the payment of all Obligations and the resignation or replacement of Agent.

16.4	Refunds.

If Agent or a Lender determines, in its reasonable discretion, that it has received a refund in respect of any Indemnified Taxes as to which the Loan Parties have paid additional amounts or payments pursuant to this Section 16, it shall promptly pay over an amount equal to such refund to the Borrower on behalf of the Loan Parties (but only to the extent of payments made, or additional amounts paid, by the Loan Parties under this Section 16 with respect to Indemnified Taxes giving rise to such a refund plus any interest paid by the applicable Governmental Authority with respect to such a refund), net of all reasonable out-of-pocket expenses of Agent or such Lender and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that the applicable Loan Party, upon the request of Agent or such Lender, agrees to repay the amount paid over to the Loan Parties (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority, other than such penalties, interest or other charges imposed as a result of the willful misconduct or gross negligence of Agent or Lender hereunder as finally determined by a court of competent jurisdiction) to Agent or such Lender in the event Agent or such Lender is required to repay such refund to such Governmental Authority. The Agent or such Lender, as the case may be, shall, at the Borrower’s request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the applicable Governmental Authority (provided that the Agent or such Lender may delete any information therein that it reasonably deems confidential). Notwithstanding anything in this Agreement to the contrary, this Section 16.4 shall not be construed to require Agent or any Lender to make available its tax returns (or any other information which it reasonably deems confidential) to Loan Parties or any other Person or require Agent or any Lender to arrange its affairs in any particular manner (including anything that would prejudice Agent or such Lender’s ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled) or require Agent or any Lender to pay any amount to a Loan Party pursuant to this Section 16.4, the payment of which would place Agent or such Lender (or their Affiliates) in a less favorable net after-Tax position than such Person would have been in if the Indemnified Taxes subject to indemnification or additional amounts and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Indemnified Taxes had never been paid.

17.	GENERAL PROVISIONS.

17.1	Effectiveness.

This Agreement shall be binding and deemed effective when executed by each of the Loan Parties, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.2	Section Headings.

Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3	Interpretation.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or any Loan Party, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4	Severability of Provisions.

Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5	[Intentionally Deleted].

17.6	Debtor-Creditor Relationship.

The relationship between the Lenders and Agent, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.7	Counterparts; Electronic Execution.

This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original,

and all of which, when taken together, shall constitute but one and the same Agreement. Execution of any such counterpart may be by means of (a) an electronic signature that complies with the federal Electronic Signatures in Global and National Commerce Act, as in effect from time to time, state enactments of the Uniform Electronic Transactions Act, as in effect from time to time, or any other relevant and applicable electronic signatures law; (b) an original manual signature; or (c) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Agent reserves the right, in its discretion, to accept, deny, or condition acceptance of any electronic signature on this Agreement. Any party delivering an executed counterpart of this Agreement by faxed, scanned or photocopied manual signature shall also deliver an original manually executed counterpart, but the failure to deliver an original manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement. The foregoing shall apply to each other Loan Document, and any notice delivered hereunder or thereunder, mutatis mutandis.

17.8	Revival and Reinstatement of Obligations; Certain Waivers.

(a) If any member of the Lender Group repays, refunds, restores, or returns in whole or in part, any payment or property (including any proceeds of Collateral) previously paid or transferred to such member of the Lender Group in full or partial satisfaction of any Obligation or on account of any other obligation of any Loan Party under any Loan Document, because the payment, transfer, or the incurrence of the obligation so satisfied is asserted or declared to be void, voidable, or otherwise recoverable under any law relating to creditors’ rights, including provisions of the Bankruptcy Code relating to fraudulent transfers, preferences, or other voidable or recoverable obligations or transfers (each, a “Voidable Transfer”), or because such member of the Lender Group elects to do so on the reasonable advice of its counsel in connection with a claim that the payment, transfer, or incurrence is or may be a Voidable Transfer, then, as to any such Voidable Transfer, or the amount thereof that such member of the Lender Group elects to repay, restore, or return (including pursuant to a settlement of any claim in respect thereof), and as to all reasonable costs, expenses, and attorneys’ fees of such member of the Lender Group related thereto, (i) the liability of the Loan Parties with respect to the amount or property paid, refunded, restored, or returned will automatically and immediately be revived, reinstated, and restored and will exist, and (ii) Agent’s Liens securing such liability shall be effective, revived, and remain in full force and effect, in each case, as fully as if such Voidable Transfer had never been made. If, prior to any of the foregoing, (A) Agent’s Liens shall have been released or terminated, or (B) any provision of this Agreement shall have been terminated or cancelled, Agent’s Liens, or such provision of this Agreement, shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligation of any Loan Party in respect of such liability or any Collateral securing such liability. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations.

17.9	Confidentiality.

(a) Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding the Loan Parties and their Subsidiaries, their operations, assets, and existing and contemplated business plans (“Confidential Information”) shall be treated by Agent and the Lenders in a confidential manner, and shall not be disclosed by Agent and the Lenders to Persons who are not parties to this Agreement, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to any member of the Lender Group and to employees, directors and officers of any member of the Lender Group (the Persons in this clause (i), “Lender Group Representatives”) on a “need to know” basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to Subsidiaries and Affiliates of any member of the Lender Group; provided, that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.9, (iii) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation; provided, that (x) prior to any disclosure under this clause (iv), the disclosing party agrees to provide the Loan Parties with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to the Loan Parties pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation and (y) any disclosure under this clause (iv) shall be limited to the portion of the Confidential Information as may be required by such statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by the Borrower, (vi) as requested or required by any Governmental Authority pursuant to any subpoena or other legal, judicial, administrative or governmental process; provided, that (x) prior to any disclosure under this clause (vi) the disclosing party agrees to provide the Loan Parties with prior written notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior written notice to the Loan Parties pursuant to the terms of the subpoena or other legal, judicial, administrative or governmental process and (y) any disclosure under this clause (vi) shall be limited to the portion of the Confidential Information as may be required by such Governmental Authority pursuant to such subpoena or other legal, judicial, administrative or governmental process (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders or the Lender Group Representatives), (viii) in connection with any assignment, participation or pledge of any Lender’s interest under this Agreement; provided, that prior to receipt of Confidential Information any such assignee, participant, or pledgee shall have agreed in writing to receive such Confidential Information either subject to the terms of this Section 17.9 or pursuant to confidentiality requirements substantially similar to those contained in this Section 17.9 (and such Person may disclose such Confidential Information to Persons employed or engaged by them as described in clause (i) above), (ix) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents; provided, that prior to any disclosure to any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel) under this clause (ix) with respect to litigation involving any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel), the disclosing party agrees to provide the Loan Parties with prior written notice thereof, and (x) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b) Anything in this Agreement to the contrary notwithstanding, Agent may disclose information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services or in its marketing or promotional materials, with such information to consist of deal terms and other information customarily found in such publications or marketing or promotional materials and may otherwise use the name, logos, and other insignia of the Borrower or the other Loan Parties and the Commitments provided hereunder in any “tombstone” or other advertisements, on its website or in other marketing materials of Agent.

(c) Each Loan Party agrees that Agent may make materials or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) available to the Lenders by secure electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” Agent does not warrant the accuracy or completeness of the Borrower Materials, or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by Agent in connection with the Borrower Materials or the Platform. In no event shall Agent or any of the Agent-Related Persons have any liability to the Loan Parties, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or Agent’s transmission of communications through the Internet, except to the extent the liability of such person is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such person’s gross negligence or willful misconduct. Each Loan Party further agrees that certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Loan Parties or their securities). The Loan Parties shall be deemed to have authorized Agent and its Affiliates and the Lenders to treat Borrower Materials marked “PUBLIC” or otherwise at any time filed with the SEC as not containing any material non-public information with respect to the Loan Parties or their securities for purposes of United States federal and state securities laws. All Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Investor” (or another similar term). Agent and its Affiliates and the Lenders shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” or that are not at any time filed with the SEC as being suitable only for posting on a portion of the Platform not marked as “Public Investor” (or such other similar term).

17.10	Survival.

All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of, or any accrued interest on, any Loan or any fee or any other amount payable under this Agreement is outstanding or unpaid and so long as the Commitments have not expired or been terminated.

17.11	Patriot Act; Due Diligence.

Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Loan Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender to identify each Loan Party in accordance with the Patriot Act. In addition, Agent and each Lender shall have the right to periodically conduct due diligence on all Loan Parties, their senior management and key principals and legal and beneficial owners. Each Loan Party agrees to cooperate in respect of the conduct of such due diligence and further agrees that the reasonable costs and charges for any such due diligence by Agent shall constitute Lender Group Expenses hereunder and be for the account of the Borrower.

17.12	Integration.

This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

17.13	Acknowledgement and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

17.14	Judgment Currency.

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of a Loan Party in respect of any such sum due from it to Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to Agent or any Lender from a Loan Party, in the Agreement Currency, the Loan Parties agree, as a separate obligation and notwithstanding any such judgment, to indemnify Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to Agent or any Lender in such Currency, Agent or such Lender, as the case may be, agrees to return the amount of any excess to the Loan Parties (or to any other Person who may be entitled thereto under applicable law).

17.15	Acknowledgement Regarding Any Supported QFCs.

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States): In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”)

becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

17.16	Erroneous Payments.

(a) Each Lender and any other party hereto hereby severally agrees that if (i) Agent notifies (which such notice shall be conclusive absent manifest error) such Lender (or the Lender which is an Affiliate of a Lender) or any other Person that has received funds from Agent or any of its Affiliates, either for its own account or on behalf of a Lender (each such recipient, a “Payment Recipient”) that Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 17.16(a), whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section shall require Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(b) Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify Agent in writing of such occurrence.

(c) In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of Agent, and upon demand from Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than one Business Day thereafter, return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Agent at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by Agent for any reason, after demand therefor by Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of Agent and upon Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Loans”) to Agent or, at the option of Agent, Agent’s applicable lending affiliate (such assignee, the “Agent Assignee”) in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Loans, the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by Agent Assignee as the assignee of such Erroneous Payment Deficiency Assignment. Without limitation of its rights hereunder, following the effectiveness of the Erroneous Payment Deficiency Assignment, Agent may make a cashless reassignment to the applicable assigning Lender of any Erroneous Payment Deficiency Assignment at any time by written notice to the applicable assigning Lender and upon such reassignment all of the Loans assigned pursuant to such Erroneous Payment Deficiency Assignment shall be reassigned to such Lender without any requirement for payment or other consideration. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 13 and (3) Agent may reflect such assignments in the Register without further consent or action by any other Person.

(e) Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Agent (1) shall be subrogated to all the rights of such Payment Recipient and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Loan Document, or otherwise payable or distributable by Agent to such Payment Recipient from any source, against any amount due to Agent under this Section 17.16 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from the Borrower or any other Loan Party for the purpose of making for a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received.

(f) Each party’s obligations under this Section 17.16 shall survive the resignation or replacement of Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

(g) The provisions of this Section 17.16 to the contrary notwithstanding, (i) nothing in this Section 17.16 will constitute a waiver or release of any claim of any party hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment and (ii) there will only be deemed to be a recovery of the Erroneous Payment to the extent that Agent has received payment from the Payment Recipient in immediately available funds the Erroneous Payment Return Deficiency, whether directly from the Payment Recipient, as a result of the exercise by Agent of its rights of subrogation or set off as set forth above in clause (e) or as a result of the receipt by Agent Assignee of a payment of the outstanding principal balance of the Loans assigned to Agent Assignee pursuant to an Erroneous Payment Deficiency Assignment, but excluding any other amounts in respect thereof (it being agreed that any payments of interest, fees, expenses or other amounts (other than principal) received by Agent Assignee in respect of the Loans assigned to Agent Assignee pursuant to an Erroneous Payment Deficiency Assignment shall be the sole property of Agent Assignee and shall not constitute a recovery of the Erroneous Payment).

17.17	Termination.

In no event shall this Agreement be terminated unless the Unsecured Loan Agreement is terminated concurrently therewith.

[Signature pages follow.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BORROWER:

ALGOMA STEEL INC.

By:
	Name:	Rajat Marwah
	Title:	President and Chief Financial Officer

GUARANTORS:

ALGOMA STEEL INTERMEDIATE HOLDINGS INC.

By:
	Name:	Rajat Marwah
	Title:	Chief Financial Officer

ALGOMA DOCKS GP INC.

By:
	Name:	Rajat Marwah
	Title:	Chief Financial Officer

ALGOMA DOCKS LIMITED
PARTNERSHIP, by its general partner
ALGOMA DOCKS GP INC.

By:
	Name:	Rajat Marwah
	Title:	Chief Financial Officer

ALGOMA STEEL USA INC.

By:
	Name:	Rajat Marwah
	Title:	Chief Financial Officer

129

AGENT:

HIS MAJESTY THE KING IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF NORTHERN ECONOMIC DEVELOPMENT AND GROWTH

By:	/s/ Drew Vanderduim
	Name:	Drew Vanderduim
	Title:	Deputy Minister

130

LENDER:

HIS MAJESTY THE KING IN RIGHT OF
ONTARIO, AS REPRESENTED BY THE
MINISTER OF NORTHERN ECONOMIC
DEVELOPMENT AND GROWTH

By:	/s/ Drew Vanderduim
Name: Drew Vanderduim
Title: Deputy Minister

EXHIBIT A-1

EXHIBIT A-1

FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT

This ASSIGNMENT AND ACCEPTANCE AGREEMENT (“Assignment Agreement”) is entered into as of [      ] between [       ] (“Assignor”) and [         ] (“Assignee”). Reference is made to the Agreement described in Annex I hereto (the “Loan Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Loan Agreement.

In accordance with the terms and conditions of Section 13 of the Loan Agreement, the Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, that interest in and to the Assignor’s rights and obligations under the Loan Documents as of the date hereof with respect to the Obligations owing to the Assignor, and Assignor’s portion of the Commitments, all to the extent specified on Annex I.

The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (ii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby; (b) makes no representation or warranty and assumes no responsibility with respect to (i) any statements, representations or warranties made in or in connection with the Loan Documents, or (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Guarantor or the performance or observance by the Borrower or any Guarantor of any of their respective obligations under the Loan Documents or any other instrument or document furnished pursuant thereto, and (d) represents and warrants that the amount set forth as the Purchase Price on Annex I represents the amount owed by Borrower to Assignor with respect to Assignor’s share of the Loans assigned hereunder, as reflected on Assignor’s books and records.

The Assignee (a) confirms that it has received copies of the Loan Agreement and the other Loan Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement; (b) agrees that it will, independently and without reliance upon Agent, Assignor, or any other Lender, based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Loan Documents; (c) confirms that it is an Eligible Transferee or, at any time prior to the occurrence of a Default or Event of Default that is continuing, the Borrower has provided its written consent; (d) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (e) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender; and (f) attaches the forms prescribed by the Internal Revenue Service of the United States or Canada Revenue Agency, as applicable, certifying as to the Assignee’s status for purposes of determining exemption from United States or Canadian, as applicable, withholding taxes with respect to all payments to be made to the Assignee under the Loan Agreement or such other documents as are necessary to indicate that all such payments are subject to such rates at a rate reduced by an applicable tax treaty.

Following the execution of this Assignment Agreement by the Assignor and Assignee, the Assignor will deliver this Assignment Agreement to the Agent for recording by the Agent. The effective date of this Assignment Agreement (the “Settlement Date”) shall be the latest to occur of (a) the date of the execution and delivery hereof by the Assignor and the Assignee, (b) the receipt by the

Exhibit A-1 - 1

EXHIBIT A-1

Agent for its sole and separate account a processing fee in the amount of [Redacted: Fee Amount] (if required by the Loan Agreement), (c) the receipt of any required consent of the Agent and (d) the date specified in Annex I.

As of the Settlement Date (a) the Assignee shall be a party to the Loan Agreement and, to the extent of the interest assigned pursuant to this Assignment Agreement, have the rights and obligations of a Lender thereunder and under the other Loan Documents, and (b) the Assignor shall, to the extent of the interest assigned pursuant to this Assignment Agreement, relinquish its rights and be released from its obligations under the Loan Agreement and the other Loan Documents, provided, however, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of the Loan Agreement, including such assigning Lender’s obligations under Article 15 and Section 17.9(a) of the Loan Agreement.

Upon the Settlement Date, the Assignee shall pay to the Assignor the Purchase Price (as set forth in Annex I). From and after the Settlement Date, the Agent shall make all payments that are due and payable to the holder of the interest assigned hereunder (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued up to but excluding the Settlement Date and to the Assignee for amounts which have accrued from and after the Settlement Date. On the Settlement Date, the Assignor shall pay to the Assignee an amount equal to the portion of any interest, fee, or any other charge that was paid to the Assignor prior to the Settlement Date on account of the interest assigned hereunder and that are due and payable to the Assignee with respect thereto, to the extent that such interest, fee or other charge relates to the period of time from and after the Settlement Date.

This Assignment Agreement may be executed in counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. This Assignment Agreement may be executed and delivered by electronic transmission all with the same force and effect as if the same were a fully executed and delivered original manual counterpart.

THIS ASSIGNMENT AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 12 OF THE LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

Exhibit A-1 - 2

EXHIBIT A-1

IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement and Annex I hereto to be executed by their respective officers, as of the first date written above.

[NAME OF ASSIGNOR], as Assignor

By
Name:
Title:

[NAME OF ASSIGNEE], as Assignee

By
Name:
Title:

ACCEPTED THIS [____] DAY OF

[_______________]

HIS MAJESTY THE KING IN RIGHT OF ONTARIO, as represented by the Minister of Northern Economic Development and Growth, as Agent

By
Name:
Title:

[ALGOMA STEEL INC., as Borrower

By
Name:
Title:] [1]

1 Include to the extent required by Section 13.1.

Exhibit A-1 - 3

EXHIBIT A-1

ANNEX FOR ASSIGNMENT AND ACCEPTANCE

ANNEX I

1. Borrower: Algoma Steel Inc., the Borrower, a British Columbia corporation

2. Name and Date of Loan Agreement:

Secured loan agreement dated as of November 14, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”) among the lenders identified on the signature pages thereof, His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, the “Agent”) and Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia. Capitalized terms used but not defined herein have the meanings assigned in the Loan Agreement.

3. Date of Assignment Agreement:	[ ]

4. Amounts:

a. Assigned Amount of Commitment	[$ ]

b. Assigned Amount of Loans	[$ ]

5. Settlement Date:	[ ]

6. Purchase Price	[$ ]

7. Notice and Payment Instructions, etc.

Assignee:	Assignor:
[	[

]	]

Exhibit A-1 - 4

EXHIBIT B-1

EXHIBIT B-1

FORM OF COMPLIANCE CERTIFICATE

TO:	His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as administrative agent (the “Agent”)

AND TO:	The Lenders under the Loan Agreement (as defined below)

RE:	Secured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), the Agent and each other person party thereto from time to time as lenders (the “Lenders”)

DATE:	[ ]

The undersigned, the [insert title of senior officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.

I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein and to furnish this Certificate.

2.	No Default or Event of Default under the Loan Agreement has occurred and is continuing on the date of this Certificate.

3.	There has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect.

4.

The representations and warranties in Article 4 of the Loan Agreement and Section 6.01 of the Unsecured Loan Agreement continue to be true and correct as if made on and as of the date of this Certificate, except to the extent that such representations and warranties relate specifically to an earlier date, in which case they are true and correct as of such earlier date [except __________________].

5.	This Certificate applies to the Fiscal [Quarter/Year] ending _________________.

6.	The names of the only Guarantors with respect to the Obligations are set out in Annex 1 attached hereto.

7.

[For purposes of this Compliance Certificate, the consolidated financial statements of the Borrower as of [most recent date] delivered pursuant to Section 5.1 of the Loan Agreement, as the case may be:

(a)	are complete in all material respects and fairly present the results of operations and financial position of the Borrower and its Subsidiaries as at the date thereof; and

(b)

have been prepared on a consolidated basis in accordance with GAAP consistently applied except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included.

Exhibit B-1 - 1

EXHIBIT B-1

Since such date, there has been no condition (financial or otherwise), event or change in the business, liabilities, operations, results of operations, assets or prospects of either of the Borrower, or any of the Guarantors which constitutes or has a Material Adverse Effect.]

8. [The Borrower’s Fixed Charge Coverage Ratio, measured on a Fiscal Quarter-end basis, for the four (4) Fiscal Quarter period ending [____________ ___], 20[___], is [___]:1.0, which ratio [is/is not] greater than or equal to the ratio set forth in Section 7 of the Loan Agreement for the corresponding period.

9. As of the date hereof, the Borrower is in receipt of [$_________] of Cure Amount proceeds and the Borrower and its Subsidiaries are in compliance with the Financial Covenants contained in Section 7 of the Loan Agreement as demonstrated on Annex 2 hereof.

10. The Cure Amount is in an amount that is sufficient to cause the Borrower’s Consolidated EBITDA to be sufficient to satisfy the requirements of the Financial Covenants contained in Section 7 of the Loan Agreement and of Section 9.3(a) of the Loan Agreement after giving effect to applicable limitations on Cure Amount proceeds and Cure Rights set forth in Section 9.3 of the Loan Agreement.]2

11. The attached Annex 3 sets forth each Restricted Subsidiary and Unrestricted Subsidiary of the Borrower. There has been no change in the identities of the Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower since the [Closing Date][date of the immediately preceding Compliance Certificate.]

ALGOMA STEEL INC.

By:
Authorized Signatory

2 Paragraphs 8, 9 and 10 only to be included if financial covenant is required to be tested pursuant to Section 7.

Exhibit B-1 - 2

EXHIBIT B-1

ANNEX 1

GUARANTORS

Exhibit B-1 - 4

EXHIBIT B-1

ANNEX 23

FINANCIAL INFORMATION

[3 To include proceeds of Cure Amounts deemed as Consolidated EBITDA.]

Exhibit B-1 - 4

EXHIBIT B-1

ANNEX 3

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Exhibit B-1 - 4

EXHIBIT C-1

EXHIBIT C-1

FORM OF SUBORDINATION AGREEMENT

[Redacted: Commercially Sensitive Information]

EXHIBIT D-1

EXHIBIT D-1

FORM OF BORROWING NOTICE

TO:	His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as administrative agent (the “Agent”)

RE:	secured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), the Agent and each other person party thereto from time to time as lenders (the “Lenders”)

DATE:	[☐][4]

The undersigned, the [insert title of senior officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.

I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein.

2.	All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Loan Agreement.

3.	The Borrower hereby gives irrevocable notice of its request under the Loan for a Borrowing pursuant to Section 2.3(a) of the Loan Agreement as follows:

(a)	Amount of Advance: $_________________.[5]

(b)	Date of Advance: _____________________.

4.	No Default or Event of Default under the Loan Agreement has occurred and is continuing on the Funding Date, or would result from making the Borrowing.

5.

The representations and warranties in Article 4 of the Loan Agreement and Section 6.01 of the Unsecured Loan Agreement continue to be true and correct as if made on and as of the Funding Date, except to the extent that such representations and warranties relate specifically to an earlier date, in which case they are true and correct as of such earlier date.

6.	All other conditions precedent in the Loan Agreement that have not been waived upon which the Borrower may obtain a Borrowing have been fulfilled.

7.	Attached as Exhibit A to the Borrowing Notice is a description of the intended use of proceeds for the requested Borrowing.

8.	Attached as Exhibit B to the Borrowing Notice is a description of the use of proceeds of each Borrowing made prior to the date of hereof.

[4]

Borrower may at any time request a Borrowing under the Loan by delivering a Borrowing Notice to the Agent not later than 1:00 p.m. (Toronto time) 10 Business Days prior to the proposed Funding Date for any Borrowing.

[5]	Each Borrowing under the Loan will be in an amount not greater than $8,300,000

Exhibit D-1- 1

EXHIBIT D-1

9.	As of the date hereof, each Loan Party is Solvent.

10.	No “default” or “event of default” has occurred and is continuing under any Existing Debt for Borrowed Money Documents.

11.

All Acceptable Intercreditor Agreements and Subordination Agreements relating to Existing Debt [and any Acceptable Intercreditor Agreement and Subordination Agreement entered into after the Closing Date] continue to be in full force and effect.

12.	The Borrower continues to operate its business in the ordinary course as adjusted for the current operating circumstances resulting from tariffs and countermeasures.

13.	The Borrower has not initiated, and is not currently implementing, any change to its business or operations that would result in a material deviation from the Business Plan.

14.	There has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect.

15.	The Borrower has also requested a borrowing, on a pro rata basis with the Borrowing hereunder, under the Secured CEEFC Loan Agreement.

[Signature Page Follows]

Exhibit D-1- 2

EXHIBIT D-1

Dated as of the first date written above.

ALGOMA STEEL INC.

By:
Authorized Signatory

Signature Page

EXHIBIT D-1

EXHIBIT A

Exhibit D-1- 4

EXHIBIT D-1

EXHIBIT B

Exhibit D-1- 5

EXHIBIT E-1

EXHIBIT E-1

FORM OF PREPAYMENT NOTICE

TO:	His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as administrative agent (the “Agent”)

RE:	Secured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), the Agent and each other person party thereto from time to time as lenders (the “Lenders”)

DATE:	[ ]

All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Loan Agreement.

The Borrower hereby gives irrevocable notice of a voluntary prepayment of [all/a portion of] the Borrowings pursuant to Section 2.4 of the Loan Agreement as follows:

Total amount of prepayment: $_______________________

Date of prepayment: _______________________.67

[6]

Minimum amount of $1,250,000 and if such prepayment would result in the aggregate principal amount of the Borrowings outstanding being less than $1,250,000 such prepayment shall be required to be increased to the amount that is the then outstanding principal balance of the Borrowings, together with all accrued and unpaid interest thereon.

[7]	At least 5 Business Days’ prior written notice of the repayment.

Exhibit E-1- 1

EXHIBIT E-1

Dated as of the first date written above.

ALGOMA STEEL INC.

By:
Authorized Signatory

Signature Page

EXHIBIT F-1

EXHIBIT F-1

FORM OF PERFECTION CERTIFICATE

Secured loan agreement dated as of November 14, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”) among the lenders identified on the signature pages thereof, His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, the “Agent”) and Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia. Capitalized terms used but not defined herein have the meanings assigned in the Loan Agreement.

As used herein, the term “Companies” means the Loan Parties. The undersigned hereby certify to the Agent as follows:

1.	Names.

(a)

The exact legal name of each Company, as such name appears in its respective certificate of incorporation or any other organizational document, is set forth in Schedule 1(a). Except as set forth in Schedule 1(a), no Company has a French form of name. Each Company is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is the jurisdiction of formation of each Company and the organizational identification number for each Company.

(b)	Set forth in Schedule 1(b) hereto is any other corporate or organizational names each Company has had in the past five years, together with the date of the relevant change.

(c)

Set forth in Schedule 1(c) is a list of all other names used by each Company, or any other business or organization to which each Company became the successor by merger, amalgamation, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, on any filings with the Internal Revenue Service or the Canada Revenue Agency. Except as set forth in Schedule 1(c), no Company has changed its jurisdiction of organization at any time during the past four months.

2.	Current Locations.

(a)	The chief executive office and registered office of each Company is located at the respective addresses set forth in Schedule 2(a) hereto.

(b)	Set forth in Schedule 2(b) are all locations (other than the locations disclosed in Schedule 2(a)) where any Company maintains any books or records.

(c)	Set forth in Schedule 2(c) are all the other places of business of any Company (i.e., other than those locations disclosed in Schedule 2(a) and Schedule 2(b)).

(d)

Set forth in Schedule 2(d) are all locations (other than locations disclosed in Schedule 2(a), Schedule 2(b), Schedule 2(c) and Schedule 2(e)) where any Company maintains any of the Collateral consisting of inventory or equipment.

Exhibit F-1 - 1

EXHIBIT F-1

(e)

Set forth in Schedule 2(e) are the names and addresses of all persons or entities other than any Company, such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, inventory or equipment each of which maintains more than USD$500,000 worth of inventory.

3.	Intentionally deleted.

4.

Extraordinary Transactions regarding Collateral. Except for those purchases, acquisitions and other transactions described on Schedule 4 attached hereto, all of the Collateral has been originated by each Company in the ordinary course of business or consists of goods which have been acquired by such Company in the ordinary course of business from a person in the business of selling goods of that kind.

5.	Intentionally deleted.

6.	Intentionally deleted.

7.

Filing Offices. Financing statements and other filings have been prepared for filing in the filing offices set forth in Schedule 7, which are the only filings required in any jurisdiction to perfect the Agent’s security interest in the Collateral.

8.	Real Property.

(a)	Attached hereto as Schedule 8(a) is a list of all real property owned or leased by each Company that may be a Material Real Estate Asset.

(b)

Except as described on Schedule 8(b) attached hereto, no Company has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 8(a).

(c)

No Company has entered into any Leases as lessee or sublessee which require the consent of the landlord, lessor or other party thereto to enter into the Loan Agreement except as provided in Schedule 8(c).

9.	Intentionally deleted.

10.	Stock Ownership and Other Equity Interests.

(a)

Attached hereto as Schedule 10(a) is a true and correct list of all of the authorized, and the issued and outstanding, share capital, partnership interests, limited liability company membership interests and other equity interests of each Company and its Subsidiaries and the record and beneficial owners of such shares, partnership interests, membership interests or other equity interests.

(b)	Set forth on Schedule 10(b) is each equity investment of each Company that represents 50% or less of the equity of the entity in which such investment was made.

11.

Instruments and Tangible Chattel Paper. Attached hereto as Schedule 11 is a true and correct list of all promissory notes, instruments (other than cheques to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of indebtedness exceeding USD$1,000,000 held by each Company as of the date hereof,

Exhibit F-1 - 2

EXHIBIT F-1

including all intercompany notes in excess of USD$1,000,000 between or among any Company and any other Subsidiary of Algoma Steel Inc. or the Parent.

12.	Intellectual Property.

(a)

Attached hereto as Schedule 12(a) is a schedule setting forth all of each Company’s Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs (each as defined in the applicable Security Documents) registered with the United States Patent and Trademark Office or the Canadian Intellectual Property Office, and all other Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs, including the name of the registered owner and the registration number of each Patent, Patent License, Trademark, Trademark License, Intellectual Property License and Industrial Design owned by each Company.

(b)

Attached hereto as Schedule 12(b) is a schedule setting forth all of each Company’s Copyrights and Intellectual Property Licenses in respect of Copyrights (each as defined in the applicable Security Documents), registered with the United States Copyright Office or Canadian Intellectual Property Office, including the name of the registered owner and the registration number of each Copyright or Intellectual Property License with respect to Copyrights owned by each Company.

13.	Intentionally deleted.

14.

Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts. Attached hereto as Schedule 14 is a true and complete list of all Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts (each as defined in the applicable Security Documents) maintained by each Company, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

15.

Letter-of-Credit Rights. Attached hereto as Schedule 15 is a true and correct list of all letters of credit with a value over USD$500,000 and issued in favour of each Company, as beneficiary thereunder.

16.

Motor Vehicles. Attached hereto as Schedule 16 is a true and correct list of all motor vehicles valued at over USD$50,000 and owned by each Company, and the owner and approximate value of such motor vehicles.

17.

Commercial Tort Claims. Attached hereto as Schedule 17 is a true and complete list of all Material Commercial Tort Claims involving a claim valued at over USD$5,000,000 (as determined in good faith by the Borrower).

18.

Employment/Management Agreements/Pension Plans. Attached hereto as Schedule 18 is a true and complete list of all material employment agreements and all material collective bargaining agreements, registered defined benefit pension plans in Canada, registered defined contribution pension plans in Canada, as well as all management and similar agreements relating to each Company and a brief description of the current status and purpose thereof.

19.

Litigation. Attached hereto as Schedule 19 is a true and complete list of all actions or proceedings pending or, to its knowledge, threatened by or against or involving any Company in which an adverse decision could reasonably be expected to result in a judgment, order, or

Exhibit F-1 - 3

EXHIBIT F-1

award for the payment of money in excess of $15,000,000 (please specify the date filed, the name of the Company and whether such Company is plaintiff or defendant, the name(s) of the opposing party or parties, the jurisdiction and court in which any such claim was filed, the amount in controversy and the current status).

20.

Insurance. Attached hereto as Schedule 20 are the true and complete details of all insurance policies of each Loan Party (including casualty/property insurance, business interruption insurance, liability insurance, key man life insurance, flood insurance and credit insurance).

21.

Material Consents and Contracts. Attached hereto as Schedule 21 is a true and complete list of all material licenses, permits, consents and governmental authorizations required to operate each Company’s business and all material contracts, including but not limited to any account debtor contracts it maintains in all jurisdictions, to which any Company is a party or to which any of the Companies’ collateral or property is subject. Also set forth in Schedule 21 is a true and complete list of all requisite material governmental and third-party consents and approvals necessary to consummate the transactions contemplated by the Loan Agreement.

[The remainder of this page has been intentionally left blank.]

Exhibit F-1 - 4

EXHIBIT F-1

IN WITNESS WHEREOF, we have hereunto signed this Perfection Certificate as of this [____] day of [______________], 20[__].

[______________________]

By:
Name:
Title:

By:
Name:
Title:

Signature Page

EXHIBIT F-1

SCHEDULE 1(A)

LEGAL NAMES, ETC.

Legal Name	Type of Entity	Jurisdiction of Formation	Organizational Identification Number

Exhibit F-1 - 6

EXHIBIT F-1

SCHEDULE 1(B)

PRIOR ORGANIZATIONAL NAMES

Loan Party	Prior Legal Name	Commenced	Ceased

Exhibit F-1 - 7

EXHIBIT F-1

SCHEDULE 1(C)

CHANGES IN CORPORATE IDENTITY; OTHER NAMES

Exhibit F-1 - 8

EXHIBIT F-1

SCHEDULE 2(A)

CHIEF EXECUTIVE OFFICES AND REGISTERED OFFICES

Company	Chief Executive Office Address	Registered Office Address

Exhibit F-1 - 9

EXHIBIT F-1

SCHEDULE 2(B)

LOCATION OF BOOKS

Exhibit F-1 - 10

EXHIBIT F-1

SCHEDULE 2(C)

OTHER PLACES OF BUSINESS

Company/Subsidiary	Address	Province/State

Exhibit F-1 - 11

EXHIBIT F-1

SCHEDULE 2(D)

ADDITIONAL LOCATIONS OF EQUIPMENT AND INVENTORY

Exhibit F-1 - 12

EXHIBIT F-1

SCHEDULE 2(E)

LOCATIONS OF COLLATERAL IN POSSESSION OF PERSONS OTHER THAN

COMPANY OR ANY SUBSIDIARY

Name of Entity in Possession of Collateral of Company	Address/Location of Collateral	City	Province/State

Exhibit F-1 - 13

EXHIBIT F-1

SCHEDULE 4

TRANSACTIONS OTHER THAN IN THE ORDINARY COURSE OF BUSINESS

Exhibit F-1 - 14

EXHIBIT F-1

SCHEDULE 7

FILINGS/FILING OFFICES

Company	Type of Filing	Jurisdiction	Applicable Security Document

Exhibit F-1 - 15

EXHIBIT F-1

SCHEDULE 8(A)

REAL PROPERTY

OWNED PROPERTY – LEGAL DESCRIPTIONS

Exhibit F-1 - 16

EXHIBIT F-1

SCHEDULE 8(B)

LEASES, SUBLEASES, TENANCIES, FRANCHISE AGREEMENTS,

LICENSES, OTHER OCCUPANCY ARRANGEMENTS

Exhibit F-1 - 17

EXHIBIT F-1

SCHEDULE 8(C)

LANDLORD CONSENTS

Exhibit F-1 - 18

EXHIBIT F-1

SCHEDULE 10(A)

EQUITY INTERESTS OF COMPANIES AND SUBSIDIARIES

Authorized Capital of Companies and Subsidiaries

Issued Capital of Companies and Subsidiaries

Loan Party or Subsidiary	Record Owner	Certificate No.	Issued Capital	Ratio or Percent of Issued Capital

Exhibit F-1 - 19

EXHIBIT F-1

SCHEDULE 10(B)

EQUITY INVESTMENTS OF 50% OR LESS

Exhibit F-1 - 20

EXHIBIT F-1

SCHEDULE 11

INSTRUMENTS AND TANGIBLE CHATTEL PAPER

Promissory Notes

Chattel Paper

Exhibit F-1 - 21

EXHIBIT F-1

SCHEDULE 12(A)

PATENTS AND TRADEMARKS

CANADIAN PATENTS

Registrations:

Owner	Registration Number	Description

Applications:

Owner	Application Number	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

OTHER PATENTS

Registrations:

Owner	Registration Number	Country/State/ Province	Description

Applications:

Owner	Application Number	Country/State/ Province	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

Exhibit F-1 - 22

EXHIBIT F-1

CANADIAN TRADEMARKS

Registrations:

Owner	Registration Number	Trademark

Applications:

Owner	Application Number	Trademark

Licenses:

Licensee	Licensor	Registration/ Application Number	Trademark

OTHER TRADEMARKS

Registrations:

Owner	Registration Number	Country/State/ Province	Trademark

Applications:

Owner	Application Number	Country/State/ Province	Trademark

Exhibit F-1 - 23

EXHIBIT F-1

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Trademark

INDUSTRIAL DESIGNS

Registrations:

Owner	Registration Number	Industrial Design

Applications:

Owner	Application Number	Industrial Design

Licenses:

Licensee	Licensor	Registration/ Application Number	Industrial Design

Exhibit F-1 - 24

EXHIBIT F-1

SCHEDULE 12(B)

COPYRIGHTS

CANADIAN COPYRIGHTS

Registrations:

Owner	Title	Registration Number

Applications:

Owner	Application Number

Licenses:

Licensee	Licensor	Registration/ Application Number	Description

OTHER COPYRIGHTS

Registrations:

Owner	Country/State/ Province	Title	Registration Number

Applications:

Owner	Country/State/ Province	Application Number

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

Exhibit F-1 - 25

EXHIBIT F-1

SCHEDULE 15

LETTER OF CREDIT RIGHTS

Exhibit F-1 - 26

EXHIBIT F-1

SCHEDULE 16

MOTOR VEHICLES

Exhibit F-1 - 27

EXHIBIT F-1

SCHEDULE 17

MATERIAL COMMERCIAL TORT CLAIMS

Exhibit F-1 - 28

EXHIBIT F-1

SCHEDULE 18

EMPLOYMENT/MANAGEMENT AGREEMENTS/PENSION PLANS

Exhibit F-1 - 29

EXHIBIT F-1

SCHEDULE 19

LITIGATION

Exhibit F-1 - 30

EXHIBIT F-1

SCHEDULE 20

INSURANCE

Exhibit F-1 - 31

EXHIBIT F-1

SCHEDULE 21

MATERIAL CONSENTS AND CONTRACTS

Exhibit F-1 - 32

EXHIBIT F-2

EXHIBIT F-2

[FORM OF]

PERFECTION CERTIFICATE SUPPLEMENT

This Perfection Certificate Supplement (“Supplement”), dated as of  , 20__, is delivered pursuant to paragraph (f) of Schedule 5.1 of that certain Secured Loan Agreement dated as of November 14, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”) among the lenders identified on the signature pages thereof, His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, the “Agent”) and Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia. Capitalized terms used but not defined herein have the meanings assigned in the Loan Agreement.

As used herein, the term “Companies” means the Loan Parties.

The undersigned hereby certify to the Agent that, as of the date hereof there has been no change in the information described in the Perfection Certificate delivered on the Closing Date (as supplemented by any Perfection Certificate Supplement delivered prior to the date hereof, the “Prior Perfection Certificate”), other than as follows:

1.	Names.

(a)

Except as listed on Schedule 1(a) attached hereto, the exact legal name of each Company, as such name appears in its respective certificate of incorporation or any other organizational document, is set forth in Schedule 1(a) to the Prior Perfection Certificate. Also, except as listed on Schedule 1(a) attached hereto, Schedule 1(a) to the Prior Perfection Certificate lists the French form of name of each company, if any. Also, except as listed on Schedule 1(a) attached hereto, each Company is (i) the type of entity disclosed next to its name in Schedule 1(a) to the Prior Perfection Certificate and (ii) a registered organization except to the extent disclosed in Schedule 1(a) to the Prior Perfection Certificate. Also, except as listed on Schedule 1(a) attached hereto, set forth in Schedule 1(a) to the Prior Perfection Certificate is the jurisdiction of formation of each Company and the organizational identification number for each Company.

(b)

Except as listed on Schedule 1(b) attached hereto, set forth in Schedule 1(b) to the Prior Perfection Certificate is any other corporate or organizational names each Company has had in the past five years, together with the date of the relevant change.

(c)

Except as listed on Schedule 1(c), set forth in Schedule 1(c) to the Prior Perfection Certificate is a list of all other names used by each Company, or any other business or organization to which each Company became the successor by merger, amalgamation, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, on any filings with the Internal Revenue Service or the Canada Revenue Agency. Except as set forth in Schedule 1(c), no Company has changed its jurisdiction of organization at any time during the past four months.

2.	Current Locations.

Exhibit F-2 - 1

EXHIBIT F-2

(a)

Except as listed on Schedule 2(a) attached hereto, the chief executive office and registered office of each Company is located at the respective addresses set forth in Schedule 2(a) to the Prior Perfection Certificate.

(b)

Except as listed on Schedule 2(b) attached hereto, set forth in Schedule 2(b) to the Prior Perfection Certificate are all locations (other than the locations disclosed in Schedule 2(a) to the Prior Perfection Certificate) where any Company maintains any books or records.

(c)

Except as listed on Schedule 2(c) attached hereto, set forth in Schedule 2(c) to the Prior Perfection Certificate are all the other places of business of any Company (i.e., other than those locations disclosed in Schedule 2(a) and Schedule 2(b) to the Prior Perfection Certificate).

(d)

Except as listed on Schedule 2(d) attached hereto, set forth in Schedule 2(d) to the Prior Perfection Certificate are all locations (other than locations disclosed in Schedule 2(a), Schedule 2(b), Schedule 2(c) and Schedule 2(e) to the Prior Perfection Certificate) where any Company maintains any of the Collateral consisting of inventory or equipment.

(e)

Except as listed on Schedule 2(e) attached hereto, set forth in Schedule 2(e) to the Prior Perfection Certificate are the names and addresses of all persons or entities other than any Company, such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, inventory or equipment each of which maintains more than USD$500,000 worth of inventory.

3.	Intentionally deleted.

4.

Extraordinary Transactions regarding Collateral. Except for those purchases, acquisitions and other transactions described on Schedule 4 to the Prior Perfection Certificate or on Schedule 4 attached hereto, all of the Collateral has been originated by each Company in the ordinary course of business or consists of goods which have been acquired by such Company in the ordinary course of business from a person in the business of selling goods of that kind.

5.	Intentionally deleted.

6.	Intentionally deleted.

7.

Filing Offices. Except as listed on Schedule 7 attached hereto, financing statements and other filings have been filed in the filing offices set forth in Schedule 7 to the Prior Perfection Certificate, which are the only filings required in any jurisdiction to perfect the Agents’ security interest in the Collateral.

8.	Real Property.

(a)

Except as listed on Schedule 8(a) attached hereto, Schedule 8(a) to the Prior Perfection Certificate is a list of all real property owned or leased by each Company that may be a Material Real Estate Asset.

(b)

Except as described on Schedule 8(b) of the Prior Perfection Certificate or Schedule 8(b) attached hereto, no Company has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor,

Exhibit F-2 - 2

EXHIBIT F-2

sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 8(a) to the Prior Perfection Certificate or Schedule 8(a) attached hereto.

(c)

Except as listed on Schedule 8(c) attached hereto, Schedule 8(c) to the Prior Perfection Certificate lists all instances where a Company has entered into any Leases as lessee or sublessee which require the consent of the landlord, lessor or other party thereto to enter into the Loan Agreement.

9.	Intentionally deleted.

10.	Stock Ownership and Other Equity Interests.

(a)

Except as listed on Schedule 10(a) attached hereto, Schedule 10(a) to the Prior Perfection Certificate is a true and correct list of all of the authorized, and the issued and outstanding, share capital, partnership interests, limited liability company membership interests and other equity interests of each Company and its Subsidiaries and the record and beneficial owners of such shares, partnership interests, membership interests or other equity interests.

(b)

Except as listed on Schedule 10(b) attached hereto, set forth on Schedule 10(b) to the Prior Perfection Certificate is each equity investment of each Company that represents 50% or less of the equity of the entity in which such investment was made.

11.

Instruments and Tangible Chattel Paper. Except as listed on Schedule 11 attached hereto, Schedule 11 to the Prior Perfection Certificate is a true and correct list of all promissory notes, instruments (other than cheques to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of indebtedness exceeding USD$1,000,000 held by each Company as of the date hereof, including all intercompany notes in excess of USD$1,000,000 between or among any Company and any other Subsidiary of Algoma Steel Inc. or the Parent.

12.	Intellectual Property.

(a)

Except as listed on Schedule 12(a) attached hereto, Schedule 12(a) to the Prior Perfection Certificate is a schedule setting forth all of each Company’s Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs (each as defined in the applicable Security Documents) registered with the United States Patent and Trademark Office or the Canadian Intellectual Property Office, and all other Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs, including the name of the registered owner and the registration number of each Patent, Patent License, Trademark, Trademark License, Intellectual Property License and Industrial Design owned by each Company.

(b)

Except as listed on Schedule 12(b) attached hereto, Schedule 12(b) to the Prior Perfection Certificate is a schedule setting forth all of each Company’s Copyrights and Intellectual Property Licenses in respect of Copyrights (each as defined in the applicable Security Documents), registered with the United States Copyright Office or Canadian Intellectual Property Office, including the name of the registered owner and the registration number of each Copyright or Intellectual Property License with respect to Copyrights owned by each Company.

Exhibit F-2 - 3

EXHIBIT F-2

13.	Intentionally deleted.

14.

Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts. Except as listed on Schedule 14 attached hereto, Schedule 14 to the Prior Perfection Certificate is a true and complete list of all Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts (each as defined in the applicable Security Documents) maintained by each Company, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

15.

Letter-of-Credit Rights. Except as listed on Schedule 15 attached hereto, Schedule 15 to the Prior Perfection Certificate is a true and correct list of all letters of credit with a value over USD$500,000 and issued in favour of each Company, as beneficiary thereunder.

16.

Motor Vehicles. Except as listed on Schedule 16 attached hereto, Schedule 16 to the Prior Perfection Certificate is a true and correct list of all motor vehicles valued at over USD$50,000 and owned by each Company, and the owner and approximate value of such motor vehicles.

17.

Commercial Tort Claims. Except as listed on Schedule 17 attached hereto, Schedule 17 to the Prior Perfection Certificate is a true and complete list of all Material Commercial Tort Claims involving a claim valued at over $5,000,000 (as determined in good faith by the Borrower).

18.

Employment/Management Agreements/Pension Plans. Except as listed on Schedule 18 attached hereto, Schedule 18 to the Prior Perfection Certificate is a true and complete list of all material employment agreements and all material collective bargaining agreements, registered defined benefit pension plans in Canada, registered defined contribution pension plans in Canada, as well as all management and similar agreements relating to each Company and a brief description of the current status and purpose thereof.

19.

Litigation. Except as listed on Schedule 19 attached hereto, Schedule 19 to the Prior Perfection Certificate is a true and complete list of all actions or proceedings pending or to its knowledge threatened by or against or involving any Company in which an adverse decision could reasonably be expected to result in a judgment, order, or award for the payment of money in excess of $15,000,000 (please specify the date filed, the name of the Company and whether such Company is plaintiff or defendant, the name(s) of the opposing party or parties, the jurisdiction and court in which any such claim was filed, the amount in controversy and the current status).

20.

Insurance. Except as listed on Schedule 20 attached hereto, Schedule 20 to the Prior Perfection Certificate is a schedule of the true and complete details of all insurance policies of each Loan Party (including casualty/property insurance, business interruption insurance, liability insurance, key man life insurance, flood insurance and credit insurance).

21.

Material Consents and Contracts. Except as listed on Schedule 21 attached hereto, Schedule 21 to the Prior Perfection Certificate is a true and complete list of all material licenses, permits, consents and governmental authorizations required to operate each Company’s business and all material contracts, including but not limited to any account debtor contracts it maintains in all jurisdictions, to which any Company is a party or to which any of the Companies’ collateral or property is subject. Also, except as listed on Schedule 21 attached hereto, Schedule 21 to the Prior Perfection Certificate contains a true and complete list of all requisite material governmental and third-party consents and approvals necessary to consummate the transactions contemplated by the Loan Agreement.

Exhibit F-2 - 4

EXHIBIT F-2

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Exhibit F-2 - 5

EXHIBIT F-2

IN WITNESS WHEREOF, we have hereunto signed this Supplement as of this   day of      , 20__.

ALGOMA STEEL INC.

By:
Name:
Title:

By:
Name:
Title:

ALGOMA STEEL INTERMEDIATE HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

ALGOMA STEEL USA INC.

By:
Name:
Title:

By:
Name:
Title:

Signature Page

EXHIBIT F-2

[SUBSIDIARY GUARANTOR]

By:
Name:
Title:

By:
Name:
Title:

Signature Page

EXHIBIT F-2

Schedule 1(a)

Legal Names, Etc.

Legal Name	Type of Entity	Jurisdiction of Formation	Organizational Identification Number

Exhibit F-2 - 8

EXHIBIT F-2

Schedule 1(b)

Prior Organizational Names

Loan Party	Prior Legal Name	Commenced	Ceased

Exhibit F-2 - 9

EXHIBIT F-2

Schedule 1(c)

Changes in Corporate Identity; Other Names

Exhibit F-2 - 10

EXHIBIT F-2

Schedule 2(a)

Chief Executive Offices and Registered Offices

Company	Chief Executive Office Address	Registered Office Address

Exhibit F-2 - 11

EXHIBIT F-2

Schedule 2(b)

Location of Books

Exhibit F-2 - 12

EXHIBIT F-2

Schedule 2(c)

Other Places of Business

Company/Subsidiary	Address	Province/State

Exhibit F-2 - 13

EXHIBIT F-2

Schedule 2(d)

Additional Locations of Equipment and Inventory

Name of Entity in Possession of Collateral of Company	Address/Location of Collateral	City	Province/State

Exhibit F-2 - 14

EXHIBIT F-2

Schedule 4

Transactions Other Than in the Ordinary Course of Business

Exhibit F-2 - 15

EXHIBIT F-2

Schedule 7

Filings/Filing Offices

Company	Type of Filing	Jurisdiction	Applicable Security Document

Exhibit F-2 - 16

EXHIBIT F-2

Schedule 8(a)

Real Property

Ref. No.	PIN	LEGAL DESCRIPTION

Exhibit F-2 - 17

EXHIBIT F-2

Schedule 8(b)

Leases, Subleases, Tenancies, Franchise Agreements,

Licenses, Other Occupancy Arrangements

Exhibit F-2 - 18

EXHIBIT F-2

Schedule 8(c)

Landlord Consents

Exhibit F-2 - 19

EXHIBIT F-2

Schedule 10(a)

Equity Interests of Companies and Subsidiaries

Authorized Capital of Companies and Subsidiaries

Issued Capital of Companies and Subsidiaries

Loan Party or Subsidiary	Record Owner	Certificate No.	Issued Capital	Percent of Issued Capital

Exhibit F-2 - 20

EXHIBIT F-2

Schedule 10(b)

Equity Investments of 50% or Less

Exhibit F-2 - 21

EXHIBIT F-2

Schedule 11

Instruments and Tangible Chattel Paper

Promissory Notes

Chattel Paper

Exhibit F-2 - 22

EXHIBIT F-2

Schedule 12(a)

Patents and Trademarks

CANADIAN PATENTS

Registrations:

Owner	Registration Number	Description

Applications:

Owner	Application Number	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

OTHER PATENTS

Registrations:

Owner	Registration Number	Country/State/ Province	Description

Applications

Owner	Application Number	Country/State/ Province	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

CANADIAN TRADEMARKS

Registrations:

Owner	Registration Number	Trademark

Exhibit F-2 - 23

EXHIBIT F-2

Applications:

Owner	Application Number	Trademark

Licenses:

Licensee	Licensor	Registration/ Application Number	Trademark

OTHER TRADEMARKS

Registrations:

Owner	Registration Number	Country/State/ Province	Trademark

Applications

Owner	Application Number	Country/State/ Province	Trademark

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Trademark

INDUSTRIAL DESIGNS

Registrations:

Owner	Registration Number	Industrial Design

Applications

Owner	Application Number	Industrial Design

Exhibit F-2 - 24

EXHIBIT F-2

Licenses:

Licensee	Licensor	Registration/ Application Number	Industrial Design

Exhibit F-2 - 25

EXHIBIT F-2

Schedule 12(b)

Copyrights

CANADIAN COPYRIGHTS

Registrations:

Owner	Title	Registration Number

Applications:

Owner	Application Number

Licenses:

Licensee	Licensor	Registration/ Application Number	Description

OTHER COPYRIGHTS

Registrations:

Owner	Country/State/ Province	Title	Registration Number

Applications

Owner	Country/State/ Province	Application Number

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

Exhibit F-2 - 26

EXHIBIT F-2

Schedule 14

Deposit Accounts, Securities Accounts and Commodity Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers

Exhibit F-2 - 27

EXHIBIT F-2

Schedule 15

Letter of Credit Rights

Exhibit F-2 - 28

EXHIBIT F-2

Schedule 16

Motor Vehicles

Exhibit F-2 - 29

EXHIBIT F-2

Schedule 17

Material Commercial Tort Claims

Exhibit F-2 - 30

EXHIBIT F-2

Schedule 18

Employment/Management Agreements/Pension Plans

Exhibit F-2 - 31

EXHIBIT F-2

Schedule 19

Litigation

Exhibit F-2 - 32

EXHIBIT F-2

Schedule 20

Insurance

Exhibit F-2 - 33

EXHIBIT F-2

Schedule 21

Material Consents and Contracts

Exhibit F-2 - 34

SCHEDULE A-1

Schedule A-1

[INTENTIONALLY DELETED]

Schedule A-1 - 1

SCHEDULE A-2

Schedule A-2

[INTENTIONALLY DELETED]

Schedule A-2 - 1

SCHEDULE C-1

Schedule C-1

COMMITMENTS

Lender	Initial Commitment
His Majesty The King in right of Ontario, as represented by the Minister Of Northern Economic Development And Growth	$20,000,000
TOTAL:	$20,000,000

Schedule C-1 - 1

SCHEDULE D-1

Schedule D-1

EXISTING DEBT FOR BORROWED MONEY

[Redacted: Commercially Sensitive Information]

Schedule D-1 - 1

SCHEDULE E-1

Schedule E-1

[INTENTIONALLY DELETED]

Schedule E-1 - 1

SCHEDULE F-1

Schedule F-1

PERMITTED LIENS

[Redacted: Commercially Sensitive Information]

Schedule F-1 - 1

SCHEDULE 3.1

Schedule 3.1

CONDITIONS PRECEDENT

The obligation of each Lender to make its initial extension of credit provided for in this Agreement is subject to the fulfillment, to the satisfaction of each Lender (the making of such initial extension of credit by any Lender being conclusively deemed to be its satisfaction or waiver of the following), of each of the following conditions precedent:

(i) completion by each Lender to its sole satisfaction of its due diligence review of the Borrower, including, without limitation, review of the Borrower’s existing corporate and debt structure, the terms of its Existing Debt, financial information of the Borrower and such information of the Borrower as may be required by such Lender;

(ii) all necessary Ontario government approvals in respect of the Loan, this Agreement and the other Loan Documents will have been obtained;

(iii) this Agreement, the other Loan Documents, the Unsecured Loan Agreement and the Loan Documents (as defined in the Unsecured Loan Agreement) will have been executed and delivered by all parties thereto;

(iv) each Lender will have received certified copies of the Organizational Documents of each Loan Party, the resolutions authorizing the execution, delivery and performance of each Loan Party’s obligations under the Loan Documents to which each is a party and the transactions contemplated herein, and certificates as to the incumbency of the officers of each Loan Party;

(v) copies of all agreements which restrict or limit the powers of any Loan Party or their respective directors or officers not otherwise delivered under paragraph (iv) above, certified by such Loan Party to be true, will have been delivered to each Lender;”

(vi) certificates of status or good standing (or the local law equivalent), where available, of each Loan Party will have been delivered to each Lender;

(vii) the Agent will have received a Borrowing Notice as required under Section 2.3(a) of this Agreement, in which an Authorized Officer of the Borrower has certified: (i) the intended use of proceeds for the requested Borrowing; (ii) that the Borrower is Solvent and (iii) the Borrower has also requested a borrowing, on a pro rata basis with the Borrowing, under the Secured CEEFC Loan Agreement;

(viii) each Lender will have received certified copies of all approvals of any Governmental Authorities or other third parties (including in connection with any Existing Debt other than as contemplated in paragraph (x) below), required for the execution, delivery and performance of each Loan Party’s obligations under the Loan Documents to which each is a party and the transactions contemplated therein as of the Closing Date;

(ix) each Lender will have received fully executed copies of the Acceptable Intercreditor Agreements or Subordination Agreements, as applicable, with respect to all Existing Debt, as may be required by such Lender;

(x) each Lender shall have received evidence in form and substance satisfactory to it from the ABL Agent, for and on behalf of the lenders under the ABL Credit Agreement, of its consent to the Borrower (and the other Loan Parties, as applicable) (i) entering into of this Agreement,

Schedule 3.1 - 1

SCHEDULE 3.1

the other Loan Documents, the Unsecured Loan Agreement and the loan documents delivered in connection with the Unsecured Loan Agreement, (ii) incurring the Indebtedness contemplated hereunder and thereunder, (iii) making interest, fee and principal payments with respect thereto, including at maturity and in respect of any prepayments and (iv) granting Liens in favour of the Agent in connection with this Agreement;

(xi) each Lender shall have received executed copies of the CEEFC Credit Facilities, which shall be on terms and conditions substantially similar to the terms and conditions of the Loan, subject to any variation as shall be acceptable to such Lender in its sole discretion;

(xii) each Lender will have received a currently dated Officer’s Certificate of the Borrower certifying that (i) each Loan Party is Solvent, (ii) the representations and warranties of the Loan Parties set forth in each Loan Document, the Unsecured Loan Agreement and each attestation given by the Loan Parties in the Loan Application, are true and correct (subject to any materiality thresholds contained therein) as at such time, except to the extent updated in writing prior to the Closing Date and accepted by such Lender; (iii) that no “default” or “event of default” has occurred and is continuing under any Existing Debt for Borrowed Money Documents; (iv) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect; (v) that the Borrower continues to operate its business in the ordinary course as adjusted for the then current operating circumstances resulting from tariffs and countermeasures; and (vi) the Borrower has not initiated, and is not currently implementing, any change to its business or operations that would result in a material deviation from the Business Plan;

(xiii) no Default or Event of Default shall have occurred and be continuing on the Closing Date, or would result from making the Borrowing on such date;

(xiv) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect;

(xv) each Lender shall have received copies of any Existing Debt Documents as such Lender may request;

(xvi) a currently dated letter of opinion of legal counsel to the Borrower and the other Loan Parties from all applicable jurisdictions, will have been delivered to the Agent and the Lenders as addressees, in form and substance satisfactory to the Agent;

(xvii) payment of the transaction fee in accordance with the Fee Letter and all other costs and expenses of each Lender and the Agent payable on or before the Closing Date;

(xviii) each Lender will have received copies of all waivers and ancillary agreements required to be delivered by the executive officers of ASGI in respect of the executive compensation requirements set out in the Loan Program Agreement; and

(xix) each Lender will have received evidence satisfactory to it that ASGI has amended its clawback policy, such policy to be in form and substance satisfactory to such Lender;

(xx) the Agent shall have received evidence that appropriate financing statements have been duly filed in such office or offices as may be necessary or, in the opinion of Agent, desirable to perfect the Agent’s Liens in and to the Collateral, and Agent shall have received searches reflecting the filing of all such financing statements;

Schedule 3.1 - 2

SCHEDULE 3.1

(xxi) the Agent shall have received each of the following documents, in form and substance satisfactory to the Agent, duly executed and delivered, and each such document shall be in full force and effect:

(a)	the loan, security and mortgage documents listed in the closing checklist dated on or about the date hereof;

(b)	with respect to any Mortgaged Property, a Mortgage Policy with respect thereto;

(c)	a completed Perfection Certificate for each of the Loan Parties; and

(xxii) the Agent shall have received a certificate of insurance, together with the endorsements thereto, as are required by Section 5.6 of this Agreement, the form and substance of which shall be satisfactory to Agent.

Schedule 3.1 - 3

SCHEDULE 4.1

Schedule 4.1

CAPITALIZATION OF BORROWER AND SUBSIDIARIES

[Redacted: Commercially Sensitive Information]

Schedule 4.1 - 1

SCHEDULE 4.11

Schedule 4.11

ENVIRONMENTAL MATTERS

[Redacted: Commercially Sensitive Information]

Schedule 4.141 - 1

SCHEDULE 4.11

Schedule 4.14

[Reserved]

Schedule 4.141 - 1

SCHEDULE 4.21(e)

Schedule 4.21(e)

VIOLATIONS OR PROCEEDINGS

[Redacted: Commercially Sensitive Information]

Schedule 4.21(e) - 1

SCHEDULE 5.1

Schedule 5.1

FINANCIAL STATEMENTS, REPORTS, CERTIFICATES

[Redacted: Commercially Sensitive Information]

66287264.7

1400-7293-8010

Schedule 5.1- 1